

constant focus



FirstMerit Corporation

2009 Annual Report



financial highlights

FirstMerit Corporation and Subsidiaries

(Dollars in thousands except per-share data)	Years ended December 31, 2009	2008	2007	2006	2005
RESULTS OF OPERATIONS					
Interest income	$ 459,527	$ 553,826	$ 636,994	$ 603,841	$ 541,446
Conversion to fully tax-equivalent	6,869	5,976	5,494	2,919	2,621
Interest income*	466,396	559,802	642,488	606,760	544,067
Interest expense	110,763	197,637	299,448	263,468	192,451
Net interest income*	355,633	362,165	343,040	343,292	351,616
Provision for loan losses	98,433	58,603	30,835	76,112	43,820
Net interest income after provision for loan losses*	257,200	303,562	312,205	267,180	307,796
Other income	210,301	201,436	196,923	195,148	190,466
Other expenses	352,817	330,633	330,226	328,087	313,508
Income before federal income taxes*	114,684	174,365	178,902	134,241	184,754
Federal income taxes	25,645	48,904	50,381	36,376	51,650
Fully tax-equivalent adjustment	6,869	5,976	5,494	2,919	2,621
Federal income taxes*	32,514	54,880	55,875	39,295	54,271
Net income	$ 82,170	$ 119,485	$ 123,027	$ 94,946	$ 130,483
Per share:					
Basic net income**	$ 0.90	$ 1.46	$ 1.51	$ 1.17	$ 1.54
Diluted net income**	$ 0.90	$ 1.46	$ 1.51	$ 1.16	$ 1.54
Cash dividends	$ 0.77	$ 1.16	$ 1.16	$ 1.14	$ 1.10
PERFORMANCE RATIOS					
Return on total assets (ROA)	0.76%	1.13%	1.19%	0.94%	1.27%
Return on common shareholders' equity (ROE)	8.09%	12.76%	14.05%	10.67%	13.50%
Net interest margin — tax-equivalent basis	3.58%	3.72%	3.62%	3.71%	3.73%
Efficiency ratio	62.95%	58.78%	61.12%	60.77%	57.88%
Book value per common share	$ 12.25	$ 11.58	$ 11.24	$ 10.56	$ 11.39
Average shareholders' equity to total average assets	9.73%	8.87%	8.48%	8.79%	9.42%
Dividend payout ratio	85.56%	79.45%	76.82%	98.28%	71.43%
BALANCE SHEET DATA					
Total assets (at year end)	$10,539,902	$11,100,026	$10,400,666	$10,298,702	$10,161,317
Long-term debt (at year end)	740,105	1,344,195	203,755	213,821	300,663
Daily averages:					
Total assets	$10,793,494	$10,549,442	$10,318,788	$10,130,015	$10,264,429
Earning assets	9,925,234	9,729,909	9,482,759	9,261,292	9,434,664
Deposits and other funds	9,475,734	9,424,132	9,252,166	9,072,820	9,139,578
Shareholders' equity	1,049,925	936,088	875,526	889,929	966,726

**Fully tax-equivalent basis*

***Average outstanding shares and per-share data restated to reflect the effect of stock dividends declared April 28, 2009 and August 20, 2009.*

This annual report may contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied in this report. Further information concerning issues that could materially affect financial performance related to forward-looking statements can be found in FirstMerit's Annual Report on Form 10-K for the year ended December 31, 2009, a copy of which is included in this report, and the Company's periodic filings with the Securities and Exchange Commission.

FirstMerit
Mission, Vision and Core Values

Mission

To improve and preserve the financial well being of our customers and the communities we serve.

Vision

To be the bank of first choice for financial services in the communities we serve.

Core Values

Financial Performance
Personal commitment and accountability to provide excellence in financial performance for our customers and shareholders.

Integrity
People with a deep sense of integrity in all aspects of our business.

Risk Management
People who know, understand and embrace our credit culture, strong risk governance and risk management.

Superior Service
People who work to earn our customers' business every day through our service ethic and focus on providing superior service.

Teamwork
Positive, competent, energized and focused people with the attitude of ownership in the Company and customer relationships, who, through open communication and respect, foster collaboration and have fun while maintaining individual accountability, and who celebrate successes together.



to our shareholders



PAUL G. GREIG
Chairman,
President and
Chief Executive Officer

Despite the persistent economic and industry challenges of 2009,

FirstMerit ended the year with 12 months of solid performance that position us as one of the strongest banks in the industry. Our value proposition – providing world-class products and service through local delivery channels – has been a constant driver of our performance since 1845 and continued through 2009. I'm proud to report some of the high-water marks your Company achieved in the past year:

- Consistent profitability, resulting in total net income of $82.2 million, or earnings per share of $0.90
- Robust full-year return on assets of 0.76%
- Solid full-year return on equity of 8.09%
- Substantial industry-leading capital levels and high liquidity

I am pleased with our stock performance in 2009. While we aspire for higher performance, our total return to you in 2009 was 3.8 percent, significantly higher than that of the Nasdaq Bank Index as well as that of most of our peers.

> We remain one of the highest capitalized banks in the industry, with our tangible common equity ratio at 8.89% at December 31, 2009.

In January 2009 we participated in the U.S. Treasury's Troubled Asset Relief Program (TARP) and quickly exited the program in April, just 103 days later. We are pleased the Treasury recognized us as a healthy bank worthy of its Capital Purchase Program investment. As we were before participating in TARP, we remain one of the highest capitalized banks in the industry, with our tangible common equity ratio at 8.89 percent at December 31, 2009.

Strong capital levels are a reflection of our fortress-like balance sheet. Constant focus on the fundamentals of sound banking is essential to protecting the value of FirstMerit for our shareholders. The results of that focus also earned your Company the ability to expand the FirstMerit franchise into the vibrant Chicago market. On November 11, 2009, we announced our agreement to acquire $1.2 billion in deposits, a minimum of $315 million of performing loans and 24 Chicago-area branches from St. Louis–based First Bank. We received regulatory approval in January 2010 and converted the branches to FirstMerit in February. Also in February 2010, we acquired Chicago-based George Washington Savings Bank and its four branches through an agreement with the Federal Deposit Insurance Corporation.

Tangible Common Equity
Dollars in thousands


$1,000
$800
$600
$400
$200
0
823.1
7.60%
882.2
8.36%
918.8
8.65%
924.9
8.89%
Q1
Q2
Q3
Q4

Additionally, in November we acquired the Midwest asset-based loan (ABL) business from an affiliate of First Bank. We also acquired the staff to service those loans and build new business. As a result, your Company now has ABL offices in Akron, Cleveland, Cincinnati, Chicago and St. Louis. This acquisition enhances our already robust ABL business and broadens our ability to help small business owners throughout the Midwest.

Across the company in 2009, we welcomed outstanding bankers and executives from our peers. Our success and stable standing in a disrupted marketplace make us a very desirable place to work and make a difference. The infusion of new executives has refreshed your Company with new energy and perspective, all driving us to reach higher goals and achieve greater levels of customer service.



In the fourth quarter of 2009, core deposits were up 22% over fourth quarter 2008.

Customer service has always been the backbone of our success and continues to set us apart from our competitors. For the third year in a row, J.D. Power and Associates has named us the best bank in Ohio for customer service. Our dedication to our customers in 2009 also brought FirstMerit an "Outstanding" Community Reinvestment Act rating from the Office of the Comptroller of the Currency as well as national and regional Commercial Banking awards for service to small- and medium-size companies from Greenwich Associates.

These testaments to FirstMerit's high levels of customer service are backed up by increases in core deposits (checking accounts, savings accounts and money market savings products) in all four quarters. In the fourth quarter of 2009, core deposits were up 22 percent over fourth quarter 2008 and represented 79 percent of total average deposits compared to 63 percent in fourth quarter 2008.

On the commercial side, we saw some significant increases, particularly in specialized lending. Core deposits in this area were up 17 percent year over year and net interest income was up 26 percent.

94% customer retention rate in 2009 in our Wealth Management segment.

In our Wealth Management segment, we attracted $249 million in new assets under management and earned an additional $1.6 million in revenue on those assets. Our 94 percent customer retention rate in 2009 is a positive reflection of our focus on customer satisfaction.

In the second quarter of 2009, your Company's Board of Directors declared a quarterly cash dividend of $0.16 per share, along with a $0.13 per share dividend of common stock. A similar dividend action was taken in the third quarter. In the fourth quarter, a cash dividend of $0.16 was announced. These dividend actions enabled us to increase our share of retained earnings in order to add to our already high levels of capital while stewarding the long-term value of your investment in FirstMerit.

I am proud of our accomplishments in 2009, a year unlike any in memory. With the support of our employees, customers and shareholders, and the outstanding guidance of our directors, we are well positioned for the future. To all, I say thank you.

PAUL G. GREIG
Chairman, President and Chief Executive Officer

February 22, 2010


constant

Being a constant and stable partner continues to be an important part of our Commercial Banking philosophy and a driver of our success in 2009. Business needs were very dynamic as the larger economic picture became more challenging throughout the year. Many customers shifted their focus toward paying down credit lines, postponing capital investments and reducing inventory. FirstMerit redoubled efforts to be available for our commercial customers, building on the longstanding core belief that great service is predicated on a greater understanding of the customer. There has never been a year when our partnership with these clients was more critical for their continued success.

being Being there, being available, being ready with the right answers and products to help commercial businesses survive and thrive – that has been and continues to be the cornerstone of FirstMerit and its **Commercial Banking** team.

Being ready to react to our changing customer needs has allowed us to achieve loan and core deposit growth. This growth demonstrates the power of providing reliable, steady and fundamentally sound service, the hallmark of FirstMerit. And some of the many reasons why our customers remain with us regardless of what the larger economy may be doing.

In 2009, the Commercial segment expanded its Asset-Based Lending (ABL) business through the acquisition of the ABL group from First Bank in St. Louis. We are excited about the opportunities this opens up for us at FirstMerit and anticipate continued growth in this segment of our business. In addition, our ability to provide a wide range of specialized products and solutions helped generate organic growth in our core markets.

Small business banking continued to be a focus across all segments, and we were rewarded for our efforts with recognition for our excellence from Greenwich Associates. FirstMerit received national awards for Financial Stability, Accuracy of Operations, Customer Service and Overall Satisfaction.

Our philosophy for 2010 remains the same as it always has been – making strategic investments in our people and sustaining a culture based on sound business practices, solid information, avoidance of short-term high-risk deals and a deeper appreciation and understanding of our customers as business owner/operators and neighbors.



Responding dynamically to industry changes spells success in the television production business just as much as in banking. Lyon Video in Columbus has made prudent investments to upgrade key technology, allowing them the flexibility and competitive advantage to remain strong and viable in a challenging economy. Their partnership with FirstMerit has been an important part of creating a formula for success.

Bob Lyon
Lyon Video – Television Production Business, Columbus


constant

Creating an unmatched value proposition for consumers and delivering it with award-winning service was once again the keystone for organic growth in Retail Banking for 2009. In a year of unprecedented criticism of the banking industry in general, FirstMerit retained our customers at an industry-leading rate and brought in new households at a record pace. Our positive brand awareness grew as well, thanks in part to the personification of FirstMerit in Franklin T. Moose.

creating

Creating happy customers, creating great experiences, creating long-lasting relationships that enable greater financial security and stronger communities – that's the foundation for **Retail Banking** at FirstMerit.

Our industry-leading Reality Checking and Reality Savings products drove an unprecedented shift in our deposits to over 75 percent of core balances. These core balances represent core checking and savings account customers, traditional markers of long-term, stable, loyal relationships. These are customers who like banking with us and are likely to maintain long-term relationships.

Convenience and service are critical components to our appeal. Customers have more access to FirstMerit than ever, with expanded branch hours and around-the-clock 365-days-a-year service through our call center – a unique offering in our service area. Small business customers also benefit from our high level of service, specifically staffed for their unique needs.

Our robust and popular gift card program continues to grow in double digits, with almost half a million cards sold since its inception. Featuring more than 50 different designs and no purchase fees, our gift cards have increasing appeal with customers and help to drive greater activity in our branches. Like our Reality products, our gift card program is unlike any other in our industry.

But the big story this year has been the explosive growth in popularity of Franklin T. Moose, who has become the personification of FirstMerit thanks solely to customer demand. By projecting fun, approachability, friendliness and warmth, Franklin helps make customers happy to bank with us and reinforces many of our brand attributes. His soaring popularity has led to appearances in national sporting events, corporate advertising and even his own Facebook page, where he can interact with customers in new ways.

The success in Retail Banking was again recognized at a national level. FirstMerit was ranked as number one against our peers by J.D. Power and Associates in customer satisfaction for the third consecutive year.



Professional, versatile, trustworthy – the principles by which Fortney & Weygandt has built its construction contracting firm. When selecting a bank, they deemed it critical to find a partner who shared these important guidelines. The ability to trust in a neighborhood bank and having access to top professionals a phone call away remained important drivers of their decision to partner with FirstMerit and to maintain that relationship for more than a decade, proving that a commitment to creating value is something we all share.

Left to right:
Bob Fortney & Greg Freeh
Fortney & Weygandt, Contractors, North Olmstead


constant

Doing what is right for our customers allows for them to develop a strong sense of trust and confidence – the most critical aspect in the practice of Wealth Management at FirstMerit. This sense of trust and confidence in their advisors is necessary in order for the relationship to prosper and generate the expected results. At FirstMerit, we believe strongly in the premise that a team approach, with all members of the team working toward the same goal, is the best way to deliver personalized, individualized, high-value returns for the client.

doing Doing right by our customers, doing our best to provide solid and well-informed decisions, doing what's needed to protect and preserve their well-earned assets – these represent the pillars and the future of **Wealth Management** services as provided by FirstMerit.

Our "One Team One Focus" approach resulted in successes across a number of fronts in 2009. The steady performance of our Investment Management & Trust portfolio gained market share among investors and outperformed our peers. In our Retail Investment group we internalized the broker dealer at the end of the year. This will help create operational efficiencies, allow us to provide more depth and breadth in our product offerings and, most importantly, allow for the inclusion of local support to our teams.

FirstFamily Office was created this year to provide highly customized services, beyond the scope of traditional Wealth Management, for our customers with relationships that have multi-generational impact. We developed a dedicated team of specialists who serve as the family's personal "Chief Financial Officer."

To each client, we comprehensively deliver concise insight on investment activities through a single consolidated statement for our unified management accounts. Client involvement with external money managers, brokers, insurance professionals, attorneys and accountants also are reviewed by our Wealth Management team to make sure the client's objectives remain the unwavering focus for all involved.

Doing our best to provide solid and well-informed support to our clients drove FirstMerit's rate of client retention to 94% in 2009, a significant accomplishment in a turbulent year.

We believe that customer satisfaction in Wealth Management begins with giving our team of professionals the respect and entrepreneurial ability to provide the best service and information available. As this occurs, everyone involved wins – our employees earn greater responsibility and rewards, our shareholders benefit from increased revenues generated for FirstMerit and, most importantly, our clients continue to receive the highest quality service.



Americhem works to create a perfect partnership at every turn with their clients, using a consultative and team-based approach. This philosophy has propelled their global franchise to an industry-leading position. Based in Cuyahoga Falls, Americhem has partnered with FirstMerit for more than 50 years in part because we believe and practice the same philosophy of caring and individualized attention toward our customers.

Left to right:
Dr. Tom Maier, Cathy Hanlin & Richard Juve
Americhem, Inc., Color and Additives Producer, Cuyahoga Falls


constant

Caring about building a stronger community has been one of the foundations of FirstMerit and a long-standing commitment to those we serve. As our communities faced increased economic hardship, the demand for financial and supportive services increased dramatically in 2009. FirstMerit responded fully to those needs through a comprehensive program of community support. Our employees performed thousands of hours of volunteer work across our service area in 2009 and donated a quarter of a million dollars, demonstrating our caring and commitment to our neighbors.

caring Caring about building a stronger community, caring about families and their ability to achieve a brighter tomorrow, supporting a steady flow of greater opportunities – these provide the underpinning and strategic vision of Charitable Giving and **Community** Reinvestment programs through FirstMerit and the FirstMerit Foundation.

The FirstMerit Foundation increased total charitable distributions by over 3 percent, supporting programs and services assisting an estimated 6.6 million people. Our contributions to 16 area United Way programs increased 12 percent. We increased funding by 71 percent for economic development and community housing programs, and provided focused funding for financial literacy education, emergency response services and food bank agencies.

Caring for our communities was evidenced by our commitment to our Community Reinvestment Act (CRA) segment. FirstMerit was awarded the highest possible rating by the OCC in recognition of our efforts in 2009. We achieved an "OUTSTANDING" designation by remaining focused on our mission to meet the financial needs of families in our communities, with special emphasis on low-to-moderate-income families and individuals. This top-tier rating is achieved by fewer than 15 percent of nationally examined banking institutions.

CRA provided an impressive $38 million in affordable housing lending and investments. Projects during the year included the $4 million Washington Homes Project in Akron, creating 34 single family homes for low-to-moderate-income families and the $3.1 million Maplewood Village in Portage County, providing 50 units of affordable housing to low-income seniors. We made an investment of $1 million in the Ohio Equity Fund XIX-A, which provides low-income housing tax credits, and our work with the Federal Home Loan Bank (FHLB) of Cincinnati secured $775,000 in funding for affordable housing programs in Cleveland and Akron.

Over **50**% of all FirstMerit charitable giving goes toward meeting critical community needs through organizations like United Way, Red Cross and food banks.

Our support was also given to multiple initiatives to help families build for a better tomorrow. We worked with East Akron Neighborhood Development to obtain a $200,000 grant for "Pursuing the American Dream," a program to help prevent foreclosures. FirstMerit continued its financial and hands-on support to Habitat for Humanity in our communities.

In total, continuing support of charitable investments and direct lending initiatives provided $40 million to FirstMerit communities in 2009.



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 0-10161



FIRSTMERIT

(Exact name of registrant as specified in its charter)

Ohio	**34-1339938**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
III Cascade Plaza, 7 th Floor, Akron Ohio	**44308**
(Address of principal executive offices)	*(Zip Code)*

(330) 996-6300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, without par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2009, the aggregate market value of the registrant's common stock (the only common equity of the registrant) held by non-affiliates of the registrant was $1,449,516,458 based on the closing sale price as reported on The NASDAQ Stock Market.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 5, 2010
Common Stock, no par value	86,983,440 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Shareholders to be held on April 21, 2010 (Proxy Statement)	Part III

Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on FirstMerit's Common Stock against the cumulative return of the Nasdaq Banks Index, the Nasdaq Index and the S&P 500 Index for the period of five fiscal years commencing December 31, 2004 and ended December 31, 2009. The graph assumes that the value of the investment in FirstMerit Common Stock and each index was $100 on December 31, 2004 and that all dividends were reinvested.


150.00
100.00
50.00
2004
2005
2006
2007
2008
2009
FMER
CBNK
NASDAQ
S&P 500

	2004	2005	2006	2007	2008	2009
FMER	100.00	94.77	92.64	81.25	88.42	91.76
CBNK	100.00	95.67	111.40	89.54	70.55	58.97
Nasdaq	100.00	102.13	112.64	124.61	75.05	108.82
S&P 500	100.00	104.91	121.20	127.85	81.12	102.15

PART I

ITEM 1. BUSINESS

BUSINESS OF FIRSTMERIT

Overview

Registrant, FirstMerit Corporation ("FirstMerit" or the "Corporation"), is a $10.5 billion bank holding company organized in 1981 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). FirstMerit's principal business consists of owning and supervising its affiliates. Although FirstMerit directs the overall policies of its affiliates, including lending practices and financial resources, most day-to-day affairs are managed by their respective officers. The principal executive offices of FirstMerit are located at III Cascade Plaza, Akron, Ohio 44308, and its telephone number is (330) 996-6300.

At December 31, 2009, FirstMerit Bank, N.A. ("FirstMerit Bank"), one of the Corporation's principal subsidiaries, operated a network of 160 full service banking offices and 182 automated teller machines. Its offices span a total of 24 counties in Ohio, including Ashland, Ashtabula, Crawford, Cuyahoga, Delaware, Erie, Fairfield, Franklin, Geauga, Holmes, Huron, Knox, Lake, Lorain, Lucas, Madison, Medina, Portage, Richland, Seneca, Stark, Summit, Wayne and Wood Counties, and Lawrence County in Pennsylvania. In its principal market in Northeastern Ohio, FirstMerit serves nearly 599,216 households and businesses in the 16th largest consolidated metropolitan statistical area in the country (which combines the primary metropolitan statistical areas for Cleveland, Lorain/Elyria and Akron, Ohio). FirstMerit and its direct and indirect subsidiaries had approximately 2,495 employees at December 31, 2009.

Subsidiaries and Operations

Through its subsidiaries, FirstMerit operates primarily as a line of business banking organization, providing a wide range of banking, fiduciary, financial, insurance and investment services to corporate, institutional and individual customers throughout northern and central Ohio, and western Pennsylvania. FirstMerit's banking subsidiary is FirstMerit Bank.

Prior to 2007, the Corporation managed its operations through the major line of business "Supercommunity Banking." To improve revenue growth and profitability as well as enhance relationships with customers, the Corporation moved to a line of business model during the first quarter of 2007. The major lines of business are Commercial, Retail, Wealth and Other. Accordingly, prior period information has been reclassified to reflect this change. Note 15 (Segment Information) to the consolidated financial statements provides performance data for these lines of business.

Other services provided by FirstMerit Bank or its affiliates include automated banking programs, credit and debit cards, rental of safe deposit boxes, letters of credit, leasing, securities brokerage and life insurance products. FirstMerit Bank also operates a trust department, which offers wealth management and trust services. The majority of its customers are comprised of consumers and small and medium size businesses. FirstMerit Bank is not engaged in lending outside the continental United States and is not dependent upon any one significant customer or specific industry.

FirstMerit's non-banking direct and indirect subsidiaries provide insurance sales services, credit life, credit accident and health insurance, securities brokerage services, equipment lease financing and other financial services.

FirstMerit's principal direct operating subsidiary other than FirstMerit Bank is FirstMerit Community Development Corporation. FirstMerit Community Development Corporation was organized in 1994 to further FirstMerit's efforts in identifying the credit needs of its lending communities and meeting the requirements of the Community Reinvestment Act ("CRA"). Congress enacted the CRA to ensure that financial institutions meet the deposit and credit needs of their communities. Through a community development corporation, financial institutions can fulfill these requirements by nontraditional activities such as acquiring, rehabilitating or investing in real estate in low to moderate income neighborhoods, and promoting the development of small business.

FirstMerit Bank is the parent corporation of 19 wholly-owned subsidiaries a complete list of which is set forth in Exhibit 21 filed as an attachment to this Annual Report on Form 10-K. FirstMerit Mortgage Corporation, located in

Canton, Ohio, originates residential mortgage loans and provides mortgage loan servicing for itself and FirstMerit Bank. FirstMerit Equipment Finance Company, Inc. (f.k.a. FirstMerit Credit Services and FirstMerit Leasing) provides commercial lease financing and related services.

Bank subsidiaries FirstMerit Securities, Inc. and FirstMerit Financial Services, Inc. provide investment securities and annuities to customers. Securities trading has been a brokered program in conjunction with third-party providers since 1999; beginning January 14, 2010 FirstMerit is internalizing broker dealer services through the new FirstMerit Financial Services subsidiary, which will allow investment services and solutions to be provided locally while building operational efficiencies. In addition, FirstMerit Advisors, Inc. provides certain financial planning services to customers of FirstMerit Bank and other FirstMerit subsidiaries.

Two new subsidiaries, CPHCSub, LLC and CREPD, LLC, were opened in 2009 to hold distressed commercial and construction properties, received through the loan foreclosure process during this time of economic downturn. These properties are held as other real estate owned (OREO) while being managed and remarketed for sale. The assets held as OREO for these two subsidiaries were $2.8 million and $1.2 million, respectively at December 31, 2009.

FirstMerit Bank is also the parent corporation of FirstMerit Insurance Group, Inc.; FirstMerit Insurance Agency, Inc., a life insurance and financial consulting firm an insurance agency licensed to sell life insurance products and annuities; FirstMerit Title Agency, Ltd., FirstMerit Mortgage Reinsurance Company, Inc., and FirstMerit Risk Management, Inc., a captive insurance subsidiary.

Although FirstMerit is a corporate entity legally separate and distinct from its affiliates, bank holding companies such as FirstMerit, which are subject to the BHCA, are expected to act as a source of financial strength for their subsidiary banks. The principal source of FirstMerit's income is dividends from its subsidiaries. There are certain regulatory restrictions on the extent to which financial institution subsidiaries can pay dividends or otherwise supply funds to FirstMerit. Additional information regarding FirstMerit's business is included in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Possible Transactions

FirstMerit considers from time to time possible acquisitions of other financial institutions and financial services companies. FirstMerit also periodically acquires branches and deposits in its principal markets. FirstMerit's strategy for growth includes strengthening market share in its existing markets, expanding into complementary markets and broadening its product offerings.

Competition

The financial services industry remains highly competitive. FirstMerit and its subsidiaries compete with other local, regional and national providers of financial services such as other bank holding companies, commercial banks, savings associations, credit unions, consumer and commercial finance companies, equipment leasing companies, brokerage institutions, money market funds and insurance companies. Primary financial institution competitors include PNC Bank, KeyBank, Huntington Bank, US Bank and Fifth Third Bank.

Under the Gramm-Leach-Bliley Act of 1999 ("GLBA"), securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. GLBA continues to change the competitive environment in which FirstMerit and its subsidiaries conduct business and thereby engage in broader activities than previously allowed for bank holding companies under the BHCA.

Mergers between financial institutions within and outside of Ohio continue to add competitive pressure. FirstMerit competes in its markets by offering high quality personal services at a competitive price.

PROMPT FILINGS

This report on Form 10-K has been posted on the Corporation's website, *www.firstmerit.com*, on the date of filing with the Securities and Exchange Commission ("SEC"), and the Corporation intends to post all future filings of its reports on Forms 10-K, 10-Q and 8-K on its website on the date of filing with the SEC in accordance with the prompt notice requirements of the SEC.

REGULATION AND SUPERVISION

Introduction

FirstMerit, its national banking subsidiary FirstMerit Bank, and many of its nonbanking subsidiaries are subject to extensive regulation by federal and state agencies. The regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, borrowers, other customers, the federal deposit insurance fund and the banking system as a whole and not for the protection of security holders. This regulatory environment, among other things, may restrict FirstMerit's ability to diversify into certain areas of financial services, acquire depository institutions in certain markets and pay dividends on its capital stock. It also may require FirstMerit to provide financial support to its banking subsidiary, maintain capital balances in excess of those desired by management and pay higher deposit insurance premiums as a result of the deterioration in the financial condition of depository institutions in general.

Regulatory Agencies

Bank Holding Company. FirstMerit, as a bank holding company, is subject to regulation under the BHCA and to inspection, examination and supervision by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") under the BHCA.

Subsidiary Bank. FirstMerit Bank is subject to regulation and examination primarily by the Office of the Comptroller of the Currency ("OCC") and secondarily by the Federal Deposit Insurance Corporation ("FDIC").

Nonbank Subsidiaries. Many of FirstMerit's nonbank subsidiaries also are subject to regulation by the Federal Reserve Board and other applicable federal and state agencies. FirstMerit's investment advisory subsidiary and broker-dealer subsidiary are regulated by the SEC, the Financial Industry Regulatory Authority, and state securities regulators, which require education and licensing of advisors, require reporting and impose business conduct rules. FirstMerit's insurance subsidiaries are subject to regulation by applicable state insurance regulatory agencies, which require education and licensing of agencies and individual agents, require reports and impose business conduct rules. Other nonbank subsidiaries of FirstMerit are subject to the laws and regulations of both the federal government and the various states in which they conduct business.

Securities and Exchange Commission and NASDAQ. FirstMerit is also under the jurisdiction of the SEC and certain state securities commissions for matters relating to the offering and sale of its securities. FirstMerit is subject to disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as administered by the SEC. FirstMerit is listed on The NASDAQ Stock Market LLC ("NASDAQ") under the trading symbol "FMER," and is subject to the rules of NASDAQ.

Bank Holding Company Regulation

As a bank holding company, FirstMerit's activities are subject to extensive regulation by the Federal Reserve Board. FirstMerit is required to file reports with the Federal Reserve Board and such additional information as the Federal Reserve Board may require, and is subject to examinations by the Federal Reserve Board.

The Federal Reserve Board also has extensive enforcement authority over bank holding companies, including, among other things, the ability to:

- assess civil money penalties;
- issue cease and desist or removal orders; and
- require that a bank holding company divest subsidiaries (including its subsidiary banks).

In general, the Federal Reserve Board may initiate enforcement actions for violations of laws and regulations and unsafe or unsound practices.

Under Federal Reserve Board policy, a bank holding company is expected to serve as a source of financial strength to each subsidiary bank and to commit resources to support those subsidiary banks. Under this policy, the Federal Reserve Board may require a bank holding company to contribute additional capital to an undercapitalized subsidiary bank and may disapprove of the payment of dividends to the shareholders if the Federal Reserve Board believes the payment of such dividends would be an unsafe or unsound practice.

The BHCA requires prior approval by the Federal Reserve Board for a bank holding company to acquire more than a 5% interest in any bank. Factors taken into consideration in making such a determination include the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves.

The BHCA also governs interstate banking and restricts the nonbanking activities of FirstMerit to those determined by the Federal Reserve Board to be financial in nature, or incidental or complementary to such financial activity, without regard to territorial restrictions. Transactions among FirstMerit Bank and its affiliates are also subject to certain limitations and restrictions of the Federal Reserve Board.

GLBA permits a qualifying bank holding company to become a financial holding company and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature and not otherwise permissible for a bank holding company. FirstMerit has not elected to become a financial holding company.

Dividends and Transactions with Affiliates

FirstMerit is a legal entity separate and distinct from its subsidiary bank and other subsidiaries. FirstMerit's principal source of funds to pay dividends on its common shares and service its debt is dividends from these subsidiaries. Various federal and state statutory provisions and regulations limit the amount of dividends that FirstMerit Bank may pay to FirstMerit without regulatory approval. FirstMerit Bank generally may not, without prior regulatory approval, pay a dividend in an amount greater than its undivided profits. In addition, the prior approval of the OCC is required for the payment of a dividend if the total of all dividends declared in a calendar year would exceed the total of its net income for the year combined with its retained net income for the two preceding years. If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition of the bank, the applicable regulatory authority might deem the bank to be engaged in an unsafe or unsound practice if the bank were to pay dividends. The Federal Reserve Board and the OCC have issued policy statements that provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Thus the ability of FirstMerit Bank to pay dividends in the future is currently influenced, and could be further influenced, by bank regulatory policies and capital guidelines.

FirstMerit's banking subsidiary is subject to restrictions under federal law that limit the transfer of funds or other items of value to FirstMerit and its nonbanking subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or as other transactions involving the transfer of value from a subsidiary to an affiliate or for the benefit of an affiliate. Moreover, loans and extensions of credit to affiliates generally are required to be secured in specified amounts. A bank's transactions with its nonbank affiliates also are generally required to be on arm's-length terms.

Capital loans from FirstMerit to its subsidiary bank are subordinate in right of payment to deposits and certain other indebtedness of the subsidiary bank. In the event of FirstMerit's bankruptcy, any commitment by FirstMerit to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Federal Deposit Insurance Act provides that, in the event of the "liquidation or other resolution" of an insured depository institution such as FirstMerit Bank, the insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors, including FirstMerit, with respect to any extensions of credit they have made to such insured depository institution.

Regulation of Nationally-Chartered Banks

As a national banking association, FirstMerit Bank is subject to regulation under the National Banking Act and is periodically examined by the OCC. OCC regulations govern permissible activities, capital requirements, dividend limitations, investments, loans and other matters. Furthermore, FirstMerit Bank is subject, as a member bank, to certain rules and regulations of the Federal Reserve Board, many of which restrict activities and prescribe documentation to protect consumers. FirstMerit Bank is an insured institution as a member of the Deposit Insurance Fund. As a result, it is subject to regulation and deposit insurance assessments by the FDIC. In addition, the establishment of branches by FirstMerit Bank is subject to prior approval of the OCC. The OCC has the authority to impose sanctions on FirstMerit Bank and, under certain circumstances, may place FirstMerit Bank into receivership.

Capital Requirements

The Federal Reserve Board has adopted risk-based capital guidelines for bank holding companies. The OCC and the FDIC have adopted risk-based capital guidelines for national banks and state non-member banks, respectively. The guidelines provide a systematic analytical framework which makes regulatory capital requirements sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures expressly into account in evaluating capital adequacy, and minimizes disincentives to holding liquid, low-risk assets. Capital levels as measured by these standards are also used to categorize financial institutions for purposes of certain prompt corrective action regulatory provisions.

The minimum guideline for the ratio of total capital to risk-weighted assets (including certain off-balance sheet items such as standby letters of credit) is 8%. At least half of the minimum total risk-based capital ratio (4%) must be composed of common shareholders' equity, minority interests in certain equity accounts of consolidated subsidiaries and a limited amount of qualifying preferred stock and qualified trust preferred securities, less goodwill and certain other intangible assets, including the unrealized net gains and losses, after applicable taxes, on available-for-sale securities carried at fair value (commonly known as "Tier 1" risk-based capital). The remainder of total risk-based capital (commonly known as "Tier 2" risk-based capital) may consist of certain amounts of hybrid capital instruments, mandatory convertible debt, subordinated debt, preferred stock not qualifying as Tier 1 capital, loan and lease loss allowance and net unrealized gains on certain available-for-sale equity securities, all subject to limitations established by the guidelines.

Under the guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of four risk weights (0%, 20%, 50% and 100%) is applied to different balance sheet and off-balance sheet assets, primarily based on the relative credit risk of the counterparty. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. The Federal Reserve Board guidelines provide for a minimum ratio of Tier 1 capital to average assets (excluding the loan and lease loss allowance, goodwill and certain other intangibles), or "leverage ratio," of 3% for bank holding companies that meet certain criteria, including having the highest regulatory rating, and 4% for all other bank holding companies. The guidelines further provide that bank holding companies making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels. The OCC and the FDIC have each also adopted minimum leverage ratio guidelines for national banks and for state non-member banks, respectively.

The Federal Reserve Board's review of certain bank holding company transactions is affected by whether the applying bank holding company is "well-capitalized." To be deemed "well-capitalized," the bank holding company must have a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%, and must not be subject to any written agreement, order, capital directive or prompt corrective action directive issued by the Federal Reserve Board to meet and maintain a specific capital level for any capital measure. FirstMerit's capital ratios meet the requirements to be deemed "well capitalized" under the Federal Reserve Board's guidelines.

The federal banking agencies have established a system of prompt corrective action to resolve certain of the problems of undercapitalized institutions. This system is based on five capital level categories for insured depository institutions: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

The federal banking agencies may (or in some cases must) take certain supervisory actions depending upon a bank's capital level. For example, the banking agencies must appoint a receiver or conservator for a bank within 90 days after it becomes "critically undercapitalized" unless the bank's primary regulator determines, with the concurrence of the FDIC, that other action would better achieve regulatory purposes. Banking operations otherwise may be significantly affected depending on a bank's capital category. For example, a bank that is not "well capitalized" generally is prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market, and the holding company of any undercapitalized depository institution must guarantee, in part, specific aspects of the bank's capital plan for the plan to be acceptable.

In order to be "well-capitalized," a bank must have total risk-based capital of at least 10%, Tier 1 risk-based capital of at least 6% and a leverage ratio of at least 5%, and the bank must not be subject to any written agreement, order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. FirstMerit's management believes that FirstMerit Bank meets the ratio requirements to be deemed "well capitalized" according to the guidelines described above. See Note 20 to the consolidated financial statements.

The Federal Reserve Board may set capital requirements higher than the minimums described previously for holding companies whose circumstances warrant it. For example, holding companies experiencing or anticipating significant growth may be expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets.

The risk-based capital guidelines adopted by the federal banking agencies are based on the "International Convergence of Capital Measurement and Capital Standards" (Basel I), published by the Basel Committee on Banking Supervision (the "Basel Committee") in 1988. In 2004, the Basel Committee published a new, more risk-sensitive capital adequacy framework (Basel II) for large, internationally active banking organizations. In December 2007, the federal banking agencies issued final rules making the implementation of certain parts of Basel II mandatory for any bank that has consolidated total assets of at least $250 billion (excluding certain assets) or has consolidated on-balance sheet foreign exposure of at least $10 billion, and making it voluntary for other banks.

In response to concerns regarding the complexity and cost associated with implementing the Basel II rules, in July 2008, the federal banking agencies issued a notice of proposed rulemaking that would revise the existing risk-based capital framework for banks that will not be subject to the Basel II rules. The proposed rules would allow banks other than the large Basel II banks to elect to adopt the new risk weighting methodologies set forth in the proposed rules or remain subject to the existing risk-based capital rules.

FirstMerit will not be required to implement Basel II. Until the final rules for the non-Basel II banks are adopted by the federal banking agencies, FirstMerit is unable to predict whether and when its subsidiary banks will adopt the new capital guidelines.

Federal law permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock owned by any assessed shareholder failing to pay the assessment. As the sole shareholder of FirstMerit Bank, FirstMerit is subject to such provisions.

Deposit Insurance

Insurance premiums for each insured institution are determined based upon the institution's capital level and supervisory rating provided to the FDIC by the institution's primary federal regulator and other information the FDIC determines to be relevant to the risk posed to the deposit insurance fund by the institution. The assessment rate determined by considering such information is then applied to the amount of the institution's deposits to determine the institution's insurance premium. An increase in the assessment rate could have a material adverse effect on the earnings of the affected institutions, depending on the amount of the increase.

Insurance of deposits may be terminated by the FDIC upon a finding that the insured institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition enacted or imposed by the institution's regulatory agency.

Fiscal and Monetary Policies

FirstMerit's business and earnings are affected significantly by the fiscal and monetary policies of the federal government and its agencies. FirstMerit is particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the Federal Reserve are (a) conducting open market operations in United States government securities, (b) changing the discount rates of borrowings of depository institutions, (c) imposing or changing reserve requirements against depository institutions' deposits, and (d) imposing or changing reserve requirements against certain borrowing by banks and their affiliates. These methods are used in varying degrees and combinations to affect directly the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve Board have a material effect on the earnings of FirstMerit.

Privacy Provisions of Gramm-Leach-Bliley Act

Under GLBA, federal banking regulators were required to adopt rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party.

USA Patriot Act

The USA Patriot Act of 2001 and its related regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. The statute and its regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants.

EESA and ARRA

In response to the ongoing financial crisis affecting the banking system and financial markets, EESA was signed into law on October 3, 2008 and established TARP. As part of TARP, the Treasury established the CPP to provide up to $700 billion of funding to eligible financial institutions through the purchase of mortgages, mortgage-backed securities, capital stock and other financial instruments for the purpose of stabilizing and providing liquidity to the U.S. financial markets. On January 9, 2009, FirstMerit completed the sale to the Treasury of $125.0 million of newly issued FirstMerit non-voting preferred shares as part of the CPP and a warrant to purchase 952,260 FirstMerit common shares at an exercise price of $19.69 per share. The American Recovery and Reinvestment Act of 2009 ("ARRA"), more commonly known as the economic stimulus or economic recovery package, was signed into law on February 17, 2009, by President Obama. ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including FirstMerit, until the institution has repaid the Treasury.

On April 22, 2009, FirstMerit completed the repurchase of all 125,000 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and on May 27, 2009, FirstMerit completed the repurchase of the warrant held by the Treasury. FirstMerit is therefore no longer subject to the compensation and expenditure limits applicable to TARP recipients.

Corporate Governance

The Sarbanes-Oxley Act of 2002 effected broad reforms to areas of corporate governance and financial reporting for public companies under the jurisdiction of the SEC. Significant additional corporate governance and financial reporting reforms have since been implemented by NASDAQ, and apply to FirstMerit. FirstMerit's corporate governance policies include an Audit Committee Charter, a Compensation Committee Charter, Corporate Governance Guidelines, Corporate Governance and Nominating Committee Charter, and Code of Business Conduct and Ethics.

The Board of Directors reviews FirstMerit's corporate governance practices on a continuing basis. These and other corporate governance policies have been provided previously to shareholders and are available, along with other information on FirstMerit's corporate governance practices, on the FirstMerit website at *www.firstmerit.com.*

As directed by Section 302(a) of the Sarbanes-Oxley Act, FirstMerit's chief executive officer and chief financial officer are each required to certify that FirstMerit's Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including having these officers certify that: they are responsible for establishing, maintaining, and regularly evaluating the effectiveness of FirstMerit's internal controls, they have made certain disclosures about FirstMerit's internal controls to its auditors and the audit committee of the Board of Directors, and they have included information in FirstMerit's Quarterly and Annual Reports about their evaluation and whether there have been significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.

Future Legislation

Various legislation affecting financial institutions and the financial industry is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of FirstMerit and its subsidiaries in substantial and unpredictable ways, and could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance depending upon whether any of this potential legislation will be enacted, and if enacted, the effect that it or any implementing regulations, would have on the financial condition or results of operations of FirstMerit or any of its subsidiaries. With the enactment of EESA and ARRA and the current consideration of economic stimulus legislation by Congress, the nature and extent of future legislative and regulatory changes affecting financial institutions is very unpredictable at this time.

Summary

To the extent that the previous information describes statutory and regulatory provisions applicable to FirstMerit or its subsidiaries, it is qualified in its entirety by reference to the full text of those provisions or agreement. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies and are subject to change at any time, particularly in the current economic and regulatory environment. Any such change in statutes, regulations or regulatory policies applicable to FirstMerit could have a material effect on the business of FirstMerit.

ITEM 1A. RISK FACTORS

Difficult economic conditions and market volatility have adversely impacted the banking industry and financial markets generally and may significantly affect our business, financial condition, or results of operation.

Our success depends, to a certain extent, upon economic and political conditions, local and national, as well as governmental monetary policies. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond our control may adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings.

Dramatic declines in the housing market beginning in the latter half of 2007, with falling home prices and increasing foreclosures, unemployment and underemployment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions. The resulting write-downs to assets of financial institutions have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to seek government assistance or bankruptcy protection.

The capital and credit markets, including the fixed income markets, have been experiencing volatility and disruption. In some cases, the markets have produced downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers' financial strength.

Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including to other financial institutions because of concern about the stability of the financial markets and the strength of counterparties. It is difficult to predict how long these economic conditions will exist, which of our markets, products or other businesses will ultimately be affected, and whether management's actions will effectively mitigate these external factors. Accordingly, the resulting lack of available credit, lack of confidence in the financial sector, decreased consumer confidence, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition and results of operations.

As a result of the challenges presented by economic conditions, we may face the following risks in connection with these events:

- Inability of our borrowers to make timely repayments of their loans, or decreases in value of real estate collateral securing the payment of such loans resulting in significant credit losses, which could result in increased delinquencies, foreclosures and customer bankruptcies, any of which could have a material adverse effect on our operating results.
- Increased regulation of our industry, including heightened legal standards and regulatory requirements or expectations imposed in connection with the EESA and ARRA. Compliance with such regulation will likely increase our costs and may limit our ability to pursue business opportunities.
- Further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations, may result in an inability to borrow on favorable terms or at all from other financial institutions.
- Increased competition among financial services companies due to the recent consolidation of certain competing financial institutions and the conversion of certain investment banks to bank holding companies, which may adversely affect our ability to market our products and services.
- Further increases in FDIC insurance premiums due to the market developments which have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

The enactment of new legislation and increased regulatory oversight may significantly affect our financial condition.

The financial services industry is extensively regulated. FirstMerit Bank is subject to extensive regulation, supervision and examination by the OCC and the FDIC. As a holding company, we also are subject to regulation and oversight by the Federal Reserve Board. Federal and state regulation is designed primarily to protect the deposit insurance funds and consumers, and not to benefit our shareholders. Such regulations can at times impose significant limitations on our operations. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Proposals to change the laws governing financial institutions are frequently raised in Congress and before bank regulatory authorities. Substantial regulatory and legislation initiatives, including a comprehensive overhaul of the regulatory system in the United States, are possible in the years ahead. Changes in applicable laws or policies could materially affect our business, and the likelihood of any major changes in the future and their effects are impossible to determine. Moreover, it is impossible to predict the ultimate form any proposed legislation might take or how it might affect us.

In 2008 and continuing into 2009 and 2010, the Federal Reserve Board, Congress, the Treasury, the FDIC and others have taken numerous actions to address the current liquidity and credit crisis in the financial markets. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; and coordinated efforts to address liquidity and other weaknesses in the banking sector. There can be no assurance as to the actual impact that new legislation will have on the economy or financial markets. The failure of these programs to stabilize the financial markets could weaken public confidence in financial institutions and have a substantial and material adverse effect on our ability to attract and retain new customers.

Further, additional legislation or regulations may be adopted in the future that reduce the amount that our customers are required to pay under existing loan contracts or limit our ability to foreclose on collateral. For example, legislation has been proposed to give judges the ability to adjust the principal and interest payments on residential mortgages to allow homeowners to avoid foreclosure. There can be no assurance that future legislation will not significantly impact our ability to collect on our current loans or foreclose on collateral.

Additional information regarding regulation and supervision is included in the section captioned "Regulation and Supervision" in Item 1. Business.

Changes in economic and political conditions, particularly in Ohio, could adversely affect our earnings, cash flows and capital, as our borrowers' ability to repay loans and the value of the collateral securing our loans decline.

Our success depends, to a certain extent, upon economic and political conditions, local and national, as well as governmental fiscal and monetary policies. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond our control may adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings and our capital. Because we have a significant amount of real estate loans, additional decreases in real estate values could adversely affect the value of property used as collateral and our ability to sell the collateral upon foreclosure. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings and cash flows.

The substantial majority of the loans made by our subsidiaries are to individuals and businesses in Ohio. Consequently, a significant continued decline in the economy in Ohio could have a materially adverse effect on our financial condition and results of operations and cash flows.

We continue to experience difficult credit conditions in the markets in which we operate. It remains uncertain when the negative credit trends in our markets will reverse. As a result, our future earnings, cash flows and capital continue to be susceptible to further declining credit conditions in the markets in which we operate.

Increases in FDIC insurance premiums may have a material adverse affect on our earnings.

During 2008, there were higher levels of bank failures, which dramatically increased resolution costs of the FDIC and depleted the deposit insurance fund. In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC voted on December 16, 2008 to increase assessment rates of insured institutions uniformly by 7 basis points (7 cents for every $100 of deposits), beginning with the first quarter of 2009. Additional changes, beginning April 1, 2009, were to require riskier institutions to pay a larger share of premiums by factoring in rate adjustments based on secured liabilities and unsecured debt levels.

The Emergency Economic Stabilization Act of 2008 (the "EESA") instituted two temporary programs effective through December 31, 2009 to further insure customer deposits at FDIC-member banks: deposit accounts are now insured up to $250,000 per customer (up from $100,000) and noninterest bearing transactional accounts are fully insured (unlimited coverage). On May 20, 2009, President Obama signed into law the Helping Families Save Their Homes Act of 2009 (the "HFSTHA") which, among other things, amends the EESA to extend the effectiveness of these temporary programs through December 31, 2013. On January 1, 2014, the standard insurance amount will return to $100,000 per depositor for all account categories except IRAs and certain other retirement accounts, which will remain at $250,000 per depositor.

On May 22, 2009, the FDIC adopted a final rule that imposed a special assessment for the second quarter of 2009 of 5 basis points on each insured depositary institution's assets minus its Tier 1 capital as of June 30, 2009, which was collected on September 30, 2009 in the amount of $4.9 million.

On November 12, 2009, the FDIC adopted a final rule requiring insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The prepaid assessments for these periods were collected on December 30, 2009, along with the regular quarterly risk-based deposit insurance assessment for the third quarter of 2009. For the fourth quarter of 2009 and for all of 2010, the prepaid assessment rate was based on each institution's total basis point assessment in effect on September 30, 2009, adjusted to assume a 5% annualized deposit growth rate; for the 2011 and 2012 periods the computation is adjusted by an additional 3 basis points increase in the assessment rate. The three-year prepayment for FirstMerit totaled $43.9 million, and will be expensed over three years.

In January 2010, the FDIC issued an advance notice of proposed rule-making asking for comments on how the FDIC's risk-based deposit insurance assessment system could be changed to include the risks of certain employee compensation as criteria in the assessment system.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. Increases in FDIC insurance premiums may materially adversely affect our results of operations and our ability to continue to pay dividends on our common shares at the current rate or at all.

The strength and stability of other financial institutions may adversely affect our business.

The actions and commercial soundness of other financial institutions could affect our ability to engage in routine funding transactions. Financial services to institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to different industries and counterparties, and execute transactions with various counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Recent defaults by financial services institutions, and even rumors or questions about one or more financial services institution or the financial services industry in general, have led to marketwide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of its counterparty or client. In addition, our credit risk may increase when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. Any such losses could materially and adversely affect our results of operations.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers seemingly without regard to those issuers' underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

The market price for our Common Shares has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future, including:

- announcements of developments related to our business;
- fluctuations in our results of operations;
- sales of substantial amounts of our securities into the marketplace;
- general conditions in our markets or the worldwide economy;
- a shortfall in revenues or earnings compared to securities analysts' expectations;
- changes in analysts' recommendations or projections; and
- our announcement of new acquisitions or other projects.

Changes in interest rates could have a material adverse effect on our financial condition and results of operations.

Our earnings depend substantially on our interest rate spread, which is the difference between (i) the rates we earn on loans, securities and other earning assets and (ii) the interest rates we pay on deposits and other borrowings. These rates are highly sensitive to many factors beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. As market interest rates rise, we will have competitive pressures to increase the rates we pay on deposits, which will result in a decrease of our net interest income and could have a material adverse effect on our financial condition and results of operations. Additional information regarding interest rate risk is included in the section captioned "Interest Rate Sensitivity" within Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies.

The policies of the Federal Reserve Board impact us significantly. The Federal Reserve Board regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments we hold. Those policies determine to a significant extent our cost of funds for lending and investing. Changes in those policies are beyond our control and are difficult to predict. Federal Reserve Board policies can also affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the Federal Reserve Board could reduce the demand for a borrower's products and services. This could adversely affect the borrower's earnings and ability to repay its loan, which could have a material adverse effect on our financial condition and results of operations.

The primary source of our income from which we pay dividends is the receipt of dividends from FirstMerit Bank, which is subject to regulatory restrictions on its payment of dividends.

The availability of dividends from FirstMerit Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of FirstMerit Bank and other factors, that the OCC could assert that payment of dividends or other payments is an unsafe or unsound practice. In addition, the payment of dividends by other subsidiaries is also subject to the laws of the subsidiary's state of incorporation. FirstMerit's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event that FirstMerit Bank was unable to pay dividends to us, we in turn would likely have to reduce or stop paying dividends on our Common Shares. Our failure to pay dividends on our Common Shares could have a material adverse effect on the market price of our Common Shares. Additional information regarding dividend restrictions is included in the section captioned "Regulation and Supervision — Dividends and Transactions with Affiliates" in Item 1. Business.

If our actual loan losses exceed our allowance for credit losses, our net income will decrease.

Our loan customers may not repay their loans according to their terms, and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. We may experience significant credit losses, which could have a material adverse effect on our operating results. In accordance with accounting principles generally accepted in the United States, we maintain an allowance for credit losses to provide for loan defaults and non-performance and a reserve for unfunded loan commitments, which when combined, we refer to as the allowance for credit losses. Our allowance for loan losses may not be adequate to cover actual credit losses, and future provisions for credit losses could have a material adverse effect on our operating results. Our allowance for loan losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. We cannot assure you that we will not further increase the allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could have a material adverse effect on our financial condition and results of operations. Additional information regarding the allowance for loan losses is included in the sections captioned "Allowance for Loan Losses and Reserve for Unfunded Lending Commitments" and "Allowance for Credit Losses" within Management's Discussion and Analysis of Financial Condition and Results of Operations.

We extend credit to a variety of customers based on internally set standards and the judgment of our loan officers and bank presidents. Our credit standards and on-going process of credit assessment might not protect us from significant credit losses.

We take credit risk by virtue of making loans and leases, extending loan commitments and letters of credit and, to a lesser degree, purchasing non-governmental securities. Our exposure to credit risk is managed through the use of consistent underwriting standards that emphasize "in-market" lending while avoiding highly leveraged transactions as well as excessive industry and other concentrations. Our credit administration function employs risk management techniques to ensure that loans and leases adhere to corporate policy and problem loans and leases are promptly identified. While these procedures are designed to provide us with the information needed to implement policy adjustments where necessary, and to take proactive corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk.

We depend upon the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided to us by customers and counterparties, including financial statements and other financial information. We may also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to a business, we may assume that the customer's audited financial statements conform with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We may also rely on the audit report covering those financial statements. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with generally accepted accounting principles or that are materially misleading.

Derivative transactions may expose us to unexpected risk and potential losses.

We are party to a number of derivative transactions. Many of these derivative instruments are individually negotiated and non-standardized, which can make exiting, transferring or settling the position difficult. We carry borrowings which contain embedded derivatives. These borrowing arrangements require that we deliver underlying securities to the counterparty as collateral. If market interest rates were to decline, we may be required to deliver more securities to the counterparty. We are dependent on the creditworthiness of the counterparties and are therefore susceptible to credit and operational risk in these situations.

Derivative contracts and other transactions entered into with third parties are not always confirmed by the counterparties on a timely basis. While the transaction remains unconfirmed, we are subject to heightened credit and operational risk and, in the event of a default, may find it more difficult to enforce the contract. In addition, as new and more complex derivative products are created, covering a wider array of underlying credit and other instruments, disputes about the terms of the underlying contracts could arise, which could impair our ability to effectively manage our risk exposures from these products and subject us to increased costs. Any regulatory effort to create an exchange or trading platform for credit derivatives and other over-the-counter derivative contracts, or a market shift toward standardized derivatives, could reduce the risk associated with such transactions, but under certain circumstances could also limit our ability to develop derivatives that best suit the needs of our clients and ourselves and adversely affect our profitability.

We are subject to examinations and challenges by tax authorities.

In the normal course of business, FirstMerit and its subsidiaries are routinely subject to examinations and challenges from federal and state tax authorities regarding the amount of taxes due in connection with investments we have made and the businesses in which we have engaged. Recently, federal and state taxing authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base, apportionment and tax credit planning. The challenges made by tax authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in our favor, they could have a material adverse effect on our financial condition and results of operations.

Environmental liability associated with commercial lending could have a material adverse effect on our business, financial condition and results of operations.

In the course of our business, we may acquire, through foreclosure, commercial properties securing loans that are in default. There is a risk that hazardous substances could be discovered on those properties. In this event, we could be required to remove the substances from and remediate the properties at our cost and expense. The cost of removal and environmental remediation could be substantial. We may not have adequate remedies against the owners of the properties or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have a material adverse effect on our financial condition and results of operation.

Our business strategy includes significant growth plans. Our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a profitable growth strategy both within our existing markets and in new markets. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. We cannot assure you that we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations and could adversely affect our ability to successfully implement our business strategy. Also, if we grow more slowly than anticipated, our operating results could be materially adversely affected.

Our ability to grow successfully will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or growth will be successfully managed.

We face risks with respect to future expansion.

We may acquire other financial institutions or parts of those institutions in the future and we may engage in de novo branch expansion. We may also consider and enter into new lines of business or offer new products or services. Acquisitions and mergers involve a number of expenses and risks, including:

- the time and costs associated with identifying and evaluating potential acquisitions and merger targets;
- the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;
- the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- our ability to finance an acquisition and possible dilution to our existing shareholders;
- the diversion of our management's attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;
- entry into new markets;
- the introduction of new products and services into our business;
- the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and
- the risk of loss of key employees and customers.

We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek. There can be no assurance integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders. There is no assurance that, following any future mergers or acquisitions, our integration efforts will be successful or that, after giving effect to the acquisition, we will achieve profits comparable to or better than our historical experience.

We operate in an extremely competitive market, and our business will suffer if we are unable to compete effectively.

In our market area, we encounter significant competition from other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. Many of our competitors have substantially greater resources and lending limits than we do and may offer services that we do not or cannot provide. Our financial performance and return on investment to shareholders will depend in part on our continued ability to compete successfully in our market area and on our ability to expand our scope of available financial services as needed to meet the needs and demands of our customers.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks at one or both ends of the transaction. For example, consumers can now pay bills and transfer funds directly without banks. The process of eliminating banks as intermediaries, known as disintermediation, could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits.

Loss of key employees may disrupt relationships with certain customers.

Our business is primarily relationship-driven in that many of our key employees have extensive customer relationships. Loss of a key employee with such customer relationships may lead to the loss of business if the customers were to follow that employee to a competitor. While we believe our relationship with our key producers is good, we cannot guarantee that all of our key personnel will remain with our organization. Loss of such key personnel, should they enter into an employment relationship with one of our competitors, could result in the loss of some of our customers.

Impairment of goodwill or other intangible assets could require charges to earnings, which could result in a negative impact on our results of operations.

Under current accounting standards, goodwill and certain other intangible assets with indeterminate lives are no longer amortized but, instead, are assessed for impairment periodically or when impairment indicators are present. Assessment of goodwill and such other intangible assets could result in circumstances where the applicable intangible asset is deemed to be impaired for accounting purposes. Under such circumstances, the intangible asset's impairment would be reflected as a charge to earnings in the period during which such impairment is identified.

We may be exposed to liability under non-solicitation agreements to which one or more of our employees may be a party to with certain of our competitors.

From time to time, we may hire employees who may be parties to non-solicitation or non-competition agreements with one or more of our competitors. Although we expect that all such employees will comply with the terms of their non-solicitation agreements, it is possible that if customers of our competitors choose to move their business to us, or employees of our competitor seek employment with us, even without any action on the part of any employee bound by any such agreement, that one or more of our competitors may choose to bring a claim against us and our employee.

Unauthorized disclosure of sensitive or confidential client or customer information, whether through a breach of our computer systems or otherwise, could severely harm our business.

As part of our business we collect, process, and retain sensitive and confidential client and customer information on behalf of FirstMerit and other third parties. Despite the security measures we have in place, our facilities and systems, and those of our third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential customer information, whether by FirstMerit or by our vendors, could severely damage our reputation, expose us to the risks of litigation and liability, disrupt our operations and have a material adverse effect on our business.

We may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. As we experience loan losses, additional capital may need to be infused. In addition, we may elect to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect or be required to raise additional capital. Our ability to raise additional capital will depend on our financial performance, conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control. Accordingly, there can be no assurance that we can raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

Our organizational documents, state laws and regulated industry may discourage a third party from acquiring FirstMerit by means of a tender offer, proxy contest or otherwise.

Certain provisions of our amended and restated articles of incorporation and amended and restated code of regulations, certain laws of the State of Ohio, and certain aspects of the BHCA and other governing statutes and regulations, may have the effect of discouraging a tender offer or other takeover attempt not previously approved by our Board of Directors.

ITEM 2. PROPERTIES

FirstMerit Corporation

FirstMerit's executive offices and certain holding company operational facilities, totaling approximately 108,230 square feet, are located in a seven-story office building at III Cascade in downtown Akron, Ohio owned by FirstMerit Bank. The building is the subject of a ground lease with the City of Akron as the lessor of the land.

The facilities owned or leased by FirstMerit and its subsidiaries are considered by management to be adequate, and neither the location nor unexpired term of any lease is considered material to the business of FirstMerit.

FirstMerit Bank

The principal executive offices of FirstMerit Bank are located in a 28-story office building at 106 South Main Street, Akron, Ohio, which is owned by FirstMerit Bank. FirstMerit Bank Akron is the principal tenant of the building, occupying approximately 122,500 square feet of the building. The remaining portion is leased to tenants unrelated to FirstMerit Bank. The properties occupied by 99 of FirstMerit Bank's other branches are owned by FirstMerit Bank, while the properties occupied by its remaining 60 branches are leased with various expiration dates. FirstMerit Mortgage Corporation, FirstMerit Title Agency, Ltd., and certain of FirstMerit Bank's loan operation and documentation preparation activities are conducted in owned space in Canton, Ohio. There is no mortgage debt owing on any of the above property owned by FirstMerit Bank. FirstMerit Bank also owns automated teller machines, on-line teller terminals and other computers and related equipment for use in its business.

FirstMerit Bank also owns 15.5 acres near downtown Akron, on which FirstMerit's primary Operations Center is located. The Operations Center is occupied and operated by FirstMerit Services Division, an operating division of FirstMerit Bank. The Operations Center primarily provides computer and communications technology-based services to FirstMerit and its subsidiaries, and also markets its services to non-affiliated institutions. There is no mortgage debt owing on the Operations Center property. In connection with its Operations Center, the Services Division has a disaster recovery center at a remote site on leased property, and leases additional space for activities related to its operations.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, FirstMerit is at all times subject to pending and threatened legal actions, some for which the relief or damages sought are substantial. Although FirstMerit is not able to predict the outcome of such actions, after reviewing pending and threatened actions with counsel, management believes that the outcome of such actions will not have a material adverse effect on the results of operations or stockholders' equity of FirstMerit. Although FirstMerit is not able to predict whether the outcome of such actions may or may not have a material adverse effect on results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not known.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders in the fourth quarter of 2009.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following persons were the executive officers of FirstMerit as of December 31, 2009. Unless otherwise stated, each listed position was held on January 1, 2005.

Name	Age	Date Appointed To FirstMerit	Position and Business Experience
Paul G. Greig	54	05/18/06	Chairman, President and Chief Executive Officer of FirstMerit and of FirstMerit Bank since May 18, 2006; previously President and Chief Executive Officer of Charter One Bank-Illinois.
Terrence E. Bichsel	61	09/16/99	Executive Vice President and Chief Financial Officer of FirstMerit and FirstMerit Bank.
Kenneth Dorsett	55	09/10/07	Executive Vice President, Wealth Management Services since September 10, 2007; previously President and Chief Executive Officer of Everest Advisors, Inc.
David Goodall	44	11/19/09	Executive Vice President, Commercial Banking since November 11, 2009; previously was President and CEO of National City Business Credit, Inc.
Chistopher J. Maurer	60	01/01/94	Executive Vice President Human Resources since May 22, 1999.
William Richgels	59	05/01/07	Executive Vice President, Chief Credit Officer since May 1, 2007; previously Senior Vice President & Senior Credit Officer of JPMorganChase.
Julie A. Grossi	46	02/09/07	Executive Vice President, Retail, since February 9, 2007; previously Senior Vice President, Washington Mutual.
Larry A. Shoff	53	09/01/99	Executive Vice President and Chief Technology Officer of FirstMerit and FirstMerit Bank.
Judith A. Steiner	47	05/14/90	Executive Vice President, Secretary and General Counsel of FirstMerit Corporation since July 1, 2008; previously Senior Vice President, Assistant Counsel, Assistant Secretary and AML/BSA Officer of FirstMerit Corporation.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

FirstMerit's common shares are quoted on The NASDAQ Stock Market under the trading symbol "FMER". The following table contains bid and cash dividend information for FirstMerit common Shares for the two most recent fiscal years:

Stock Performance and Dividends (1)

	Bids		Per Share	
Quarter Ending	High	Low	Dividend Rate	Book Value(2)
03-31-08	22.95	16.71	0.29	11.59
06-30-08	21.94	16.31	0.29	11.43
09-30-08	30.88	13.76	0.29	11.44
12-31-08	24.39	15.02	0.29	11.58
03-31-09	20.71	12.45	0.29	11.84
06-30-09	21.10	16.25	0.16	11.99
09-30-09	20.47	16.18	0.16	12.34
12-31-09	21.62	17.93	0.16	12.50

(1) This table sets forth the high and low bid quotations and dividend rates for FirstMerit Corporation for each quarterly period presented. These quotations are furnished by the National Quotations Bureau Incorporated and represent prices between dealers, do not include retail markup, markdowns, or commissions, and may not represent actual transaction prices.

(2) Based upon number of shares outstanding at the end of each quarter.

On February 6, 2010, there were approximately 7,870 shareholders of record of FirstMerit common shares.

The following table provides information with respect to purchases FirstMerit made of its shares of common shares during the fourth quarter of the 2009 fiscal year.

	Total Number of Shares Purchased(2)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Yet be Purchased Under Plans or Programs(1)
Balance as of September 30, 2009				396,272
October 1, 2009 — October 31, 2009	27,711	$24.27	—	396,272
November 1, 2009 — November 30, 2009	3,807	21.90	—	396,272
December 1, 2009 — December 31, 2009	3,669	24.60	—	396,272
Balance as of December 31, 2009	35,187	$24.05	—	396,272

(1) On January 19, 2006 the Board of Directors authorized the repurchase of up to 3 million shares (the "New Repurchase Plan"). The New Repurchase Plan, which has no expiration date, superseded all other repurchase programs, including that authorized by the Board of Directors on July 15, 2004 ("the "Prior Repurchase Plan"). FirstMerit had purchased all of the shares it was authorized to acquire under the Prior Repurchase Plan.

(2) Reflects 35,187 common shares purchased as a result of either: (1) delivery by the option holder with respect to the exercise of stock options; (2) shares withheld to pay income taxes or other tax liabilities associated with vested restricted shares of common stock; or (3) shares returned upon the resignation of the restricted shareholder. No shares were purchased under the program referred to in note (1) to this table during the fourth quarter of 2009.

ITEM 6. SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA

FIRSTMERIT CORPORATION AND SUBSIDIARIES

	Years ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands except per share data)				
Results of Operations					
Interest income	$ 459,527	$ 553,826	$ 636,994	$ 603,841	$ 541,446
Conversion to fully-tax equivalent	6,869	5,976	5,494	2,919	2,621
Interest income*	466,396	559,802	642,488	606,760	544,067
Interest expense	110,763	197,637	299,448	263,468	192,451
Net interest income*	355,633	362,165	343,040	343,292	351,616
Provision for loan losses	98,433	58,603	30,835	76,112	43,820
Net interest income after provision for loan losses*	257,200	303,562	312,205	267,180	307,796
Other income	210,301	201,436	196,923	195,148	190,466
Other expenses	352,817	330,633	330,226	328,087	313,508
Income before federal income taxes*	114,684	174,365	178,902	134,241	184,754
Federal income taxes	25,645	48,904	50,381	36,376	51,650
Fully-tax equivalent adjustment	6,869	5,976	5,494	2,919	2,621
Federal income taxes*	32,514	54,880	55,875	39,295	54,271
Net income	$ 82,170	$ 119,485	$ 123,027	$ 94,946	$ 130,483
Per share:					
Basic net income**	$ 0.90	$ 1.46	$ 1.51	$ 1.17	$ 1.54
Diluted net income**	$ 0.90	$ 1.46	$ 1.51	$ 1.16	$ 1.54
Cash dividends	$ 0.77	$ 1.16	$ 1.16	$ 1.14	$ 1.10
Performance Ratios					
Return on total assets ("ROA")	0.76%	1.13%	1.19%	0.94%	1.27%
Return on common shareholders' equity ("ROE")	8.09%	12.76%	14.05%	10.67%	13.50%
Net interest margin — tax-equivalent basis	3.58%	3.72%	3.62%	3.71%	3.73%
Efficiency ratio	62.95%	58.78%	61.12%	60.77%	57.88%
Book value per common share	$ 12.25	$ 11.58	$ 11.24	$ 10.56	$ 11.39
Average shareholders' equity to total average assets	9.73%	8.87%	8.48%	8.79%	9.42%
Dividend payout ratio	85.56%	79.45%	76.82%	98.28%	71.43%
Balance Sheet Data					
Total assets (at year end)	$10,539,902	$11,100,026	$10,400,666	$10,298,702	$10,161,317
Long-term debt (at year end)	740,105	1,344,195	203,755	213,821	300,663
Daily averages:					
Total assets	$10,793,494	$10,549,442	$10,318,788	$10,130,015	$10,264,429
Earning assets	9,925,234	9,729,909	9,482,759	9,261,292	9,434,664
Deposits and other funds	9,475,734	9,424,132	9,252,166	9,072,820	9,139,578
Shareholders' equity	1,049,925	936,088	875,526	889,929	966,726

* Fully tax-equivalent basis

** Average outstanding shares and per share data restated to reflect the effect of stock dividends declared April 28, 2009 and August 20, 2009.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS 2009, 2008 AND 2007

The following commentary presents a discussion and analysis of the Corporation's financial condition and results of operations by its management ("Management"). The review highlights the principal factors affecting earnings and the significant changes in balance sheet items for the years 2009, 2008 and 2007. Financial information for prior years is presented when appropriate. The objective of this financial review is to enhance the reader's understanding of the accompanying tables and charts, the consolidated financial statements, notes to financial statements, and financial statistics appearing elsewhere in this report. Where applicable, this discussion also reflects Management's insights of known events and trends that have or may reasonably be expected to have a material effect on the Corporation's operations and financial condition.

HIGHLIGHTS OF 2009 PERFORMANCE

Earnings Summary

FirstMerit Corporation reported fourth quarter 2009 net income of $14.5 million, or $0.17 per diluted share. This compares with $22.8 million, or $0.27 per diluted share, for the third quarter 2009 and $29.1 million, or $0.35 per diluted share, for the fourth quarter 2008. For the full year 2009, the Corporation reported net income of $82.2 million, or $0.90 per diluted share, compared with $119.5 million, or $1.46 per diluted share in 2008.

Returns on average common equity ("ROE") and average assets ("ROA") for the fourth quarter 2009 were 5.38% and 0.54%, respectively, compared with 8.69% and 0.85%, respectively, for the third quarter 2009 and 12.47% and 1.08% for the fourth quarter 2008. ROE and ROA for the year ended December 31, 2009 were 8.09% and 0.76%, respectively, compared with 12.76% and 1.13%, respectively, for the year ended December 31, 2008.

On December 16, 2009, the FirstMerit Bank acquired $102.0 million in outstanding principal of asset based lending loans ("ABL loans"), as well as the staff to service and build new business, from First Bank Business Capital, Inc., ("FBBC"). FBBC is a wholly owned subsidiary of First Bank, a Missouri state chartered bank. This acquisition expands the Corporation's market presence and asset based lending business into the Midwest.

Average loans during the fourth quarter of 2009 decreased $108.0 million, or 1.53%, compared with the third quarter of 2009 and also decreased $417.3 million, or 5.66%, compared with the fourth quarter of 2008. Decreases against the respective periods were due to a reduction in both consumer and commercial demand for borrowing. In the fourth quarter of 2009, average commercial loans decreased $46.9 million, or 1.14%, and $214.3 million, or 5.01%, compared with the third quarter of 2009 and fourth quarter of 2008, respectively. Average consumer loans decreased $62.3 million, or 2.15%, and $194.8 million, or 6.78%, over the same periods.

Average deposits were $7.4 billion during the fourth quarter of 2009, up $13.1 million, or 0.18%, compared with the third quarter of 2009, and a decrease of $275.0 million, or 3.58%, compared with the fourth quarter of 2008. For the fourth quarter 2009, average core deposits (which are defined as checking accounts, savings accounts and money market savings products) increased $344.1 million, or 6.24%, compared with the third quarter 2009 and $1.1 billion, or 21.98%, compared with the fourth quarter 2008. Core deposits represented 79.16% of total average deposits, compared with 74.64% for the third quarter 2009 and 62.57% for the fourth quarter 2008. The Corporation increased average core deposits for the ninth consecutive quarter. Strategic retail and business marketing campaigns, primarily focused on new Reality Checking and Savings deposit products, drove the continued growth which began in the fourth quarter of 2007.

Average investments increased $20.8 million, or 0.76%, compared with the third quarter of 2009 and $248.3 million, or 9.93% compared with the fourth quarter of 2008. The Corporation's investment portfolio yield decreased in the fourth quarter of 2009, to 4.35%, compared with 4.51% in the third quarter of 2009, and decreased from 5.01% in the fourth quarter of 2008, reflective of the declining interest rate environment.

Net interest margin was 3.64% for the fourth quarter of 2009 compared with 3.61% for the third quarter of 2009 and 3.82% for the fourth quarter of 2008, marking a third consecutive quarter of net interest margin expansion. The Corporation's success both migrating existing and attracting new depository accounts into its Reality Checking and Savings products continued to reduce funding costs and positively impact the net interest margin.

Net interest income on a fully tax-equivalent ("FTE") basis was $89.2 million in the fourth quarter 2009 compared with $89.1 million in the third quarter of 2009 and $94.9 million in the fourth quarter of 2008. Declining average loan balances in the fourth quarter of 2009 compared with the third quarter of 2009 offset net interest margin expansion during the quarter.

Noninterest income net of securities transactions for the fourth quarter of 2009 was $50.8 million, an increase of $2.1 million, or 4.37%, from the third quarter of 2009 and a decrease of $0.5 million, or 0.09%, from the fourth quarter of 2008. In the fourth quarter of 2008 the Corporation recorded $5.8 million of other income from the sale of Class B Visa Inc. stock. Noninterest income net of securities transactions as a percentage of net revenue for the fourth quarter of 2009 was 36.28% compared with 35.32% for third quarter of 2009 and 35.07% for the fourth quarter of 2008. Net revenue is defined as net interest income, on an FTE basis, plus other income, less gains from securities sales.

Noninterest expense for the fourth quarter of 2009 was $94.9 million, an increase of $10.7 million, or 12.74%, from the third quarter of 2009 and an increase of $6.6 million, or 7.53%, from the fourth quarter of 2008. The fourth quarter of 2009 noninterest expenses included $2.5 million of professional services related to due diligence and acquisition expense, $1.3 million provision for unfunded lending commitments and $3.9 million related to the discontinuation of hedge accounting for a portfolio of interest rate swaps associated with fixed-rate commercial loans. For the fourth quarter of 2009, the efficiency ratio was 67.74%, compared with 61.05% for the third quarter of 2009 and 60.34% for the fourth quarter of 2008.

Net charge-offs totaled $31.2 million, or 1.79% of average loans, in the fourth quarter of 2009 compared with $18.8 million, or 1.05% of average loans, in the third quarter 2009 and $15.2 million, or 0.82% of average loans, in the fourth quarter of 2008.

Nonperforming assets totaled $101.0 million at December 31, 2009, an increase of $12.1 million, or 13.64%, compared with September 30, 2009. Nonperforming assets at December 31, 2009 represented 1.48% of period-end loans plus other real estate compared with 1.26% at September 30, 2009 and 0.77% million at December 31, 2008.

The allowance for loan losses totaled $115.1 million at December 31, 2009. At December 31, 2009, the allowance for loan losses was 1.68% of period-end loans compared with 1.66% at September 30, 2009 and 1.40% at December 31, 2008. The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments. For comparative purposes the allowance for credit losses was 1.77% at December 31, 2009 compared with 1.72% at September 30, 2009 and 1.49% at December 31, 2008. The allowance for credit losses to nonperforming loans was 131.82% at December 31, 2009, compared with 153.27% at September 30, 2009 and 211.38% at December 31, 2008.

The Corporation's total assets at December 31, 2009 were $10.5 billion, a decrease of $222.9 million, or 2.07%, compared with September 30, 2009 and a decrease of $561.5 million, or 5.06%, compared with December 31, 2008. Commercial loans decreased $286.2 million, or 6.58% and installment loans decreased $149.2 million or 9.48%, compared with December 31, 2008, contributing to the majority of asset declines over the prior year period.

Total deposits were $7.5 billion at December 31, 2009, an increase of $244.5 million, or 3.36%, from September 30, 2009 and an increase of $81.9 million, or 1.08%, from December 31, 2008. Core deposits totaled $6.2 billion at December 31, 2009, an increase of $576.5 million, or 10.33%, from September 30, 2009 and an increase of $1.34 billion, or 27.80%, from December 31, 2008.

Shareholders' equity was $1.08 billion at December 31, 2009, compared with $1.06 billion at September 30, 2009, and $937.8 million at December 31, 2008. The Corporation maintained a strong capital position as tangible common equity to assets was 8.89% at December 31, 2009, compared with 8.65% at September 30, 2009 and 7.27% at December 31, 2008. The common cash dividend per share paid in the fourth quarter 2009 was $0.16.

Line of Business Results

Prior to 2007, the Corporation managed its operations through the major line of business "Supercommunity Banking." To improve revenue growth and profitability as well as enhance relationships with customers, the Corporation moved to a line of business model during the first quarter of 2007. The major lines of business are Commercial, Retail, Wealth and Other. Note 15 (Segment Information) to the consolidated financial statements provides performance data for these lines of business.

AVERAGE CONSOLIDATED BALANCE SHEETS (Unaudited)
Fully Tax-equivalent Interest Rates and Interest Differential

FIRSTMERIT CORPORATION AND SUBSIDIARIES

	Twelve months ended December 31, 2009			Twelve months ended December 31, 2008			Twelve months ended December 31, 2007		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Dollars in thousands)								
ASSETS									
Cash and due from banks	$ 183,215			177,089			178,164		
Investment securities and federal funds sold:									
U.S. Treasury securities and U.S. Government agency obligations (taxable)	2,222,771	97,871	4.40%	1,985,026	94,260	4.75%	1,955,049	85,544	4.38%
Obligations of states and political subdivisions (tax exempt)	321,919	19,718	6.13%	294,724	17,910	6.08%	255,461	15,595	6.10%
Other securities and federal funds sold	204,272	8,394	4.11%	216,794	11,326	5.22%	244,749	17,127	7.00%
Total investment securities and federal funds sold	2,748,962	125,983	4.58%	2,496,544	123,496	4.95%	2,455,259	118,266	4.82%
Loans held for sale	19,289	1,032	5.35%	29,419	1,602	5.45%	56,036	3,050	5.44%
Loans	7,156,983	339,381	4.74%	7,203,946	434,704	6.03%	6,971,464	521,172	7.48%
Total earning assets	9,925,234	466,396	4.70%	9,729,909	559,802	5.75%	9,482,759	642,488	6.78%
Allowance for loan losses	(108,017)			(96,714)			(92,662)		
Other assets	793,918			739,158			750,527		
Total assets	$10,794,350			10,549,442			10,318,788		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits:									
Demand — non-interest bearing	$ 1,910,171	—	—	1,530,021	—	—	1,408,726	—	—
Demand — interest bearing	656,367	600	0.09%	687,160	2,514	0.37%	733,410	6,824	0.93%
Savings and money market accounts	2,886,842	23,472	0.81%	2,398,778	29,839	1.24%	2,266,070	54,166	2.39%
Certificates and other time deposits	2,056,208	54,610	2.66%	2,801,623	105,853	3.78%	3,045,715	146,559	4.81%
Total deposits	7,509,588	78,682	1.05%	7,417,582	138,206	1.86%	7,453,921	207,549	2.78%
Securities sold under agreements to repurchase	1,013,167	4,764	0.47%	1,343,441	31,857	2.37%	1,471,785	71,298	4.84%
Wholesale borrowings	952,979	27,317	2.87%	663,109	27,574	4.16%	326,460	20,601	6.31%
Total interest bearing liabilities	7,565,563	110,763	1.46%	7,894,111	197,637	2.50%	7,843,440	299,448	3.82%
Other liabilities	268,691			189,222			191,096		
Shareholders' equity	1,049,925			936,088			875,526		
Total liabilities and shareholders' equity	$10,794,350			10,549,442			10,318,788		
Net yield on earning assets	$ 9,925,234	355,633	3.58%	9,729,909	362,165	3.72%	9,482,759	343,040	3.62%
Interest rate spread			3.24%			3.25%			2.96%

Note: Interest income on tax-exempt securities and loans has been adjusted to a fully-taxable equivalent basis. Nonaccrual loans have been included in the average balances.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income, the Corporation's principal source of earnings, is the difference between interest income generated by earning assets (primarily loans and investment securities) and interest paid on interest-bearing funds (namely customer deposits and wholesale borrowings). Net interest income is affected by market interest rates on both earning assets and interest bearing liabilities, the level of earning assets being funded by interest bearing liabilities, noninterest-bearing liabilities, the mix of funding between interest bearing liabilities, noninterest-bearing liabilities and equity, and the growth in earning assets.

Net interest income for the year ended December 31, 2009 was $348.8 million compared to $356.2 million for year ended December 31, 2008 and $337.5 million for the year ended December 31, 2007. The $7.4 million decrease in net interest income occurred because the $94.3 million decrease in interest income was more than the $86.9 million decrease in interest expense during the same period. For the purpose of this remaining discussion, net interest income is presented on a FTE basis, to provide a comparison among all types of interest earning assets. That is, interest on tax-free securities and tax-exempt loans has been restated as if such interest were taxed at the statutory Federal income tax rate of 35% adjusted for the non-deductible portion of interest expense incurred to acquire the tax-free assets. Net interest income presented on a FTE basis is a non-GAAP financial measure widely used by financial services corporations. The FTE adjustment for full year 2009 was $6.9 million compared with $6.0 million in 2008 and $5.5 million in 2007.

Net interest income presented on an FTE basis decreased $6.5 million or 1.80% to $355.6 million in 2009 compared to $362.2 million in 2008 and $343.0 million in 2007. The decrease from 2008 to 2009 occurred because the $93.4 million decrease in interest income was more than the $86.9 million decrease in interest expense during same period. The $19.1 million increase from 2008 to 2007 occurred because the $101.8 million decrease in interest expense was more than the $82.7 million decrease in interest income during same period. As illustrated in the following rate/volume analysis table, interest income and interest expense both decreased due to the decline in interest rates throughout the year.

The average yield on earning assets decreased 105 basis points from 5.75% in 2008 to 4.70% in 2009 decreasing interest income by $102.0 million. Higher outstanding balances on total average earning assets in 2009 caused interest income to increase $8.6 million from year-ago levels. Average balances for investment securities were up from last year increasing interest income by $12.0 million, and lower rates earned on the securities decreased interest income by $9.5 million. Average loans outstanding, down from last year, decreased 2009 interest income by $3.4 million and lower yields earned on the loans, decreased 2009 loan interest income by $92.5 million. Similarly, the average yield on earning assets decreased 103 basis points from 6.78% in 2007 to 5.75% in 2008 decreasing interest income by $100.6 million. Higher outstanding balances on total average earning assets in 2008 caused interest income to increase $16.9 million from 2007 levels. At December 31, 2008 average balances for investment securities were up from the 2007 year increased interest income by $2.5 million, and higher rates earned on the securities also increased interest income by $2.7 million. Average loans outstanding, up from 2007 year, increased 2008 interest income by $16.9 million while lower yields earned on the loans also decreased 2008 loan interest $103.4 million.

The cost of funds for the year as a percentage of average earning assets decreased 91 basis points from 2.03% in 2008 to 1.12% in 2009. The cost of funds for the year as a percentage of average earning assets decreased 113 basis points from 3.16% in 2007 to 2.03% in 2008. As discussed in the deposits and wholesale borrowings section of management's discussion and analysis of financial condition and operating results, the drop in interest rates was the primary factor in this decrease.

CHANGES IN NET INTEREST INCOME- FULLY TAX-EQUIVALENT RATE/VOLUME ANALYSIS

	Years ended December 31,					
	2009 and 2008			2008 and 2007		
	Increase (Decrease) In Interest Income/Expense			Increase (Decrease) In Interest Income/Expense		
	Volume	Yield/ Rate	Total	Volume	Yield/ Rate	Total
	(In thousands)					
INTEREST INCOME						
Investment securities and federal funds sold:						
Taxable	$ 10,292	(9,613)	679	138	2,777	2,915
Tax-exempt	1,665	143	1,808	2,386	(71)	2,315
Loans held for sale	(542)	(28)	(570)	(1,449)	1	(1,448)
Loans	(2,816)	(92,507)	(95,323)	16,886	(103,354)	(86,468)
Total interest income	8,599	(102,005)	(93,406)	17,961	(100,647)	(82,686)
INTEREST EXPENSE						
Interest on deposits:						
Demand-interest bearing	(108)	(1,806)	(1,914)	(405)	(3,905)	(4,310)
Savings and money market accounts	5,293	(11,660)	(6,367)	3,007	(27,334)	(24,327)
Certificates and other time deposits (“CDs”)	(24,211)	(27,032)	(51,243)	(11,060)	(29,646)	(40,706)
Securities sold under agreements to repurchase	(6,358)	(20,735)	(27,093)	(5,754)	(33,687)	(39,441)
Wholesale borrowings	9,865	(10,122)	(257)	15,799	(8,826)	6,973
Total interest expense	(15,519)	(71,355)	(86,874)	1,587	(103,398)	(101,811)
Net interest income	$ 24,118	(30,650)	(6,532)	16,374	2,751	19,125

Note: Rate/volume variances are allocated on the basis of absolute value of the change in each.

The net interest margin is calculated by dividing net interest income FTE by average earning assets. As with net interest income, the net interest margin is affected by the level and mix of earning assets, the proportion of earning assets funded by non-interest bearing liabilities, and the interest rate spread. In addition, the net interest margin is impacted by changes in federal income tax rates and regulations as they affect the tax-equivalent adjustment.

	Year ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Net interest income	$ 348,764	356,189	337,546
Tax equivalent adjustment	6,869	5,976	5,494
Net interest income — FTE	$ 355,633	362,165	343,040
Average earning assets	$9,925,234	9,729,909	9,482,759
Net interest margin	3.58%	3.72%	3.62%

As discussed in the previous section, the decrease in the net interest margin during 2009 was a result of lack of loan demand and lower interest rates. The increase in 2008 over 2007 was primarily a result of the drop in interest rates and the increase in core deposits.

Other Income

Excluding investment securities gains, other income totaled $204.3 million in 2009 an increase of $5.0 million or 2.49% from 2008 and an increase of $8.5 million or 4.32% from 2007. Other income as a percentage of net revenue (FTE net interest income plus other income, less gains from securities) was 36.48% compared to 35.50% in 2008. Explanations for the most significant changes in the components of other income are discussed immediately after the following table.

	Year ended December 31,		
	2009	2008	2007
		(In thousands)	
Trust department income	$ 20,683	22,127	23,245
Service charges on deposits	63,366	62,862	67,374
Credit card fees	46,512	47,054	46,502
ATM and other service fees	11,110	10,894	12,621
Bank owned life insurance income	13,740	12,008	13,476
Investment services and life insurance	10,008	10,503	11,241
Investment securities gains, net	6,037	2,126	1,123
Loan sales and servicing income	12,954	6,940	10,311
Gain on Visa Inc.	—	13,666	—
Gain on post medical retirement curtailment	9,543	—	—
Other operating income	16,348	13,256	11,030
	$210,301	201,436	196,923

Trust department income decreased by 6.53%, down $1.4 million in 2009 after an increase of 4.81%, or $1.1 million in 2008 over 2007. Service charges on deposits increased by $0.5 million or 0.80% in 2009, and were down $4.5 million or 6.70% in 2008 versus 2007. The decrease in service charges on deposits during both years is due primarily to changes in customer behavior whereby they maintain higher balances in order to avoid being charged fees as well as new product initiatives that do not charge fees. Credit card fees decreased $0.5 million or 1.15% in 2009, and $0.6 million or 1.19% in 2008 over 2007 primarily due to decreasing volumes. ATM and other service charge fees have increased $0.2 million or 1.98% in 2009; this increase was volume driven. Bank owned life insurance income increased $1.7 million or 14.42% compared to 2008 which was up primarily due to death proceeds. Investment services and insurance income decreased $0.5 million in 2009 after a decrease of $0.7 in 2008 over 2007. During 2009, investment securities were sold for a gain of $3.9 million up 183.96% from 2008. Loan sales and servicing income increased $6.0 million or 86.66% in 2009 after a decrease of $3.4 million or 32.69% in 2008 over 2007. This increase was primarily attributable to mortgage modifications. During the first quarter of 2009, the Corporation recorded $9.5 million due to the curtailment of the postretirement medical plan for active employees. During the fourth quarter of 2008, the Corporation recorded $5.8 million from the sale of Class B Visa, Inc stock. This followed a $7.9 million gain from the partial redemption of the shares in the first quarter of 2008. During the first quarter of 2007 $4.1 million of net gains were recorded from the commercial loan sale more fully described in the Asset Quality section of this report.

Federal Income Taxes

Federal income tax expense totaled $25.6 million in 2009 compared to $48.9 million in 2008 and $50.4 million in 2007. The effective federal income tax rate for the year ended December 31, 2009 was 23.79%, compared to 29.04% and 29.05% for the year ended December 31, 2008 and 2007, respectively. Tax reserves have been specifically estimated for potential at-risk items in accordance with ASC 740, *Income Taxes*. Further federal income tax information is contained in Note 11 (Federal Income Taxes) to the consolidated financial statements.

Other Expenses

Other expenses were $352.8 million in 2009 compared to $330.6 million in 2008 and $330.2 million in 2007, an increase of $22.2 million or 6.71% over 2008 and an increase of $22.6 million or 6.84% over 2007.

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Salaries and wages	$132,643	$133,091	$126,689
Pension and employee benefits	43,263	46,372	43,768
Net occupancy expense	24,099	24,649	25,679
Equipment expense	24,301	24,137	25,401
Taxes, other than federal income taxes	6,496	6,580	6,575
Stationery, supplies and postage	8,907	9,372	9,436
Bankcard, loan processing, and other costs	31,467	29,456	29,781
Advertising	7,003	9,494	9,001
Professional services	16,414	11,695	15,865
Telephone	4,060	3,947	4,362
Amortization of intangibles	347	573	889
Hedge termination	3,877	—	—
Other operating expense	49,940	31,267	32,780
	$352,817	$330,633	$330,226

Salaries and wages were $132.6 million in 2009, a decrease of $0.4 million or 0.34% over 2008. There was an increase in salaries and wages in from 2007 to 2008 of $6.4 million or 5.05%. Increases generally reflect the annual employee merit increases which were offset by decrease in headcount. Pension and employee benefits were $43.3 million in 2009, a decrease of $3.1 million or 6.70% from 2008, primarily due to the reduction in the ongoing expense resulting from the curtailment of the postretirement medical plan for active employees. Note 12 (Benefit Plans) to the consolidated financial statements more fully describes the changes in pension and postretirement medical expenses. Professional services expenses increased $4.7 million or 40.35% in 2009 over 2008 due in part to an increase in acquisition due diligence activity. During 2008, the economic environment caused higher levels of bank failures which dramatically increased FDIC resolution costs. The FDIC significantly increased assessments during 2009 which resulted in additional FDIC insurance expense of $15.2 million over 2008 which is recorded in other operating expense.

Also included in other expense is $3.9 million related to the discontinuation of hedge accounting for a portfolio of interest rate swaps associated with fixed-rate commercial loans. In December 2009, the Corporation corrected an error in hedge accounting for a portfolio of interest rate swaps associated with fixed-rate commercial loans recorded in prior periods. The Corporation assessed the materiality of the error in accordance with Staff Accounting Bulletin ("SAB") No. 108 and concluded the error was not material, either individually or in the aggregate, to the results of operations of any prior period or for the year ending December 31, 2009, to trends for those periods affected, or to a fair presentation of the Corporation's financial statements for those periods. Accordingly, results for prior periods have not been restated. Instead, the Corporation increased other expenses and reduced the commercial loans balance by $3.9 million to correct this error in the fourth quarter. In addition, this portfolio of interest rate swaps was terminated in January 2010.

The efficiency ratio for 2009 was 62.95%, compared to 58.78% in 2008 and 61.12% in 2007. The "lower is better" efficiency ratio indicates the percentage of operating costs that are used to generate each dollar of net revenue — that is during 2009, 62.95 cents were spent to generate each $1 of net revenue. Net revenue is defined as net interest income, on a tax-equivalent basis, plus other income less gains from the sales of securities.

FINANCIAL CONDITION

Investment Securities

At December 31, 2009, the securities portfolio totaled $2.7 billion; $50.7 million of that amount was held-to-maturity securities and the remainder was securities available-for-sale. In comparison, as of December 31, 2008, the total portfolio was $2.8 billion, including $30.3 million of held-to-maturity securities and $2.6 billion of securities available-for-sale.

Available-for-sale securities are held primarily for liquidity, interest rate risk management and long-term yield enhancement. Accordingly, the Corporation's investment policy is to invest in securities with low credit risk, such as U.S. Treasury securities, U.S. Government agency obligations, state and political obligations and mortgage-backed securities ("MBSs"). Held-to-maturity securities consist principally of securities issued by state and political subdivisions. Other investments include Federal Home Loan Bank ("FHLB") and Federal Reserve Bank ("FRB") stock.

Net unrealized gains were $55.1 million at December 31, 2009, compared to $1.2 million at December 31, 2008. The improvement in the fair value of the investment securities is driven by government agency securities held in portfolio.

The Corporation conducts a regular assessment of its investment securities to determine whether any securities are other-than-temporary impaired. Only the credit portion of other-than-temporary impairment ("OTTI") is to be recognized in current earnings for those securities where there is no intent to sell or it is more likely than not the Corporation would not be required to sell the security prior to expected recovery. The remaining portion of OTTI is to be included in accumulated other comprehensive loss, net of income tax.

Gross unrealized losses of $21.6 million as of December 31, 2009, compared to $38.3 million at December 31, 2008 were concentrated within trust preferred securities held in portfolio. The Corporation holds eight, single issuer, trust preferred securities. Such investments are less than 2% of the fair value of the entire investment portfolio. None of the bank issuers have deferred paying dividends on their issued trust preferred shares in which the Corporation is invested. The fair values of these investments have been impacted by market conditions which have caused risk premiums to increase markedly resulting in the decline in the fair value of the Corporation's trust preferred securities.

Further detail of the composition of the securities portfolio and discussion of the results of the most recent OTTI assessment are in Note 3 (Investment Securities) to the consolidated financial statements.

Loans

Total loans outstanding at year-end 2009 decreased 6.76% to $6.9 billion compared to one year ago, at $7.4 billion.

The following tables breakdown outstanding loans by category and provide a maturity summary of commercial loans.

	At December 31,				
	2009	2008	2007	2006	2005
			(In thousands)		
Commercial loans	$4,066,522	$4,352,730	$3,906,448	$3,694,121	$3,519,483
Mortgage loans	463,416	547,125	577,219	608,008	628,581
Installment loans	1,425,373	1,574,587	1,598,832	1,619,747	1,524,355
Home equity loans	753,112	733,832	691,922	731,473	778,697
Credit card loans	153,525	149,745	153,732	147,553	145,592
Leases	61,541	67,594	73,733	77,971	70,619
Total loans	6,923,489	7,425,613	7,001,886	6,878,873	6,667,327
Less allowance for loan losses	115,092	103,757	94,205	91,342	90,661
Net loans	$6,808,397	$7,321,856	$6,907,681	$6,787,531	$6,576,666

	At December 31, 2009					
	Commercial loans	Mortgage loans	Installment loans	Home equity loans	Credit card loans	Leases
	(In thousands)					
Due in one year or less	$1,702,790	$167,303	$ 457,276	$298,097	$101,913	$30,922
Due after one year but within five years	2,014,726	224,655	800,186	385,933	51,612	29,794
Due after five years	349,006	71,458	167,911	69,082	—	825
Total	$4,066,522	$463,416	$1,425,373	$753,112	$153,525	$61,541
Loans due after one year with interest at a predetermined fixed rate	$ 868,658	133,085	962,649	21,234	13,524	30,619
Loans due after one year with interest at a floating rate	1,495,074	163,028	5,448	433,781	38,088	—
Total	$2,363,732	$296,113	$ 968,097	$455,015	$ 51,612	$30,619

Consistent with the slowdown of the manufacturing-based economy in Northeast Ohio commercial loans decreased 6.58% in 2009 but increased 11.42% in 2008. The 2009 decrease was partially mitigated by the ABL Loans acquired from First Bank Business Capital, Inc. Single-family mortgage loans continue to be originated by the Corporation's mortgage subsidiary and then sold into the secondary mortgage market or held in portfolio. Low interest rates during 2009 resulted in an increase in mortgage loan originations; however, due to the downturn in the housing market there was an overall decrease of 15.30% in balances retained in portfolio.

Outstanding home equity loan balances increased $19.3 million or 2.63% from December 31, 2008 and installment loans decreased $149.2 million or 9.48% reflecting the on-going economic downturn. Credit card loans were up $3.8 million or 2.52% from December 31, 2008.

There is no predominant concentration of loans in any particular industry or group of industries. Most of the Corporation's business activity is with customers located within the state of Ohio.

Allowance for Loan Losses and Reserve for Unfunded Lending Commitments

The Corporation maintains what Management believes is an adequate allowance for loan losses. The Corporation and FirstMerit Bank regularly analyze the adequacy of their allowance through ongoing review of trends in risk ratings, delinquencies, nonperforming assets, charge-offs, economic conditions, and changes in the composition of the loan portfolio. Notes 1 and 4 to the consolidated financial statements provide detailed information regarding the Corporation's credit policies and practices.

The Corporation uses a vendor based loss migration model to forecast losses for commercial loans. The model creates loss estimates using twelve-month (monthly rolling) vintages and calculates cumulative three years loss rates within two different scenarios. One scenario uses five year historical performance data while the other one uses two year historical data. The calculated rate is the average cumulative expected loss of the two and five year data set. As a result, this approach lends more weight to the more recent performance and would be more conservative.

The uncertain economic conditions in which we are currently operating have resulted in risks that differ from our historical loss experience. Accordingly, Management deemed it appropriate and prudent to apply qualitative factors ("q-factors") and assign additional reserves. These q-factors are supported by judgments made by experienced credit risk management personnel and represent risk associated with the portfolio given the uncertainty and the inherent imprecision of estimating future losses.

At December 31, 2009 the allowance for loan losses was $115.1 million or 1.68% of loans outstanding, compared to $103.8 million or 1.40% at year-end 2008. The allowance equaled 125.55% of nonperforming loans at year-end 2009 compared to 198.76% at year-end 2008. During 2008 additional reserves were established to address identified risks associated with the slow down in the housing markets and the decline in residential and commercial real estate values. These reserves totaled $19.1 million at year-end 2009 and $18.3 million at year-end 2008. The increase in the additional allocation augmented the increase in the calculated loss migration analysis as the loans were downgraded during 2009. Nonperforming loans have increased by $43.4 million over December 31, 2008 primarily attributable to the declining economic conditions.

As required by current accounting guidance, the acquired ABL loans from FBBC were recorded at fair value as of the date of acquisition, with no carryover of related allowances. The determination of the fair value of the ABL loans resulted in a write-down in the value of the loans, which was assigned to an accretable balance with the accretable balance being recognized as interest income over the remaining term of the loan. Because acquired loans are required to be accounted for at fair value on the date of acquisition, Management believes that asset quality measures excluding the acquired ABL loans are generally more meaningful. Therefore, the asset quality ratios included herein exclude these acquired ABL loans.

Net charge-offs were $87.1 million in 2009 compared to $49.1 million in 2008 and $28.0 million (including the loans held for sale) in 2007. As a percentage of average loans outstanding, net charge-offs and allowance for loans held for sale equaled 1.22% in 2009, 0.68% in 2008 and 0.40% in 2007. Losses are charged against the allowance for loan losses as soon as they are identified.

The allowance for unfunded lending commitments at December 31, 2009, 2008 and 2007 was $5.8 million, $6.6 million and $7.4 million, respectively. The allowance for credit losses, which includes both the allowance for loan losses and the reserve for unfunded lending commitments, amounted to $120.8 million at year-end 2009, $110.3 million at year-end 2008 and $101.6 million at year-end 2007.

Allowance for Credit Losses

	For the year ended December 31,		
	2009	2008	2007
		(In thousands)	
Allowance for loan losses, beginning of period	$103,757	$ 94,205	$ 91,342
Net charge-offs	(87,098)	(49,051)	(27,972)
Provision for loan losses	98,433	58,603	30,835
Allowance for loan losses, end of period	$115,092	$103,757	$ 94,205
Reserve for unfunded lending commitments, beginning of period	$ 6,588	$ 7,394	$ 6,294
Provision for credit losses	(837)	(806)	1,100
Reserve for unfunded lending commitments, end of period	$ 5,751	$ 6,588	$ 7,394
Allowance for credit losses	$120,843	$110,345	$101,599

The following tables display the components of the allowance for loan losses at December 31, 2009, 2008 and 2007.

Allowance for Loan Losses Components:	At December 31, 2009							
	Loan Type							
	Commercial Loans	Commercial R/E Loans	Leases	Installment Loans	Home Equity Loans	Credit Card Loans	Res Mortgage Loans	Total
	(In thousands)							
Individually Impaired Loan Component:								
Loan balance	$ 17,480	$ 50,345	$ —	$ —	$ —	$ —	$ —	$ 67,825
Allowance	3,678	6,849	—	—	—	—	—	10,527
Collective Loan Impairment Components:								
Credit risk-graded loans								
Grade 1 loan balance	75,598	1,178	7,441					84,217
Grade 1 allowance	47	—	6					53
Grade 2 loan balance	59,946	74,839	67					134,852
Grade 2 allowance	52	88	—					140
Grade 3 loan balance	316,535	517,338	15,246					849,119
Grade 3 allowance	579	1,137	36					1,752
Grade 4 loan balance	1,030,872	1,647,918	38,179					2,716,969
Grade 4 allowance	8,666	16,306	257					25,229
Grade 5 (Special Mention) loan balance	42,066	40,748	30					82,844
Grade 5 allowance	1,224	1,873	1					3,098
Grade 6 (Substandard) loan balance	83,884	107,635	578					192,097
Grade 6 allowance	7,616	12,558	53					20,227
Grade 7 (Doubtful) loan balance	68	72	—					140
Grade 7 allowance	1	3	—					4
Consumer loans based on payment status:								
Current loan balances				1,396,198	748,207	146,906	428,150	2,719,461
Current loans allowance				18,038	5,829	8,106	3,304	35,277
30 days past due loan balance				18,057	2,306	2,245	13,515	36,123
30 days past due allowance				2,813	677	1,178	571	5,239
60 days past due loan balance				5,919	1,678	1,622	4,301	13,520
60 days past due allowance				2,461	1,081	1,217	617	5,376
90+ days past due loan balance				5,199	921	2,752	17,450	26,322
90+ days past due allowance				3,458	912	2,618	1,182	8,170
Total loans	$1,626,449	$2,440,073	$61,541	$1,425,373	$753,112	$153,525	$463,416	$6,923,489
Total Allowance for Loan Losses	$ 21,863	$ 38,814	$ 353	$ 26,770	$ 8,499	$ 13,119	$ 5,674	$ 115,092

Allowance for Loan Losses Components:	Commercial Loans	Commercial R/E Loans	Leases	Installment Loans	Home Equity Loans	Credit Card Loans	Res Mortgage Loans	Total
	At December 31, 2008							
	Loan Type							
	(In thousands)							
Individually Impaired Loan Component:								
Loan balance	$ 8,438	$ 45,220	$ —	$ —	$ —	$ —	$ —	$ 53,658
Allowance	48	3,924	—	—	—	—	—	3,972
Collective Loan Impairment Components:								
Credit risk-graded loans								
Grade 1 loan balance	37,316	9,030	5,976					52,322
Grade 1 allowance	42	18	8					68
Grade 2 loan balance	199,166	138,399	3,046					340,611
Grade 2 allowance	664	606	12					1,282
Grade 3 loan balance	559,165	566,369	27,980					1,153,514
Grade 3 allowance	1,765	3,961	108					5,834
Grade 4 loan balance	992,118	1,583,721	28,333					2,604,172
Grade 4 allowance	8,920	27,145	287					36,352
Grade 5 (Special Mention) loan balance	33,940	41,215	190					75,345
Grade 5 allowance	1,110	2,495	6					3,611
Grade 6 (Substandard) loan balance	66,134	72,387	2,069					140,590
Grade 6 allowance	6,074	9,009	194					15,277
Grade 7 (Doubtful) loan balance	33	79	—					112
Grade 7 allowance	4	6	—					10
Consumer loans based on payment status:								
Current loan balances				1,548,639	730,503	143,934	515,093	2,938,169
Current loans allowance				12,762	4,823	3,465	2,736	23,786
30 days past due loan balance				16,912	1,704	2,149	13,264	34,029
30 days past due allowance				2,078	494	866	473	3,911
60 days past due loan balance				5,728	1,087	1,550	5,339	13,704
60 days past due allowance				2,122	748	978	643	4,491
90+ days past due loan balance				3,308	538	2,112	13,429	19,387
90+ days past due allowance				2,097	602	1,804	660	5,163
Total loans	$1,896,310	$2,456,420	$67,594	$1,574,587	$733,832	$149,745	$547,125	$7,425,613
Total Allowance for Loan Losses	$ 18,627	$ 47,164	$ 615	$ 19,059	$ 6,667	$ 7,113	$ 4,512	$ 103,757

Allowance for Loan Losses Components:	At December 31, 2007							
	Loan Type							
	Commercial Loans	Commercial R/E Loans	Leases	Installment Loans	Home Equity Loans	Credit Card Loans	Res Mortgage Loans	Total
	(In thousands)							
Individually Impaired Loan Component:								
Loan balance	$ 1,869	$ 14,684	$ —	$ —	$ —	$ —	$ —	$ 16,553
Allowance	773	2,001	—	—	—	—	—	2,774
Collective Loan Impairment Components:								
Credit risk-graded loans								
Grade 1 loan balance	30,427	95	3,746					34,268
Grade 1 allowance	59	—	9					68
Grade 2 loan balance	198,519	141,719	4,546					344,784
Grade 2 allowance	951	679	26					1,656
Grade 3 loan balance	460,212	481,951	31,517					973,680
Grade 3 allowance	2,121	3,597	174					5,892
Grade 4 loan balance	884,174	1,489,622	32,365					2,406,161
Grade 4 allowance	13,311	21,525	570					35,406
Grade 5 (Special Mention) loan balance	64,965	86,654	1,453					153,072
Grade 5 allowance	4,015	4,339	85					8,439
Grade 6 (Substandard) loan balance	29,219	22,012	84					51,315
Grade 6 allowance	4,250	2,709	12					6,971
Grade 7 (Doubtful) loan balance	125	201	—					326
Grade 7 allowance	29	29	—					58
Consumer loans based on payment status:								
Current loan balances			22	1,577,443	689,248	149,229	551,626	2,967,568
Current loans allowance			—	11,702	3,692	3,531	3,831	22,756
30 days past due loan balance			—	14,526	1,207	1,803	13,261	30,797
30 days past due allowance			—	1,387	254	689	610	2,940
60 days past due loan balance			—	3,934	821	1,094	2,849	8,698
60 days past due allowance			—	1,145	403	680	432	2,660
90+ days past due loan balance			—	2,929	646	1,606	9,483	14,664
90+ days past due allowance			—	1,455	526	1,402	1,202	4,585
Total loans	$1,669,510	$2,236,938	$73,733	$1,598,832	$691,922	$153,732	$577,219	$7,001,886
Total Allowance for Loan Losses	$ 25,509	$ 34,879	$ 876	$ 15,689	$ 4,875	$ 6,302	$ 6,075	$ 94,205

A five-year summary of activity follows:

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Allowance for loan losses at January 1,	$ 103,757	$ 94,205	$ 91,342	$ 90,661	$ 97,296
Loans charged off:					
Commercial	39,685	16,318	7,856	32,628	19,349
Mortgage	4,960	4,696	5,026	1,670	1,721
Installment	31,622	24,740	18,343	20,682	29,307
Home equity	7,200	4,153	4,151	3,847	4,340
Credit cards	13,558	9,821	8,497	8,294	11,320
Leases	97	26	41	3,607	3,068
Overdrafts	2,591	2,634	234	—	—
Total	99,713	62,388	44,148	70,728	69,105
Recoveries:					
Commercial	890	2,388	4,351	3,734	4,166
Mortgage	270	76	44	142	190
Installment	8,329	7,071	8,021	10,340	9,495
Home equity	494	851	1,265	1,293	1,302
Credit cards	1,710	1,831	1,842	2,123	2,348
Manufactured housing	171	247	323	451	710
Leases	57	104	286	303	439
Overdrafts	694	769	44	—	—
Total	12,615	13,337	16,176	18,386	18,650
Net charge-offs	87,098	49,051	27,972	52,342	50,455
Allowance related to loans held for sale/sold	—	—	—	(23,089)	—
Provision for loan losses	98,433	58,603	30,835	76,112	43,820
Allowance for loan losses at December 31,	$ 115,092	$ 103,757	$ 94,205	$ 91,342	$ 90,661
Average loans outstanding	$7,156,983	$7,203,946	$6,971,464	$6,798,338	$6,610,509
Ratio to average loans:*					
Net charge-offs	1.22%	0.68%	0.40%	0.77%	0.76%
Net charge-offs and allowance related to loans held for sale/ sold	1.22%	0.68%	0.40%	1.11%	0.76%
Provision for loan losses	1.38%	0.81%	0.44%	1.12%	0.66%
Loans outstanding at end of year	$6,923,489	$7,425,613	$7,001,886	$6,878,873	$6,681,243
Allowance for loan losses:*					
As a percent of loans outstanding at end of year	1.68%	1.40%	1.35%	1.33%	1.36%
As a multiple of net charge-offs	1.32	2.12	3.37	1.75	1.80
As a multiple of net charge-offs and allowance related to loans sold	1.32	2.12	3.37	1.21	1.80

* The net carrying value of the acquired ABL loans from FBBC was $88.1 million at December 31, 2009 and was excluded from the ratios of the Corporation's allowance for loan and credit losses. The ABL loans were acquired and recorded at fair value on December 16, 2009.

Asset Quality

Making a loan to earn an interest spread inherently includes taking the risk of not being repaid. Successful management of credit risk requires making good underwriting decisions, carefully administering the loan portfolio and diligently collecting delinquent accounts.

The Corporation's Credit Policy Division manages credit risk by establishing common credit policies for its subsidiaries, participating in approval of their largest loans, conducting reviews of their loan portfolios, providing them with centralized consumer underwriting, collections and loan operations services, and overseeing their loan workouts. Notes 1 and 4 to the consolidated financial statements, provide detailed information regarding the Corporation's credit policies and practices.

The Corporation's objective is to minimize losses from its commercial lending activities and to maintain consumer losses at acceptable levels that are stable and consistent with growth and profitability objectives.

Nonperforming Loans are defined as follows:

- ***Nonaccrual loans*** on which interest is no longer accrued because its collection is doubtful.
- ***Restructured loans*** on which, due to deterioration in the borrower's financial condition, the original terms have been modified in favor of the borrower or either principal or interest has been forgiven.

Nonperforming Assets are defined as follows:

- ***Nonaccrual loans*** on which interest is no longer accrued because its collection is doubtful.
- ***Restructured loans*** on which, due to deterioration in the borrower's financial condition, the original terms have been modified in favor of the borrower or either principal or interest has been forgiven.
- ***Other real estate (ORE)*** acquired through foreclosure in satisfaction of a loan.

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Nonperforming Loans:					
Nonaccrual	$ 91,672	$52,202	$31,433	$54,362	$62,262
ORE	9,329	5,324	5,829	9,815	9,995
Total nonperforming assets	$101,001	$57,526	$37,262	$64,177	$72,257
Loans past due 90 days or more accruing interest	$ 35,025	$23,928	$11,702	$16,860	$17,931
Total nonperforming assets as a percentage of total loans and ORE*	1.48%	0.77%	0.53%	0.93%	1.08%

* The net carrying value of the acquired ABL loans from FBBC was $88.1 million at December 31, 2009 and was excluded from the ratios of the Corporation's allowance for loan and credit losses. The ABL loans were acquired and recorded at fair value on December 16, 2009.

During 2009 the economic conditions in our markets continued to be challenging. Residential developers and homebuilders have been the most adversely affected, with the significant decrease of buyer resulting from a combination of the restriction of available credit and economic pressure impacting the consumer. The Corporation executed a comprehensive review of pass grade commercial loans (greater than $250 thousand) corporate-wide utilizing a more conservative interpretation of defined weakness. The review, coordinated by Loan Review, resulted in covering over 71% of the commercial portfolio. Consumers continue to be under pressure due to high debt levels, limited refinance opportunities, increased cost of living and increasing unemployment. These conditions have resulted in increases in bankruptcies as well as charge offs. Commercial nonperforming loans increased $33.8 million while criticized loans increased $73.2 million from December 31, 2008.

During the first quarter of 2007, $73.7 million of commercial loans and $7.1 million of other real estate were sold. The loans were written down to their fair market value of $50.6 million and reclassified as loans held for sale in the fourth quarter of 2006. (Of the loans identified as held for sale, $41.1 million were classified as nonperforming and

$32.6 million were performing.) The loan sale yielded a gain of $4.1 million which was recorded in loan sales and servicing during the first quarter of 2007. The sale of other real estate resulted in a $0.5 million loss and was recorded in other operating loss also during the first quarter of 2007.

In 2009 nonperforming assets, other real estate includes $1.0 million of vacant land no longer considered for branch expansion and in 2008 other real estate includes $1.1 million of vacant land no longer considered for branch expansion and executive relocation properties both of which are not related to loan portfolios.

During 2009 and 2008, total nonperforming loans earned $51.8 thousand and $36.7 thousand, respectively, in interest income. Had they been paid in accordance with the payment terms in force prior to being considered impaired, on nonaccrual status, or restructured, they would have earned $5.5 million and $2.7 million in interest income for the years ended December 31, 2009 and 2008, respectively.

In addition to nonperforming loans and loans 90 day past due and still accruing interest, Management identified potential problem commercial loans (classified as substandard and doubtful) totaling $260.1 million at year-end 2009 and $194.4 million at year-end 2008. These loans are closely monitored for any further deterioration in the borrowers' financial condition and for the borrowers' ability to comply with terms of the loans.

	Quarter Ended				
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
	(In thousands)				
Nonaccrual commercial loans beginning of period	$ 63,357	$48,563	$54,070	$40,195	$29,245
Credit Actions:					
New	34,612	24,491	7,259	22,912	18,217
Loan and lease losses	(5,272)	(3,886)	(5,951)	(1,950)	(1,146)
Charged down	(12,710)	(3,321)	(4,182)	(2,603)	(4,458)
Return to accruing status	(478)	(24)	(660)	(3,333)	(123)
Payments	(5,476)	(2,466)	(1,973)	(1,151)	(1,540)
Sales	—	—	—	—	—
Nonaccrual commercial loans end of period	$ 74,033	$63,357	$48,563	$54,070	$40,195

Nonaccrual commercial loans have increased $33.8 million since December 31, 2008.

Deposits, Securities Sold Under Agreements to Repurchase and Wholesale Borrowings

Average deposits for 2009 totaled $7.5 billion compared to $7.4 billion in 2008. Increases in non-interest bearing and interest bearing demand accounts reflect a shift in customer preference for liquidity.

The following ratios and table provide additional information about the change in the mix of customer deposits.

	At December 31,					
	2009		2008		2007	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)					
Demand deposits- noninterest-bearing	$1,910,171	—	$1,530,021	—	$1,408,726	—
Demand deposits- interest-bearing	656,367	0.09%	687,160	0.37%	733,410	0.93%
Savings and money market accounts	2,886,842	0.81%	2,398,778	1.24%	2,266,070	2.39%
Certificates and other time deposits	2,056,208	2.66%	2,801,623	3.78%	3,045,715	4.81%
Total customer deposits	7,509,588	1.05%	7,417,582	1.86%	7,453,921	2.78%
Securities sold under agreements to repurchase	1,013,167	0.47%	1,343,441	2.37%	1,471,785	4.84%
Wholesale borrowings	952,979	2.87%	663,109	4.16%	326,460	6.31%
Total funds	$9,475,734		$9,424,132		$9,252,166	

Total average demand deposits comprised 34.18% of average deposits in 2009 compared to 29.89% in 2008 and 28.74% in 2007. Savings accounts, including money market products, made up 38.44% of average deposits in 2009 compared to 32.34% in 2008 and 30.40% in 2007. CDs made up 27.38% of average deposits in 2009, 37.77% in 2008 and 40.86% in 2007.

The average cost of deposits, securities sold under agreements to repurchase and wholesale borrowings was down 104 basis points compared to one year ago, or 1.46% in 2009 due to a drop in interest rates and the disruption in the capital markets.

The following table summarizes CDs in amounts of $100 thousand or more as of year-end 2009, by time remaining until maturity.

Time until maturity:	Amount (In thousands)
Under 3 months	$137,363
3 to 6 months	74,242
6 to 12 months	104,539
Over 12 months	46,165
	$362,309

Capital Resources

The capital management objectives of the Corporation are to provide capital sufficient to cover the risks inherent in the Corporation's businesses, to maintain excess capital to well-capitalized standards and to assure ready access to the capital markets.

Shareholder's Equity

Shareholders' equity was $1,065.6 million at December 31, 2009, compared with $937.8 million at December 31, 2008. As of December 31, 2009, the annual common share dividend was $0.77. The market price ranges of the Corporation's common shares, and dividends by quarter for each of the last two years is shown in Item 5, Market For Registrant's Common Equity And Related Stockholder Matters And Issuer Purchases Of Equity Securities of this Report.

Capital Availability

On January 9, 2009, the Corporation completed the sale to the United States Department of the Treasury (the "Treasury") of $125.0 million of newly issued FirstMerit non-voting preferred shares as part of the Treasury's Troubled Assets Relief Program ("TARP") Capital Purchase Program ("CPP"). FirstMerit issued and sold to the Treasury for an aggregate purchase price of $125.0 million in cash (1) 125,000 shares of FirstMerit's Fixed Rate Cumulative Perpetual Preferred Shares, Series A, each without par value and having a liquidation preference of $1,000 per share, and (2) a warrant to purchase 952,260 FirstMerit common shares, each without par value, at an exercise price of $19.69 per share.

On April 22, 2009, the Corporation repurchased all 125,000 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A for $126.2 million which included all accrued and unpaid dividends as well as the unamortized discount on the preferred stock.

On May 27, 2009, the Corporation completed the repurchase of the warrant held by the Treasury. The Corporation paid $5.0 million to the Treasury to repurchase the warrant.

On May 6, 2009, the Corporation entered into a Distribution Agency Agreement with Credit Suisse Securities (USA) LLC ("Credit Suisse") pursuant to which the Corporation, from time to time, may offer and sell shares of the Corporation's common stock. Sales of the common stock are made by means of ordinary brokers' transactions on the Nasdaq Global Select Market at market prices, in block transactions, or as otherwise agreed with Credit Suisse. At

December 31, 2009, the Corporation had sold 4.3 million shares with an average value of $18.98 per share and has authorization to raise an additional $19.0 million through this program.

Capital Adequacy

Capital adequacy is an important indicator of financial stability and performance. The Corporation maintained a strong capital position as tangible common equity to assets was 8.89% at December 31, 2009, compared with 7.27% at December 31, 2008.

Financial institutions are subject to a strict uniform system of capital-based regulations. Under this system, there are five different categories of capitalization, with "prompt corrective actions" and significant operational restrictions imposed on institutions that are capital deficient under the categories. The five categories are: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

To be considered well capitalized an institution must have a total risk-based capital ratio of at least 10%, a Tier I capital ratio of at least 6%, a leverage capital ratio of at least 5%, and must not be subject to any order or directive requiring the institution to improve its capital level. An adequately capitalized institution has a total risk-based capital ratio of at least 8%, a Tier I capital ratio of at least 4% and a leverage capital ratio of at least 4%. Institutions with lower capital levels are deemed to be undercapitalized, significantly undercapitalized or critically undercapitalized, depending on their actual capital levels. The appropriate federal regulatory agency may also downgrade an institution to the next lower capital category upon a determination that the institution is in an unsafe or unsound practice. Institutions are required to monitor closely their capital levels and to notify their appropriate regulatory agency of any basis for a change in capital category. At year-end 2009 the Corporation, on a consolidated basis, as well as FirstMerit Bank, exceeded the minimum capital levels of the well capitalized category.

	At December 31,					
	2009		2008		2007	
	(Dollars in thousands)					
Consolidated						
Total equity	$1,065,627	10.11%	$ 937,843	8.45%	$ 916,977	8.82%
Common equity	1,065,627	10.11%	937,843	8.45%	916,977	8.82%
Tangible common equity(a)	924,871	8.89%	797,195	7.27%	775,755	7.56%
Tier 1 capital(b)	971,013	12.09%	870,870	10.19%	840,290	10.37%
Total risk-based capital(c)	1,071,682	13.34%	1,007,679	11.80%	1,001,539	12.36%
Leverage(d)	971,013	9.39%	870,870	8.19%	840,290	8.24%

	At December 31,					
	2009		2008		2007	
Bank Only						
Total equity	$946,626	9.00%	$744,535	6.72%	$737,395	7.10%
Common equity	946,626	9.00%	744,535	6.72%	737,395	7.10%
Tangible common equity(a)	806,223	7.77%	603,887	5.52%	596,173	5.82%
Tier 1 capital(b)	826,517	10.31%	762,634	8.95%	746,083	9.23%
Total risk-based capital(c)	922,919	11.51%	895,703	10.51%	903,894	11.18%
Leverage(d)	826,517	8.00%	762,634	7.18%	746,083	7.33%

a) Common equity less all intangibles; computed as a ratio to total assets less intangible assets.

b) Shareholders' equity less goodwill; computed as a ratio to risk-adjusted assets, as defined in the 1992 risk-based capital guidelines.

c) Tier 1 capital plus qualifying loan loss allowance, computed as a ratio to risk adjusted assets as defined in the 1992 risk-based capital guidelines.

d) Tier 1 capital computed as a ratio to the latest quarter's average assets less goodwill.

RISK MANAGEMENT

Market Risk Management

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices, including the correlation among these factors and their volatility. When the value of an instrument is tied to such external factors, the holder faces "market risk." The Corporation is primarily exposed to interest rate risk as a result of offering a wide array of financial products to its customers.

Interest rate risk management

Changes in market interest rates may result in changes in the fair market value of the Corporation's financial instruments, cash flows, and net interest income. The Corporation seeks to achieve consistent growth in net interest income and capital while managing volatility arising from shifts in market interest rates. The Asset and Liability Committee ("ALCO") oversees market risk management, establishing risk measures, limits, and policy guidelines for managing the amount of interest rate risk and its effect on net interest income and capital. According to these policies, responsibility for measuring and the management of interest rate risk resides in the Corporate Treasury function.

Interest rate risk on the Corporation's balance sheets consists of reprice, option, and basis risks. Reprice risk results from differences in the maturity, or repricing, of asset and liability portfolios. Option risk arises from "embedded options" present in the investment portfolio and in many financial instruments such as loan prepayment options, deposit early withdrawal options, and interest rate options. These options allow customers opportunities to benefit when market interest rates change, which typically results in higher costs or lower revenue for the Corporation. Basis risk refers to the potential for changes in the underlying relationship between market rates or indices, which subsequently result in a narrowing of profit spread on an earning asset or liability. Basis risk is also present in administered rate liabilities, such as interest-bearing checking accounts, savings accounts and money market accounts where historical pricing relationships to market rates may change due to the level or directional change in market interest rates.

The interest rate risk position is measured and monitored using risk management tools, including earnings simulation modeling and economic value of equity sensitivity analysis, which capture both near-term and long-term interest rate risk exposures. Combining the results from these separate risk measurement processes allows a reasonably comprehensive view of short-term and long-term interest rate risk in the Corporation.

Net interest income simulation analysis. Earnings simulation involves forecasting net interest earnings under a variety of scenarios including changes in the level of interest rates, the shape of the yield curve, and spreads between market interest rates. The sensitivity of net interest income to changes in interest rates is measured using numerous interest rate scenarios including shocks, gradual ramps, curve flattening, curve steepening as well as forecasts of likely interest rates scenarios.

Presented below is the Corporation's interest rate risk profile as of December 31, 2009:

	Immediate Change in Rates and Resulting Percentage Increase/(Decrease) in Net Interest Income:			
	− 100 basis points	+ 100 basis points	+ 200 basis points	+ 300 basis points
December 31, 2009	*	1.07%	1.56%	1.64%
December 31, 2008	*	1.77%	3.10%	4.01%

* Modeling for the decrease in 100 basis points scenario has been suspended due to the current rate environment.

Modeling the sensitivity of net interest earnings to changes in market interest rates is highly dependent on numerous assumptions incorporated into the modeling process. To the extent that actual performance is different than what was assumed, actual net interest earnings sensitivity may be different than projected. The assumptions used in the models are Management's best estimate based on studies conducted by the ALCO department. The ALCO department uses a data-warehouse to study interest rate risk at a transactional level and uses various ad-hoc reports to refine assumptions continuously. Assumptions and methodologies regarding administered rate liabilities (e.g., savings, money market and interest-bearing checking accounts), balance trends, and repricing relationships reflect management's best estimate of expected behavior and these assumptions are reviewed regularly.

Economic value of equity modeling. The Corporation also has longer-term interest rate risk exposure, which may not be appropriately measured by earnings sensitivity analysis. ALCO uses economic value of equity ("EVE") sensitivity analysis to study the impact of long-term cash flows on earnings and capital. EVE involves discounting present values of all cash flows of on balance sheet and off balance sheet items under different interest rate scenarios. The discounted present value of all cash flows represents the Corporation's economic value of equity. The analysis requires modifying the expected cash flows in each interest rate scenario, which will impact the discounted present value. The amount of base-case measurement and its sensitivity to shifts in the yield curve allow management to measure longer-term repricing and option risk in the balance sheet. Presented below is the Corporation's EVE profile as of December 31, 2009 and 2008:

	Immediate Change in Rates and Resulting Percentage Increase/(Decrease) in EVE:			
	− 100 basis points	+ 100 basis points	+ 200 basis points	+ 300 basis points
December 31, 2009	*	3.00%	2.80%	3.22%
December 31, 2008	*	2.05%	0.91%	(0.84%)

* Modeling for the decrease in 100 basis points scenario has been suspended due to the current rate environment.

Management takes corrective action if this analysis indicates that the Corporation's EVE will change by more than 5% in response to an immediate 100 basis point increase in interest rates or EVE will change by more than 15% in response to an immediate 200 basis point increase or decrease in interest rates. The Corporation is operating within these guidelines.

Interest rate sensitivity analysis. The Corporation analyzes the historical sensitivity of its interest bearing transaction accounts to determine the portion that it classifies as interest rate sensitive versus the portion classified over one year. The following analysis divides interest bearing assets and liabilities into maturity categories and measures the "GAP" between maturing assets and liabilities in each category. The analysis shows that assets maturing within one year exceed liabilities maturing within the same period by $133.4 million. Focusing on estimated repricing activity within one year, the Corporation was in a liability sensitive position at December 31, 2009 as illustrated in the following table.

	1-30 Days	31-60 Days	61-90 Days	91-180 Days	181-365 Days	Over 1 Year	Total
				(In thousands)			
Interest Earning Assets:							
Loans and leases	$3,625,610	$ 128,626	$ 123,597	$ 319,973	$ 693,221	$2,049,290	$6,940,317
Investment securities and federal funds sold	135,748	88,298	198,121	187,472	351,804	1,783,395	2,744,838
Total Interest Earning Assets	$3,761,358	$ 216,924	$ 321,718	$ 507,445	$1,045,025	$3,832,685	$9,685,155
Interest Bearing Liabilities:							
Demand — interest bearing	677,448	—	—	—	—	—	677,448
Savings and money market accounts	2,265,609	135,824	325,552	39,356	—	641,768	3,408,109
Certificate and other time deposits	270,799	121,780	108,669	298,023	366,255	194,792	1,360,318
Securities sold under agreements to repurchase	896,345	—	—	50,000	25,000	25,000	996,345
Wholesale borrowings	25,000	60,000	25,000	180,701	115,000	334,404	740,105
Total Interest Bearing Liabilities	$4,135,201	$ 317,604	$ 459,221	$ 568,080	$ 506,255	$1,195,964	$7,182,325
Total GAP	$ (373,843)	$(100,680)	$(137,503)	$ (60,635)	$ 538,770	$2,636,721	$2,502,830
Cumulative GAP	$ (373,843)	$(474,523)	$(612,026)	$(672,661)	$ (133,891)	$2,502,830	

Management of interest rate exposure. Management uses the results of its various simulation analyses to formulate strategies to achieve desired risk profile within the parameters of the Corporation's capital and liquidity guidelines. Specifically, Management actively manages interest rate risk positions by using derivatives predominately in the form of interest rate swaps, which modify the interest rate characteristics of certain assets and liabilities. For more information about how the Corporation uses interest rate swaps to manage its balance sheet, see Note 1 (Summary of Significant Accounting Policies) and Note 17 (Derivatives and Hedging Activities) to the consolidated financial statements.

Liquidity Risk Management

Liquidity risk is the possibility of the Corporation being unable to meet current and future financial obligations as they come due at a reasonable cost. Liquidity is managed to ensure stable, reliable and cost-effective sources of funds to satisfy demand for credit, deposit withdrawals and investment opportunities. The Corporation considers core earnings, strong capital ratios and credit quality essential for maintaining high credit ratings, which allow the Corporation cost-effective access to market-based liquidity. The Corporation relies on a large, stable core deposit base and a diversified base of wholesale funding sources to manage liquidity risk.

The Treasury Group is responsible for identifying, measuring and monitoring the Corporation's liquidity profile. The position is evaluated daily, weekly and monthly by analyzing the composition of all funding sources, reviewing projected liquidity commitments by future months and identifying sources and uses of funds. Liquidity measures are reported monthly to ALCO and the Board of Directors in accordance with policies approved by the Board of Directors. The Treasury Group also prepares a contingency funding plan that assesses liquidity needs that may arise from certain stress events. Furthermore, the company adopted a cash flow measurement approach to liquidity management in 2009 and models the demand and supply for funds under multiple (stress) scenarios. The net result is then compared with the contingent sources for funds, which can also be altered via the model, to ensure sufficient funds are available. The overall management of the Corporation's liquidity position is then integrated into retail deposit pricing policies to ensure a stable core deposit base.

The Corporation's primary source of liquidity is its core deposit base, raised through its retail branch system. Core deposits comprised approximately 81.9% of total deposits at December 31, 2009. The Corporation also has available unused wholesale sources of liquidity, including advances from the FHLB of Cincinnati, issuance through dealers in the capital markets and access to certificates of deposit issued through brokers. Liquidity is further provided by unencumbered, or unpledged, investment securities that totaled $831.03 million at December 31, 2009.

The Corporation's liquidity could be adversely affected by both direct and indirect circumstances. An example of a direct event would be a downgrade in the Corporation's public credit rating by a rating agency due to factors such as deterioration in asset quality, a large charge to earnings, a decline in profitability or other financial measures, or a significant merger or acquisition. Examples of indirect events unrelated to the Corporation that could have an effect on its access to liquidity would be terrorism or war, natural disasters, political events, or the default or bankruptcy of a major corporation, mutual fund or hedge fund. Similarly, market speculation or rumors about the Corporation or the banking industry in general may adversely affect the cost and availability of normal funding sources.

The Corporation's liquidity contingency plan outlines the process for addressing a liquidity crisis. The plan provides for an evaluation of funding sources under various market conditions. It also assigns specific roles and responsibilities for effectively managing liquidity through a problem period.

Parent Company Liquidity — The Corporation manages its liquidity principally through dividends from the bank subsidiary. The parent company has sufficient liquidity to service its debt; support customary corporate operations and activities (including acquisitions) at a reasonable cost, in a timely manner and without adverse consequences; as well as pay dividends to shareholders.

During the year ended December 31, 2009, FirstMerit Bank paid $28.5 million in dividends to FirstMerit Corporation. As of December 31, 2009, FirstMerit Bank had an additional $72.3 million available to pay dividends without regulatory approval.

Recent Market and Regulatory Developments. Recent market conditions have made it difficult or uneconomical to access the capital markets. As a result, the United States Congress, the Treasury, and the FDIC have announced various programs designed to enhance market liquidity and bank capital.

In response to the ongoing financial crisis affecting the banking system and financial markets, EESA was signed into law on October 3, 2008 and established TARP. As part of TARP, the Treasury established the CPP to provide up to $700 billion of funding to eligible financial institutions through the purchase of mortgages, mortgage-backed securities, capital stock and other financial instruments for the purpose of stabilizing and providing liquidity to the U.S. financial markets. The American Recovery and Reinvestment Act of 2009 ("ARRA"), more commonly known as the economic stimulus or economic recovery package, was signed into law on February 17, 2009, by President Obama. ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients until the institution has repaid the Treasury. On January 9, 2009, the Corporation completed the sale to the Treasury of $125.0 million of newly issued FirstMerit non-voting preferred shares as part of the CPP and a warrant to purchase 952,260 FirstMerit common shares at an exercise price of $19.69 per share. On April 22, 2009, the Corporation completed the repurchase of all 125,000 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A for $126.2 million which included all accrued and unpaid dividends as well as the unamortized discount on the preferred stock. On May 27, 2009 the Corporation completed the repurchase of the warrant held by the Treasury. The Corporation paid $5.0 million to the Treasury to repurchase the warrant.

Separately, the FDIC announced its temporary liquidity guarantee program ("TLPG") pursuant to which the FDIC will guarantee the payment of certain newly-issued senior unsecured debt of insured depository institutions ("Debt Guarantee") and funds held at FDIC-insured depository institutions in noninterest-bearing transaction accounts in excess of the current standard maximum deposit insurance amount of $250,000 ("Transaction Account Guarantee"). Both guarantees were provided to eligible institutions, including the Corporation, at no cost through December 5, 2008. Participation in the TLPG subsequent to December 5, 2008 was optional. The Corporation elected to participate in the TLPG subsequent to December 5, 2008.

The Transaction Account Guarantee is effective for the Corporation through June 30, 2010. Under the Debt Guarantee, qualifying senior unsecured debt newly issued by the Corporation during the period from October 14, 2008 to June 30, 2009, inclusive, is covered by the FDIC guarantee. The maximum amount of debt that eligible institutions can issue under the guarantee is 125% of the par value of the entity's qualifying senior unsecured debt, excluding debt to affiliates that was outstanding as of September 30, 2008, and scheduled to mature by June 30, 2009. The FDIC will provide guarantee coverage until the earlier of the eligible debt's maturity or June 30, 2012.

Participants in the Debt Guarantee Program are assessed an annualized fee of 75 basis points for its participation, and an annualized fee of 10 basis points for its participation in the Transaction Account Guarantee. To the extent that these initial assessments are insufficient to cover the expense or losses arising under TLPG, the FDIC is required to impose an emergency special assessment on all FDIC-insured depository institutions as prescribed by the Federal Deposit Insurance Act. In May 2009, the FDIC announced it was imposing an emergency special assessment of five basis points on average assets of all FDIC-insured depository institutions as of June 30, 2009. On November 12, 2009, the FDIC adopted a final rule requiring insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The prepaid assessments for these periods were collected on December 30, 2009, along with the regular quarterly risk-based deposit insurance assessment for the third quarter of 2009. For the fourth quarter of 2009 and for all of 2010, the prepaid assessment rate was based on each institution's total basis point assessment in effect on September 30, 2009, adjusted to assume a 5% annualized deposit growth rate; for the 2011 and 2012 periods the computation is adjusted by an additional three basis points increase in the assessment rate. The three-year prepayment for the Corporation totaled $43.9 million.

Contractual Obligations, Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements

Contractual Obligations

The Corporation has various contractual obligations which are recorded as liabilities in our consolidated financial statements. The following table summarizes the Corporation's significant obligations at December 31, 2009 and the future periods in which such obligations are expected to be settled in cash. Additional details regarding these obligations are provided in the footnotes to the consolidated financial statements, as referenced in the table:

	Financial Statement Note Reference	Payments Due in				
		Total	One Year or Less	One to Three Years	Three to Five Years	Over Five Years
		(In thousands)				
Deposits without a stated maturity(a)		$6,155,478	6,155,478	—	—	—
Consumer and brokered certificates of deposits(a)		1,360,317	1,151,933	148,173	48,598	11,613
Federal funds purchased and security repurchase agreements	10	996,345	921,345	—	50,000	25,000
Long-term debt	10	740,105	320,752	345,792	31,569	41,992
Operating leases(b)	18	31,908	5,370	8,977	6,279	11,282
Capital lease obligations(c)	18	—	—	—	—	—
Purchase obligations(c)		—	—	—	—	—
Reserves for uncertain tax positions(d)	11	1,656	1,656	—	—	—
Total		$9,285,809	8,556,534	502,942	136,446	89,887

(a) Excludes interest.

(b) The Corporation's operating lease obligations represent commitments under noncancelable operating leases on branch facilities.

(c) There were no material purchase or capital lease obligations outstanding at December 31, 2009.

(d) Gross unrecognized income tax benefits, see Footnote 11 for further discussion.

Commitments and Off-Balance Sheet Arrangements

The following table details the amounts and expected maturities of significant commitments and off-balance sheet arrangements as of December 31, 2009. Additionally details of these commitments are provided in the footnotes to the consolidated financial statements, as referenced in the following table:

	Financial Statement Note Reference	Payments Due in				
		Total	One Year or Less	One to Three Years	Three to Five Years	Over Five Years
		(In thousands)				
Commitments to extend credit(e)	18	$2,993,879	1,402,243	703,289	323,178	565,169
Standby letters of credit	18	156,374	91,691	52,733	11,950	—
Loans sold with recourse	18	60,068	60,068	—	—	—
Postretirement benefits(f)	12	14,659	2,249	4,107	3,279	5,024
Total		$3,224,980	1,556,251	760,129	338,407	570,193

(e) Commitments to extend credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

(f) The postretirement benefit payments represent actuarilly determined future benefits to eligible plan participants. Accounting standards requires that the liability be recorded at net present value while the future payments contained in this table have not been discounted.

Critical Accounting Policies

The Corporation's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the financial services industry in which it operates. All accounting policies are important, and all policies described in Note 1 (Summary of Significant Accounting Policies) provide a greater understanding of how the Corporation's financial performance is recorded and reported.

Some accounting policies are more likely than others to have a significant effect on the Corporation's financial results and to expose those results to potentially greater volatility. The policies require Management to exercise judgment and make certain assumptions and estimates that affect amounts reported in the financial statements. These assumptions and estimates are based on information available as of the date of the financial statements.

Management relies heavily on the use of judgment, assumptions and estimates to make a number of core decisions, including accounting for the allowance for loan losses, income taxes, derivative instruments and hedging activities, and assets and liabilities that involve valuation methodologies. A brief discussion of each of these areas follows.

Acquired Loans. Loan that are acquired are initially recorded at their acquisition date fair values. The carryover of an allowance for credit losses is prohibited as any credit losses evident in the loans are to be included in the determination of the fair value of the loans at the acquisition date. Acquired loans are evaluated for impairment according to the provisions of ASC Topic 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality.* Acquired loans are considered impaired if there is evidence of credit deterioration since origination and if it is probable that not all contractually required payments will be collected. In the assessment of credit quality, numerous assumptions, interpretations and judgments must be made, based on internal and third-party credit quality information and ultimately the determination as to the probability that all contractual cash flows will not be able to be collected. This is a point in time assessment and inherently subjective due to the nature of the available information and judgment involved.

Fair values for acquired loans are based on a discounted cash flow methodology that involves assumptions and judgments as to credit risk, interest rate risk, prepayment risk, liquidity risk, default rates, loss severity, payment speeds, collateral values and discount rate. All of these factors are inherently subjective and can result in significant changes in the cash flow estimates over the life of the loan. Such changes may increase future earnings volatility due to increases or decreases in the accretable yield (i.e., excess of the expected cash flows over the estimated fair value) recognized on the loan or the requirement to record an allowance for loan losses if the decline in expected cash flows is attributable to a decline in credit quality.

Due to the accounting requirements of acquired loans, certain trends and credit statistics may be impacted if such loans are included. We believe that excluding the acquired loans from the presentation of such statistics is more meaningful and representative of our ongoing operations and credit quality.

Allowance for Loan Losses. As explained in Note 1 (Summary of Significant Accounting Policies) and Note 4 (Loans and Allowance for Loan Losses) to the consolidated financial statements, the allowance for loan losses represents Management's estimate of probable credit losses inherent in the loan portfolio. This estimate is based on the current economy's impact on the timing and expected amounts of future cash flows on impaired loans, as well as historical loss experience associated with homogenous pools of loans.

Management's estimate of the allowance for the commercial portfolio could be affected by risk rating upgrades or downgrades as a result of fluctuations in the general economy, developments within a particular industry, or changes in an individual credit due to factors particular to that credit such as competition, management or business performance. A reasonably possible scenario would be an estimated 10% migration of lower risk-related pass credits to criticized status which could increase the inherent losses by $17.5 million.

For the consumer portfolio, where individual products are reviewed on a group basis or in loan pools, losses can be affected by such things as collateral value, loss severity, the economy, and other uncontrollable factors. The consumer portfolio is largely comprised of loans that are secured by primary residences and home equity lines and loans. A 10 basis point increase in the estimated loss rates on the residential mortgage and home equity line and loan portfolios would increase the inherent losses by $1.2 million. The remaining consumer portfolio inherent loss analysis includes reasonably possible scenarios with estimated loss rates increasing by 25 basis points, which would change the related inherent losses by $3.9 million.

Additionally the estimate of the allowance for loan losses for the entire portfolio may change due to modifications in the mix and level of loan balances outstanding and general economic conditions as evidenced by changes in interest rates, unemployment rates, bankruptcy filings, used car prices and real estate values. While no one factor is dominant, each has the ability to result in actual loan losses which differ from originally estimated amounts.

The information presented above demonstrates the sensitivity of the allowance to key assumptions. This sensitivity analysis does not reflect an expected outcome.

Income Taxes. Management evaluates and assesses the relative risks and appropriate tax treatment of transactions after considering statutes, regulations, judicial precedent and other information and maintains tax accruals consistent with its evaluation of these relative risks. Changes to the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by taxing authorities and changes to statutory, judicial and regulatory guidance that impact the relative risks of tax positions. These changes, when they occur, can affect deferred taxes and accrued taxes as well as the current period's income tax expense and can be material to the Corporation's operating results for any particular reporting period.

Note 11 (Federal Income Taxes) to the consolidated financial statements provides an analysis of the Corporation's income taxes.

Derivative instruments and hedging activities. In various aspects of its business, the Corporation uses derivative financial instruments to modify exposures to changes in interest rates and market prices for other financial instruments. Derivative instruments are required to be carried at fair value on the balance sheet with changes in the fair value recorded directly in earnings. To qualify for and maintain hedge accounting, the Corporation must meet formal documentation and effectiveness evaluation requirements both at the hedge's inception and on an ongoing basis. The application of the hedge accounting policy requires strict adherence to documentation and effectiveness testing requirements, judgment in the assessment of hedge effectiveness, identification of similar hedged item groupings, and measurement of changes in the fair value of hedged items. If in the future derivative financial instruments used by the Corporation no longer qualify for hedge accounting, the impact on the consolidated results of operations and reported earnings could be significant. When hedge accounting is discontinued, the Corporation would continue to carry the derivative on the balance sheet at its fair value; however, for a cash flow derivative, changes in its fair value would be recorded in earnings instead of through other comprehensive income, and for a fair value derivative, the changes in fair value of the hedged asset or liability would no longer be recorded through earnings. See also Note 1 (Summary of Significant Accounting Policies) and Note 17 (Derivative and Hedging Activities) of the consolidated financial statements.

Valuation Measurements. Valuation methodologies often involve a significant degree of judgment, particularly when there are no observable active markets for the items being valued. Investment securities, residential mortgage loans held for sale and derivatives are carried at fair value, which requires key judgments affecting how fair value for such assets and liabilities is determined. In addition, the outcomes of valuations have a direct bearing on the carrying amounts of goodwill, mortgage servicing rights, and pension and other postretirement benefit obligations. To determine the values of these assets and liabilities, as well as the extent to which related assets may be impaired, Management makes assumptions and estimates related to discount rates, asset returns, prepayment rates and other factors. The use of different discount rates or other valuation assumptions could produce significantly different results, which could affect the Corporation's results of operations.

Fair value measurement

The Corporation uses fair value measurements to record certain assets and liabilities at fair value and determine fair value disclosures. Additional information regarding fair value measurement is included in Note 16 (Fair Value Measurement) to the consolidated financial statements.

Goodwill

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. The Corporation is required to evaluate goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Corporation has elected to test for goodwill impairment as of November 30th of each year. The valuation and testing methodologies used in the Corporation's analysis of goodwill impairment are summarized in Note 1 under the heading "Goodwill and Intangible Assets" to the consolidated financial statements. The first step in testing for goodwill impairment is to determine the fair value of each reporting unit. The Corporation's reporting units for purposes of this testing are its major lines of business, Commercial, Retail and Wealth. Fair values of reporting units are estimated using a discounted cash flow analysis derived from internal earnings forecasts. The primary assumptions Management uses include earnings forecasts for five years, terminal values based on future growth rates, and discount rates that reflect the range of the Corporation's market capitalization and a control premium. Management believes that the estimates and assumptions used in the goodwill impairment analysis for its reporting units are reasonable; however, if actual results and market conditions differ from the assumptions or estimates used, the fair value of each reporting unit could change in the future. The second step of impairment testing is necessary only if the carrying amount of either reporting unit exceeds its fair value, suggesting goodwill impairment. In such a case, the Corporation would estimate a hypothetical purchase price for the reporting unit (representing the unit's fair value) and then compare that hypothetical purchase price with the fair value of the unit's net assets (excluding goodwill). Any excess of the estimated purchase price over the fair value of the reporting unit's net assets represents the implied fair value of goodwill. An impairment loss would be recognized as a charge to earnings if the carrying amount of the reporting unit's goodwill exceeds the implied fair value of goodwill. Based on the Corporation's analysis performed in the fourth quarter, the fair value of each reporting unit exceeded its carrying amount.

Mortgage Servicing Rights

When the Corporation sells mortgage loans in the secondary market, it may retain the right to service the loans sold in exchange for a servicing fee that is collected over the life of the loan as the payments are received from the borrower. Such amounts are initially capitalized as mortgage servicing rights on the Consolidated Balance Sheets at current fair value. Mortgage servicing rights are remeasured at each subsequent reporting date using the amortization method. Under the amortization method, mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income. Amortization is recorded in loan sales and servicing income. At each reporting period, mortgage servicing rights are assessed for impairment based on fair value of those rights.

The fair value of mortgage servicing rights typically rises as market interest rates increase and declines as market interest rates decrease; however, the extent to which this occurs depends in part on (1) the magnitude of changes in market interest rates, and (2) the differential between the then current market interest rates for mortgage loans and the mortgage interest rates included in the mortgage-servicing portfolio. Since sales of mortgage servicing rights tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of mortgage servicing rights. As such, like other participants in the mortgage banking business, the Corporation relies primarily on a discounted cash flow model to estimate the fair value of its mortgage servicing rights. The Corporation utilizes a third party vendor to perform the modeling to estimate the fair value of its mortgage servicing rights. The Corporation reviews the estimated fair values and assumptions used by the third party in the model on a quarterly basis. The Corporation also compares the estimates of fair value and assumptions to recent market activity and against its own experience.

Prepayment Speeds: Generally, when market interest rates decline and other factors favorable to prepayments occur there is a corresponding increase in prepayments as customers refinance existing mortgages under more favorable interest rate terms. When a mortgage loan is prepaid the anticipated cash flows associated with servicing that loan are terminated, resulting in a reduction of the fair value of the capitalized mortgage servicing rights. To the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments and could result in significant earnings volatility. To estimate prepayment speeds, the Corporation utilizes a third-party prepayment model, which is based upon statistically derived data linked to certain key principal indicators involving historical borrower prepayment activity associated with mortgage loans in the secondary market, current market interest rates and other factors, including the Corporation's own historical prepayment experience. For purposes of model valuation, estimates are made for each product type within the mortgage servicing rights portfolio on a monthly basis.

Discount Rate: Represents the rate at which expected cash flows are discounted to arrive at the net present value of servicing income. Discount rates will change with market conditions (i.e., supply vs. demand) and be reflective of the yields expected to be earned by market participants investing in mortgage servicing rights.

Cost to Service: Expected costs to service are estimated based upon the incremental costs that a market participant would use in evaluating the potential acquisition of mortgage servicing rights.

Float Income: Estimated float income is driven by expected float balances (principal, interest and escrow payments that are held pending remittance to the investor or other third party) and current market interest rates, including the six month average of the three-month London Inter-Bank Offered Rate ("LIBOR") index, which are updated on a monthly basis for purposes of estimating the fair value of mortgage servicing rights.

Additional information pertaining to the accounting for mortgage servicing rights is included in Note 6 (Mortgage Servicing Rights and Mortgage Servicing Activity) to the consolidated financial statements.

Pension and other postretirement benefits

The Corporation sponsors several qualified and nonqualified pension and other postretirement benefit plans for certain of its employees. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. Key factors include assumptions about the expected rates of return on plan assets, discount rates, and health care cost trend rates, as determined by the Corporation, within certain guidelines. The Corporation considers market conditions, including changes in investment returns and interest rates, in making these assumptions.

The Corporation's pension administrative committee ("Committee") has developed a "Statement of Investment Policies and Objectives" ("Statement") to assist FirstMerit and the investment managers of the pension plan in effectively supervising and managing the assets of the pension plan. The investment philosophy contained in the Statement sets the investment time horizon as long term and the risk tolerance level as slightly above average while requiring diversification among several asset classes and securities. Without sacrificing returns, or increasing risk, the Statement recommends a limited number of investment manager relationships and permits both separate accounts and commingled investments vehicles. Based on the demographics, actuarial/funding situation, business and financial characteristics and risk preference, the Statement defines that the pension fund as a total return investor return and accordingly current income is not a key goal of the plan.

The pension asset allocation policy has set guidelines based on the plan's objectives, characteristics of the pension liabilities, industry practices, the current market environment, and practical investment issues. The Committee has decided to investment in traditional (i.e., publicly traded securities) and not alternative asset classes (e.g., private equity, hedge funds, real estate, etc.) at this time.

Assumed discount rates reflect the time value of money as of the measurement date in determining the present value of future cash outflows for pension and postretirement benefit payments. The objective of setting a discount rate is to establish an obligation for postretirement benefits equivalent to an amount that, if invested in high-quality fixed income securities, would provide the necessary future cash flows to pay the pension and postretirement benefits when due. Assumed discount rates are reevaluated at each measurement date. If the general level of interest rates rises or declines, the assumed discount rates will change in a similar manner.

The method used to estimate the discount rate can be changed if facts and circumstances indicate that a different method would result in a better estimate of the discount rate. As of December 31, 2009 cash flows specific to each plan along with the Hewitt Top Quartile yield curve ("Hewitt Yield Curve") were used by the Corporation as the basis for estimating the discount rate. The Hewitt Yield Curve provides the best estimate of cash flows from investment in high-quality fixed income securities to be used to pay the Corporation's pension and postretirement benefits when due. Prior to 2008, the Corporation established the discount rate using the Moody's Aa Corporate Bond Rate ("Moody's Rate"). Due to the significant decline in the percentage of all bond issues of at least Aa quality over the past several years, Moody's Rate no longer provides the best estimate of cash flows from investment in high-quality fixed income securities

The primary assumptions used in determining the Corporation's pension and postretirement benefit obligations and related expenses are presented in Note 12 (Benefit Plans) to the consolidated financial statements. The actuarial assumptions used by the Corporation may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. While the Corporation believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions might materially affect the Corporation's financial position or results of operations.

Forward-Looking Statements — Safe Harbor Statement

Information in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section within this report, which is not historical or factual in nature, and which relates to expectations for future shifts in loan portfolio to consumer and commercial loans, increase in core deposits base, allowance for loan losses, demands for the Corporation's services and products, future services and products to be offered, increased numbers of customers, and like items, constitute forward-looking statements that involve a number of risks and uncertainties. The following factors are among the factors that could cause actual results to differ materially from the forward-looking statements: general economic conditions, including their impact on capital expenditures; business conditions in the banking industry; the regulatory environment; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition with regional and national financial institutions; new service and product offerings by competitors and price pressures; and like items.

The Corporation cautions that any forward-looking statements contained in this report, in a report incorporated by reference to this report, or made by management of FirstMerit in this report, in other reports and filings, in press releases and in oral statements, involve risks and uncertainties and are subject to change based upon the factors listed above and like items. Actual results could differ materially from those expressed or implied, and therefore the forward-looking statements should be considered in light of these factors. The Corporation may from time to time issue other forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information presented in the "Market Risk Management" section at pages 37 — 39 under Item 7 of this Annual Report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONSOLIDATED BALANCE SHEETS

FIRSTMERIT CORPORATION AND SUBSIDIARIES

	December 31, 2009	December 31, 2008
	(In thousands)	
ASSETS		
Cash and due from banks	$ 161,033	$ 178,406
Investment securities		
Held- to- maturity	50,686	30,266
Available-for- sale	2,565,943	2,614,575
Other investments	128,209	128,007
Loans held for sale	16,828	11,141
Loans:		
Commercial loans	4,066,522	4,352,730
Mortgage loans	463,416	547,125
Installment loans	1,425,373	1,574,587
Home equity loans	753,112	733,832
Credit card loans	153,525	149,745
Leases	61,541	67,594
Total loans	6,923,489	7,425,613
Allowance for loan losses	(115,092)	(103,757)
Net loans	6,808,397	7,321,856
Premises and equipment, net	125,205	133,184
Goodwill	139,598	139,245
Other intangible assets	1,158	1,403
Accrued interest receivable and other assets	542,845	541,943
Total assets	$10,539,902	$11,100,026
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Demand-non-interest bearing	$ 2,069,921	$ 1,637,534
Demand-interest bearing	677,448	666,615
Savings and money market accounts	3,408,109	2,512,331
Certificates and other time deposits	1,360,318	2,781,199
Total deposits	7,515,796	7,597,679
Federal funds purchased and securities sold under agreements to repurchase	996,345	921,390
Wholesale borrowings	740,105	1,344,195
Accrued taxes, expenses and other liabilities	222,029	298,919
Total liabilities	9,474,275	10,162,183
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, without par value: authorized and unissued 7,000,000 shares	—	—
Preferred stock, Series A, without par value: designated 800,000 shares; none outstanding	—	—
Convertible preferred stock, Series B, without par value: designated 220,000 shares; none outstanding	—	—
Common stock, without par value; authorized 300,000,000 shares; issued 93,633,871 and 92,026,350 at December 31, 2009 and 2008, respectively	127,937	127,937
Capital surplus	88,573	94,802
Accumulated other comprehensive loss	(25,459)	(54,080)
Retained earnings	1,043,625	1,053,435
Treasury stock, at cost, 6,629,995 and 11,066,108 shares, at December 31, 2009 and 2008, respectively	(169,049)	(284,251)
Total shareholders' equity	1,065,627	937,843
Total liabilities and shareholders' equity	$10,539,902	$11,100,026

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FIRSTMERIT CORPORATION AND SUBSIDIARIES

	Years Ended December 31,		
	2009	2008	2007
	(In thousands except per share data)		
Interest income:			
Interest and fees on loans, including loans held for sale	$340,236	$436,194	$524,103
Interest and dividends on investment securities and federal funds sold	119,291	117,632	112,891
Total interest income	459,527	553,826	636,994
Interest expense:			
Interest on deposits:			
Demand-interest bearing	600	2,514	6,824
Savings and money market accounts	23,472	29,839	54,166
Certificates and other time deposits	54,610	105,853	146,559
Interest on securities sold under agreements to repurchase	4,764	31,857	71,298
Interest on wholesale borrowings	27,317	27,574	20,601
Total interest expense	110,763	197,637	299,448
Net interest income	348,764	356,189	337,546
Provision for loan losses	98,433	58,603	30,835
Net interest income after provision for loan losses	250,331	297,586	306,711
Other income:			
Trust department income	20,683	22,127	23,245
Service charges on deposits	63,366	62,862	67,374
Credit card fees	46,512	47,054	46,502
ATM and other service fees	11,110	10,894	12,621
Bank owned life insurance income	13,740	12,008	13,476
Investment services and insurance	10,008	10,503	11,241
Investment securities gains, net	6,037	2,126	1,123
Loan sales and servicing income	12,954	6,940	10,311
Gain on Visa Inc.	—	13,666	—
Gain on post medical retirement curtailment	9,543	—	—
Other operating income	16,348	13,256	11,030
Total other income	210,301	201,436	196,923
Other expenses:			
Salaries, wages, pension and employee benefits	175,906	179,463	170,457
Net occupancy expense	24,099	24,649	25,679
Equipment expense	24,301	24,137	25,401
Stationery, supplies and postage	8,907	9,372	9,436
Bankcard, loan processing and other costs	31,467	29,456	29,781
Professional services	16,414	11,695	15,865
Amortization of intangibles	347	573	889
Other operating expense	71,376	51,288	52,718
Total other expenses	352,817	330,633	330,226
Income before federal income taxes	107,815	168,389	173,408
Federal income taxes	25,645	48,904	50,381
Net income	82,170	119,485	123,027
Other comprehensive income (loss), net of taxes:			
Unrealized securities' holding gains, net of taxes	38,994	10,808	22,716
Unrealized hedging gain (loss), net of taxes	(94)	1,342	(1,249)
Minimum pension liability adjustment, net of taxes during period	(6,355)	(21,763)	15,686
Less: reclassification adjustment for securities' gains realized in net income, net of taxes	3,924	1,382	730
Total other comprehensive (loss) gain, net of taxes	28,621	(10,995)	36,423
Comprehensive income	$110,791	$108,490	$159,450
Net income applicable to common shares	$ 75,799	$119,485	$123,027
Net income used in diluted EPS calculation	$ 75,799	$119,490	$123,043
Weighted average number of common shares outstanding — basic	84,678	82,060	81,593
Weighted average number of common shares outstanding — diluted	84,686	82,097	81,731
Basic earnings per share*	$ 0.90	$ 1.46	$ 1.51
Diluted earnings per share*	$ 0.90	$ 1.46	$ 1.51
Stock dividend per share	0.73%	—	—
Dividend per share	$ 0.77	$ 1.16	$ 1.16

* Average outstanding shares and per share data restated to reflect the effect of stock dividends declared April 28, 2009 and August 20, 2009.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FIRSTMERIT CORPORATION AND SUBSIDIARIES

	Preferred Stock	Common Stock	Common Stock Warrant	Capital Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 2006	$ —	$127,937	$ —	$106,916	$(79,508)	$ 998,079	$(307,313)	$ 846,111
Net income	—	—	—	—	—	123,027	—	123,027
Cash dividends — common stock ($1.16 per share)	—	—	—	—	—	(93,331)	—	(93,331)
Options exercised (160,235 shares)	—	—	—	(718)	—	—	4,172	3,454
Nonvested (restricted) shares granted (296,150 shares)	—	—	—	(7,783)	—	—	7,334	(449)
Debentures converted (4,545 shares)	—	—	—	(71)	—	—	111	40
Treasury shares purchased (91,709 shares)	—	—	—	1,844	—	—	(2,077)	(233)
Deferred compensation trust (80,629 shares)	—	—	—	(2,095)	—	—	2,095	—
Share-based compensation	—	—	—	1,935	—	—	—	1,935
Net unrealized gains on investment securities, net of taxes	—	—	—	—	21,986	—	—	21,986
Unrealized hedging loss, net of taxes	—	—	—	—	(1,249)	—	—	(1,249)
Minimum pension liability adjustment, net of taxes	—	—	—	—	15,686	—	—	15,686
Balance at December 31, 2007	$ —	$127,937	$ —	$100,028	$(43,085)	$1,027,775	$(295,678)	$ 916,977
Net income	—	—	—	—	—	119,485	—	119,485
Cash dividends — common stock ($1.16 per share)	—	—	—	—	—	(93,825)	—	(93,825)
Options exercised (126,359 shares)	—	—	—	(966)	—	—	3,041	2,075
Nonvested (restricted) shares granted (409,903 shares)	—	—	—	(10,183)	—	—	10,186	3
Debentures converted (2,841 shares)	—	—	—	(38)	—	—	63	25
Treasury shares purchased (61,329 shares)	—	—	—	584	—	—	(1,331)	(747)
Deferred compensation trust (29,013 shares)	—	—	—	532	—	—	(532)	—
Share-based compensation	—	—	—	4,845	—	—	—	4,845
Net unrealized gains on investment securities, net of taxes	—	—	—	—	9,426	—	—	9,426
Unrealized hedging gain, net of taxes	—	—	—	—	1,342	—	—	1,342
Minimum pension liability adjustment, net of taxes	—	—	—	—	(21,763)	—	—	(21,763)
Balance at December 31, 2008	$ —	$127,937	$ —	$ 94,802	$(54,080)	$1,053,435	$(284,251)	$ 937,843
Net income	—	—	—	—	—	82,170	—	82,170
Cash dividends — preferred stock	—	—	—	—	—	(1,789)	—	(1,789)
Cash dividends — common stock ($0.77 per share)	—	—	—	—	—	(63,891)	—	(63,891)
Stock dividend	—	—	—	5,765	—	(21,718)	15,953	—
Options exercised (156,445 shares)	—	—	—	(1,022)	—	—	3,961	2,939
Nonvested (restricted) shares granted (554,258 shares)	—	—	—	(13,590)	—	—	13,587	(3)
Treasury shares purchased (153,923 shares)	—	—	—	1,285	—	—	(3,043)	(1,758)
Deferred compensation trust (22,730 shares)	—	—	—	(227)	—	—	227	—
Share-based compensation	—	—	—	7,429	—	—	—	7,429
Issuance of common stock (3,267,751 shares)	—	—	—	(4,991)	—	—	84,517	79,526
Issuance of Fixed-Rate Cumulative Perpetual Preferred Stock	120,622	—	4,582	(435)	—	(204)	—	124,565
Redemption of Fixed-Rate Cumulative Perpetual Preferred Stock	(120,622)	—	—	—	—	(4,378)	—	(125,000)
Repurchase of warrants	—	—	(4,582)	(443)	—	—	—	(5,025)
Net unrealized gains on investment securities, net of taxes	—	—	—	—	35,070	—	—	35,070
Unrealized hedging gain, net of taxes	—	—	—	—	(94)	—	—	(94)
Minimum pension liability adjustment, net of taxes	—	—	—	—	(6,355)	—	—	(6,355)
Balance at December 31, 2009	$ —	$127,937	$ —	$ 88,573	$(25,459)	$1,043,625	$(169,049)	$ 1,065,627

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FIRSTMERIT CORPORATION AND SUBSIDIARIES

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Operating Activities			
Net income	$ 82,170	$ 119,485	$ 123,027
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	98,433	58,603	30,835
Provision for depreciation and amortization	19,495	18,711	15,298
Amortization of investment securities premiums, net	5,144	1,041	717
Accretion of income for lease financing	(3,432)	(4,034)	(4,257)
Gains on sales of investment securities, net	(6,037)	(2,126)	(1,123)
Deferred federal income taxes	7,117	(11,248)	3,564
Decrease in interest receivable	3,207	6,309	8,764
(Decrease) increase in interest payable	(17,682)	(12,529)	427
Originations of loans held for sale	(511,416)	(287,803)	(261,165)
Proceeds from sales of loans, primarily mortgage loans sold in the secondary mortgage markets	509,683	291,401	257,780
(Gains) losses on sales of loans, net	(3,954)	923	668
Post medical retirement curtailment	(9,543)	—	—
(Increase) decrease in other real estate and other property	(4,005)	505	3,986
(Increase) decrease in other prepaid assets	(44,560)	1,767	245
(Decrease) increase in accounts payable	(18,802)	5,439	429
Increase in bank owned life insurance	(10,655)	(12,007)	(11,689)
Amortization of intangible assets	347	573	889
Other changes	(5,575)	19,617	2,256
NET CASH PROVIDED BY OPERATING ACTIVITIES	89,935	194,627	170,651
Investing Activities			
Dispositions of investment securities:			
Available-for-sale — sales	286,946	171,392	261,239
Available-for-sale — maturities	658,771	532,115	668,741
Purchases of investment securities available-for-sale	(833,503)	(987,937)	(985,810)
Purchases of ABL loans	(92,885)	—	—
Net decrease (increase) in loans and leases, except sales	485,898	(395,555)	(73,652)
Purchases of premises and equipment	(11,609)	(21,873)	(15,342)
Sales of premises and equipment	93	447	3,852
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	493,711	(701,411)	(140,972)
Financing Activities			
Net increase (decrease) in demand accounts	443,220	93,703	(44,222)
Net increase in savings and money market accounts	895,778	217,184	27,461
Net decrease in certificates and other time deposits	(1,420,881)	(44,947)	(150,421)
Net increase (decrease) in securities sold under agreements to repurchase	74,955	(334,690)	(5,741)
Net (decrease) increase in wholesale borrowings	(604,090)	639,074	240,894
Proceeds from issuance of preferred stock	125,000	—	—
Repurchase of preferred stock	(125,000)	—	—
Repurchase of common stock warrant	(5,025)	—	—
Proceeds from issuance of common stock	79,526	—	—
Cash dividends — preferred	(1,789)	—	—
Cash dividends — common	(63,891)	(93,825)	(93,331)
Purchase of treasury shares	(1,758)	(747)	(233)
Proceeds from exercise of stock options, conversion of debentures or conversion of preferred stock	2,936	2,103	3,045
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES	(601,019)	477,855	(22,548)
(Decrease) increase in cash and cash equivalents	(17,373)	(28,929)	7,131
Cash and cash equivalents at beginning of year	178,406	207,335	200,204
Cash and cash equivalents at end of year	$ 161,033	$ 178,406	$ 207,335
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:			
Cash paid during the year for:			
Interest, net of amounts capitalized	$ 62,727	$ 102,111	$ 167,124
Federal income taxes	$ 21,699	$ 53,603	$ 47,635

The accompanying notes are an integral part of the consolidated financial statements.

FIRSTMERIT CORPORATION AND SUBSIDARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Dollars in thousands)

FirstMerit Corporation and subsidiaries is a diversified financial services company headquartered in Akron, Ohio with 160 banking offices in 25 Ohio and Western Pennsylvania counties. The Corporation provides a complete range of banking and other financial services to consumers and businesses through its core operations.

1. Summary of Significant Accounting Policies

The accounting and reporting policies of FirstMerit Corporation and its subsidiaries (the "Corporation") conform to generally accepted accounting principles ("GAAP") in the United States of America and to general practices within the financial services industry. Effective July 1, 2009, the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") became the single source of authoritative nongovernmental GAAP. Other than resolving certain minor inconsistencies in current GAAP, the ASC is not intended to change GAAP, but rather to make it easier to review and research GAAP applicable to a particular transaction or specific accounting issue. Technical references to GAAP included in these Notes To Consolidated Financial Statements are provided under the new ASC structure.

All material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements. The consolidated financial statements of the Corporation as of December 31, 2009 and 2008 are not necessarily indicative of the results that may be achieved for any future period.

The following is a description of the Corporation's significant accounting policies.

(a) Principles of Consolidation

The consolidated financial statements of the Corporation include the accounts of FirstMerit Corporation (the "Parent Company") and its subsidiaries: FirstMerit Bank, N.A., Citizens Savings Corporation of Stark County, FirstMerit Capital Trust I, FirstMerit Community Development Corporation, FirstMerit Risk Management, Inc., and FMT, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements are in conformity with GAAP and prevailing practices within the financial services industry. Management must make certain estimates and assumptions that affect the amounts reported in the financial statements and related notes. If these estimates prove to be inaccurate, actual results could differ from those reported.

(c) Business Combinations

Assets acquired and liabilities assumed in a business combination are accounted for at fair value on the date of acquisition. Costs related to the acquisition are expensed as incurred.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash due from banks and checks in the process of collection.

(e) Investment Securities

Debt and equity securities can be classified as held-to-maturity, available-for-sale or trading. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Corporation has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Available-for-sale securities at stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of other comprehensive income (loss) in shareholder's equity.

The amortization of premiums, accretion of discounts, interest and dividends are included in interest and dividends on investment securities and federal funds sold. Realized gains or losses on the sales of investment securities are based on amortized cost of the security sold using the specific identification method.

Investment securities are reviewed at least quarterly for impairment in fair value. An unrealized loss exists when the current fair value of an individual security is less than its amortized basis. If the Corporation intends to sell the security in an unrealized loss position or it is more likely than not that the Corporation will be required to sell the security in an unrealized loss position before recovery of its amortized basis, an other-than-temporary ("OTTI") loss is recognized in income. For securities in an unrealized loss position which the Corporation does not intend to sell, any impairment associated with a credit loss is recognized in income. The portion of the unrealized loss relating to other factors, such as liquidity conditions in the market or changes in market interest rates, is recorded in accumulated other comprehensive income (loss). Equity securities are evaluated to determine whether the unrealized loss is expected to be recoverable based on whether evidence exists to support a realizable value equal to or greater than the amortized cost basis. If it is probable that the Corporation will not recover the amortized cost basis, taking into consideration the estimated recovery period and its ability to hold the equity security until recovery, an OTTI loss is recognized in income.

Other investments include Federal Home Loan Bank ("FHLB") and Federal Reserve Bank ("FRB") stock. FHLB and FRB stock are carried at cost and evaluated for impairment based on the ultimate recoverability of the par value. Cash and stock dividends received on the stock are reported as interest income.

(f) Loans and Loan Income

Loans originated for investment are stated at their principal amount outstanding, net of unearned income, and interest income is recognized on an accrual basis. Accrued interest is presented separately in the balance sheet, except for accrued interest on credit card loans, which is included in the outstanding loan balance. Interest income on loans is accrued on the principal outstanding primarily using the "simple-interest" method. Loan origination fees and certain direct costs incurred to extend credit are deferred and amortized over the term of the loan and loan commitment period as an adjustment. Interest is not accrued on loans where collectability is uncertain. Loan commitment fees are generally deferred and amortized into other (noninterest) income on an effective interest basis over the commitment period. Unearned premiums and discounts on consumer loans are recognized using the effective interest method.

(g) Loans Held for Sale

Loans originated for resale are included in loans held for sale in the consolidated financial statements. Effective August 1, 2008, the Corporation elected the fair value option, on a prospective basis, for newly originated conforming fixed-rate and adjustable-rate first mortgage loans held for sale. Prior to this, residential mortgage loans had been recorded at the lower of cost or market value. Changes in the fair value of these loans are recognized in income. For mortgage loans originated for sale for which the fair value option is elected, loan origination fees are recorded when earned and related direct loan origination costs are recognized when incurred. Upon their sale, differences between carrying value and sales proceeds realized are recorded to loan sales and servicing income.

The details of the fair value election for residential mortgage loans held for sale and a discussion of the valuation methodology applied to the Corporation's loans held for sale are described in Note 16 (Fair Value Measurement) to the consolidated financial statements.

In June 2008, the Corporation transferred $31.7 million of student loans from held-for-sale status to the held-for-maturity loan portfolio within installment loans. The secondary markets for these loans had been adversely affected by market liquidity issues, prompting the Corporation's decision to move them to a held-for-maturity classification. While classified as held-for-sale these loans were valued at the lower of cost or market and were transferred at cost, the lower value. An allowance for loans losses was established at the time of transfer.

(h) Nonperforming Loans

With the exception of certain commercial, credit card and mortgage loans, loans and leases on which payments are past due for 90 days are placed on nonaccrual status, unless those loans are in the process of collection and, in Management's opinion, are fully secured. Credit card loans on which payments are past due for 120 days are placed on nonaccrual status unless those loans are in the process of collection and in Management's opinion are fully secured. Interest on mortgage loans is accrued until Management deems it uncollectible based upon the specific identification method. Loans are generally written off when deemed uncollectible or when they reach a predetermined number of days past due depending upon loan product, terms, and other factors. When a loan is placed on nonaccrual status, interest deemed uncollectible which had been accrued in prior years is charged against the allowance for loan losses and interest deemed uncollectible accrued in the current year is reversed against interest income. A loan is returned to accrual status when principal and interest are no longer past due and collectability is probable. Restructured loans are those on which concessions in terms have been made as a result of deterioration in a borrower's financial condition. Under the Corporation's credit policies and practices, individually impaired loans include all nonaccrual and restructured commercial, agricultural, construction, and commercial real estate loans, but exclude certain aggregated consumer loans, mortgage loans, and leases classified as nonaccrual. Loan impairment for all loans is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical alternative, at the observable market price of the loan, or the fair value of the collateral if the loan is collateral dependent.

(i) Allowance for Loan Losses

The allowance for loan losses is Management's estimate of the amount of probable credit losses inherent in the portfolio at the balance sheet date. The Corporation determines the allowance for loan losses based on an on-going evaluation. This evaluation is inherently subjective, and is based upon significant judgments and estimates, including the amounts and timing of cash flows expected to be received on impaired loans that may be susceptible to significant change. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Loans deemed uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

The Corporation's allowance for loan losses is the accumulation of various components calculated based on independent methodologies. Management's estimate of each component of the allowance for loan losses is based on certain observable data Management believes is the most reflective of the underlying loan losses being estimated. Changes in the amount of each component of the allowance for loan losses are directionally consistent with changes in the observable data and corresponding analyses. Refer to Note 4 to the consolidated financial statements for further discussion and description of the individual components of the allowance for loan losses.

A key element of the methodology for determining the allowance for loan losses is the Corporation's credit-risk grading of individual commercial loans. Loans are assigned credit-risk grades based on an internal assessment of conditions that affect a borrower's ability to meet its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower's current financial information, historical payment experience, credit documentation, public information, and other information specific to each individual borrower. Certain commercial loans are reviewed on an annual, quarterly or rotational basis or as Management become aware of information affecting a borrower's ability to fulfill its obligation.

The provision for loan losses charged to operating expenses is determined based on Management's evaluation of the loan portfolio and the adequacy of the allowance for loan losses under current economic conditions and such other factors, which, in Management's judgment, require current recognition.

(j) Equipment Lease Financing

The Corporation leases equipment to customers on both a direct and leveraged lease basis. The net investment in financing leases includes the aggregate amount of lease payments to be received and the estimated residual values of the equipment, less unearned income and non-recourse debt pertaining to leveraged leases. Income from lease financing is recognized over the lives of the leases on an approximate level rate of return on the unrecovered investment. The residual value represents the estimated fair value of the leased asset at the end of the lease term. Unguaranteed residual values of leased assets are reviewed at least annually for impairment. Declines in residual values judged to be other-than-temporary are recognized in earnings in the period such determinations are made.

(k) Mortgage Servicing Rights

The Corporation periodically sells residential real estate loans while retaining the obligation to perform the servicing of such loans. Whenever the Corporation undertakes an obligation to service such loans, Management assesses whether a servicing asset or liability should be recognized. A servicing asset is recognized whenever the compensation for servicing is expected to exceed current market servicing prices. Likewise, a servicing liability would be recognized in the event that servicing fees to be received are not expected to adequately compensate the Corporation for its expected cost. Servicing assets associated with retained mortgage servicing rights are presented within other assets on the balance sheet. The Corporation does not presently have any servicing liabilities.

All separately recognized servicing assets and liabilities are initially valued at fair value. Mortgage servicing rights do not trade in an active open market with readily observable market prices. Although sales of mortgage servicing rights do occur, the exact terms and conditions may not be available. As a result, mortgage servicing rights are established and valued at fair value estimated using discounted cash flow modeling techniques which require management to make assumptions regarding future net servicing income, adjusted for such factors as net servicing income, discount rate and prepayments. The primary assumptions used in determining the current fair value of the Corporation's mortgage servicing rights as well as a sensitivity analysis are presented in Note 6 (Mortgage Servicing Rights) to the consolidated financial statements.

Servicing assets and liabilities are remeasured at each subsequent reporting date using one of two methods: amortization over the servicing period or measurement at fair value. The Corporation has elected to subsequently remeasure servicing assets using the amortization method. Under the amortization method, servicing assets or liabilities are amortized in proportion to, and over the period of, estimated net servicing income. Amortization is recorded in loan sales and servicing income.

At each reporting period, mortgage servicing rights are assessed for impairment based on fair value of those rights on a stratum-by-stratum basis. The Corporation stratifies its servicing rights portfolio into tranches based on loan type and interest rate, the predominant risk characteristics of the underlying loans. Any impairment is recognized through a valuation allowance for each impaired stratum through a charge to income. Increases in the fair value of impaired mortgage servicing rights are recognized only up to the amount of the previously recognized valuation allowance.

The Corporation also reviews mortgage servicing rights for other-than-temporary impairment each quarter and recognizes a direct write-down when the recoverability of a recorded allowance for impairment is determined to be remote. Unlike an allowance for impairment, a direct write-down permanently reduces the unamortized cost of the mortgage servicing right and the allowance for impairment.

The Corporation generally records loan administration fees for servicing loans for investors on the accrual basis of accounting. Servicing fees and late fees related to delinquent loan payments are also recorded on the accrual basis of accounting.

(l) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line and declining-balance methods over the estimated useful lives of the assets. Amortization of leasehold improvements is computed on the straight-line method based on related lease terms or the estimated useful lives of the assets, whichever is shorter.

(m) Goodwill and Intangible Assets

Goodwill represents the amount by which the cost of net assets acquired in a business combination exceeds their fair value. Other intangible assets represent the present value of the future stream of income to be derived from the purchase of core deposits. Other intangible assets are amortized on a straight-line basis over their estimated useful lives. Goodwill and other intangible assets deemed to have indefinite lives are not amortized.

Goodwill is evaluated for impairment on an annual basis at November 30th of each year or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Corporation's reporting units for purposes of this testing are its major lines of business: Commercial, Retail, and Wealth. The goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step in impairment testing is to estimate the fair value of each reporting unit based on valuation techniques including a discounted cash flow model with revenue and profit forecasts and comparing those estimated fair values with the carrying values, which includes the allocated goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill impairment may be indicated and a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of a reporting unit's "implied fair value" of goodwill requires the Corporation to allocate fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value. An impairment loss would be recognized as a charge to earnings to the extent the carrying amount of the reporting unit's goodwill exceeds the implied fair value of goodwill.

(n) Other Real Estate Owned

Other real estate owned is included in other assets in the consolidated balance sheets and is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure, and loans classified as in-substance foreclosure. Other real estate owned is recorded at the lower of the recorded investment in the loan at the time of acquisition or the fair value of the underlying property collateral, less estimated selling costs. Any write-down in the carrying value of a property at the time of acquisition is charged to the allowance for loan losses. Any subsequent write-downs to reflect current fair market value, as well as gains and losses on disposition and revenues and expenses incurred in maintaining such properties, are treated as period costs. Other real estate owned also includes bank premises formerly but no longer used for banking. Banking premises are transferred at the lower of carrying value or estimated fair value, less estimated selling costs.

(o) Derivative Instruments and Hedging Activities

The Corporation uses interest rate swaps, interest rate lock commitments and forward contracts sold to hedge interest rate risk for asset and liability management purposes. All derivatives are recorded as either other assets or other liabilities measured at fair value on the balance sheet. Accounting for changes in fair value (i.e., gains or losses) of derivatives differs depending on whether the derivative has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For derivatives that are not designated as hedging instruments, the gain or loss is recognized immediately in other operating income. A derivative that is designated and qualifies as a hedging instrument must be designated a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. The Corporation does not have any derivatives that hedge net investments in foreign operations.

Effectiveness measures the extent to which changes in the fair value of a derivative instrument offset changes in the fair value of the hedged item. If the relationship between the change in the fair value of the derivative instrument and the fair value of the hedged item falls within a range considered to be the industry norm, the hedge is considered "highly effective" and qualifies for hedge accounting. A hedge is "ineffective" if the offsetting difference between the fair values falls outside the acceptable range.

A fair value hedge is used to limit exposure to changes in the fair value of existing assets, liabilities and firm commitments caused by changes in interest rates or other economic factors. The Corporation recognizes the gain or loss on these derivatives, as well as the related gain or loss on the underlying hedged item, in other operating income during the period in which the fair value changes. If a hedge is perfectly effective, the change in the fair value of the hedged item will be offset, resulting in no net effect on earnings.

A cash flow hedge is used to minimize the variability of future cash flows that is caused by changes in interest rates or other economic factors. The effective portion of a gain or loss on any cash flow hedge is reported as a component of "accumulated other comprehensive income (loss)" and reclassified into other operating income in the same period or periods that the hedged transaction affects earnings. Any ineffective portion of the derivative gain or loss is recognized in other operating income during the current period.

In December 2009, the Corporation corrected an error in hedge accounting for a portfolio of interest rate swaps associated with fixed-rate commercial loans recorded in prior periods. The Corporation assessed the materiality of the error in accordance with Staff Accounting Bulletin ("SAB") No. 108 and concluded the error was not material, either individually or in the aggregate, to the results of operations of any prior period or for the year ending December 31, 2009, to trends for those periods affected, or to a fair presentation of the Corporation's financial statements for those periods. Accordingly, results for prior periods have not been restated. Instead, the Corporation increased other expenses and reduced the commercial loans balance by $3.9 million to correct this error in the fourth quarter. In addition, this portfolio of interest rate swaps was terminated in January 2010.

(p) Federal Income Taxes

The Corporation follows the asset and liability method of accounting for income taxes. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect of a change in tax rates is recognized in income in the period of the enactment date. Additional information regarding income taxes is included in Note 11 (Federal Income Taxes) to the consolidated financial statements.

(q) Treasury Stock

Treasury stock is accounted for using the cost method in which reacquired shares reduce outstanding common stock and capital surplus.

(r) Per Share Data

Basic earnings per share is computed by dividing net income less preferred stock dividends by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income plus interest on convertible bonds by the weighted average number of common shares plus common stock equivalents computed using the Treasury Share method. All earnings per share disclosures appearing in these financial statements, related notes and management's discussion and analysis, are computed assuming dilution unless otherwise indicated. The Corporation's earnings per share calculations are illustrated in Note 19 (Earnings per Share) to the consolidated financial statements.

(s) Trust Department Assets and Income

Property held by the Corporation in a fiduciary or other capacity for trust customers is not included in the accompanying consolidated financial statements, since such items are not assets of the Corporation. Trust department income is reported on the accrual basis of accounting.

(t) Share-Based Compensation

The Corporation's stock based compensation plans are described in detail in Note 13 (Share-Based Compensation) to the consolidated financial statements. Compensation expense is recognized at fair value for stock options and unvested (restricted) stock awards issued to employees. A Black Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation's common shares at the date of grant is used to estimate the fair value of unvested (restricted) stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards and as the unvested period for nonvested (restricted) stock awards. Certain of the Corporation's share-based awards contain terms that provide for a graded vesting schedule whereby portions of the award vest in increments over the requisite service period. The Corporation recognizes compensation expense for awards with graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

(u) Pension and Other Postretirement Plans

The overfunded or underfunded status of defined benefit plans are recognized as an asset or liability, respectively, in the statements of financial position. Changes in the funded status are recognized as a component of comprehensive income in the year in which the changes occur.

(v) Fair Value Measurement

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between market participants. It represents an exit price at the measurement date. Market participants are buyers and sellers, who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value. The Corporation values its assets and liabilities in the principal market where it sells the particular asset or transfers the liability with the greatest volume and level of activity. In the absence of a principal market, the valuation is based on the most advantageous market for the asset or liability (i.e., the market where the asset could be sold or the liability transferred at a price that maximizes the amount to be received for the asset or minimizes the amount to be paid to transfer the liability).

In measuring the fair value of an asset, the Corporation assumes the highest and best use of the asset by a market participant to maximize the value of the asset, and does not consider the intended use of the asset.

When measuring the fair value of a liability, the Corporation assumes that the nonperformance risk associated with the liability is the same before and after the transfer. Nonperformance risk is the risk that an obligation will not be satisfied and encompasses not only the Corporation's own credit risk (i.e., the risk that the Corporation will fail to meet its obligation), but also other risks such as settlement risk. The Corporation considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

There are three acceptable valuation techniques that can be used to measure fair value: the market approach, the income approach and the cost approach. Selection of the appropriate technique for valuing a particular asset or liability takes into consideration the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, determination of the appropriate valuation method requires significant judgment, and sufficient knowledge and expertise are required to apply the valuation techniques.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability using one of the three valuation techniques. Inputs can be observable or unobservable. Observable inputs are those assumptions which market participants would use in pricing the particular asset or liability. These inputs are based on market data and are obtained from a source independent of the Corporation. Unobservable inputs are assumptions based on the Corporation's own information or estimate of assumptions used by market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date. All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy which gives the highest ranking to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (i) quoted prices for similar assets; (ii) observable inputs for the asset or liability, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Corporation considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability.

Assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly (i.e., daily, weekly, monthly or quarterly). Recurring valuation occurs at a minimum on the measurement date. Assets and liabilities are considered to be fair valued on a nonrecurring basis if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheet. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements which require assets or liabilities to be assessed for impairment or recorded at the lower of cost or fair value. The fair value of assets or liabilities transferred in or out of Level 3 is measured on the transfer date, with any additional changes in fair value subsequent to the transfer considered to be realized or unrealized gains or losses.

Additional information regarding fair value measurements is provided in Note 16 (Fair Value Measurement) to the consolidated financial statements.

(w) Reclassifications

Certain reclassifications of prior years' amounts have been made to conform to current year presentation. Such reclassifications had no effect on net earnings.

(x) Recently Adopted and Issued Accounting Standards

The following section discusses new accounting policies that were adopted by the Corporation during 2009 and the expected impact of accounting standards recently issued but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations, or liquidity, the impacts are discussed in the applicable Notes to the Consolidated Financial Statements as referenced below.

FASB ASC Topic 260, Earnings Per Share. Effective January 1, 2009, the accounting and reporting standards for earnings per share were amended. This amendment clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities and should be included in the calculation of basic earnings per share using the two-class method prescribed by existing GAAP.

(Dollars in thousands)

The adoption of this amendment did not have a material effect on the Corporation's consolidated results of operations or earnings per share.

FASB ASC Topic 805, Business Combinations. This accounting guidance requires all businesses acquired after January 1, 2009 to be measured at the fair value of the consideration paid. It requires an entity to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date. An entity is not permitted to recognize a separate valuation allowance as of the acquisition date for loans and other assets acquired in a business combination. Acquisition and restructuring costs are required to be expensed and are not to be included in the cost of the acquisition. See Note 2 (Business Combinations) for additional information regarding the application of this guidance to the Corporation's business combinations.

FASB ASC Topic 810, Consolidation. Effective January 1, 2009, the accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary were amended. The amendment clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Prior to this amendment, such noncontrolling interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. This amendment also requires expanded disclosures that identify and distinguish between the interests of the parent's owner and the interests of the noncontrolling owners of an entity. This amendment did not have an impact on the Corporation's consolidated financial condition or results of operations.

FASB ASC Topic 815, Derivatives and Hedging. Effective March 31, 2009, the accounting and reporting standards for derivatives and hedging requires the Corporation to present specific disclosures which provide greater transparency as to the use of derivative instruments and hedging activity. In accordance with this guidance, the Corporation discloses in Note 17 (Derivatives and Hedging Activities) how and why it uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect the Corporation's consolidated financial statements.

FASB ASC Topic 320, Investments — Debt and Equity Securities. Effective June 30, 2009, the Corporation adopted the amendment to the accounting and reporting standards regarding recognition and disclosure of other-than-temporary impairment ("OTTI"). This amendment requires recognition of only the credit portion of OTTI in current earnings for those debt securities where there is no intent to sell or it is more likely than not the Corporation would not be required to sell the security prior to expected recovery. The remaining portion of the OTTI is to be included in other comprehensive income. The adoption of this amendment did not have a material impact on the Corporation's consolidated financial condition or results of operations. See Note 3 (Investment Securities) for additional information regarding the application of this guidance to the Corporation's investment securities.

FASB ASC Topic 820, Fair Value Measurements and Disclosures. In April 2009, an amendment to the accounting and reporting standards of fair value measurements and disclosures was issued. The amendment provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This amendment also provides guidance on identifying circumstances that indicate a transaction is not orderly. The Corporation adopted this additional guidance on June 30, 2009 and such adoption did not have a material impact on the Corporation's consolidated financial condition or results of operations. See Note 16 (Fair Value Measurement) for additional information on how the Corporation determines fair value.

FASB ASC Topic 825, Financial Instruments. Effective June 30, 2009, the Corporation adopted the amendment to the accounting and reporting standards for disclosures about the fair value of financial instruments which requires such disclosures for all interim and annual reporting periods of publically traded companies. See Note 16 (Fair Value Measurement) for disclosures about fair value of the Corporation's financial instruments.

ASC Topic 855, Subsequent Events. Effective June 30, 2009, the accounting and reporting standards for subsequent events requires the Corporation to disclose the date through which it has evaluated events that occur after

(Dollars in thousands)

the balance sheet date but before financial statements are issued or are available to be issued as well as the basis for that date, that is, whether that date represents the date the financial statements were issued.

FASB Accounting Standards Update ("ASU") 2009-05, Measuring Liabilities at Fair Value. This ASU allows for the use of specific valuation techniques to measure the fair value of a liability, within the scope of ASC 820, *Fair Value Measurements*, when a quoted price in an active market for a similar asset is not available. These specific valuation techniques should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. This guidance was effective for the Corporation as of October 1, 2009. The adoption of this guidance did not have a material effect on the Corporation's financial condition and results of operations.

FASB ASC Topic 715, Compensation — Retirement Benefits. In December 2008, an amendment to the accounting and reporting standards of postretirement benefit plan assets was issued. Effective December 31, 2009, expanded disclosures about the plan assets of a defined benefit pension or other postretirement plan are required to provide users of financial statements with an understanding of: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair-value measurements using significant unobservable inputs on changes in plan assets for the period; and significant concentrations of risk within plan assets. These expanded disclosures are made in Note 12 (Benefit Plans) to the consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standard ("SFAS") 166, Accounting for Transfers of Financial Assets — An Amendment of FASB Statement No. 140 ("SFAS 166"). (The FASB has yet to incorporate SFAS 166 in the ASC.) SFAS 166 removes the concept of a qualifying special-purpose entity from existing GAAP and removes the exception from applying the accounting and reporting standards within ASC 810, *Consolidation*, to qualifying special purpose entities. SFAS 166 also establishes conditions for accounting and reporting of a transfer of a portion of a financial asset, modifies the asset sale/derecognition criteria, and changes how retained interests are initially measured. SFAS 166 is expected to provide greater transparency about transfers of financial assets and a transferor's continuing involvement, if any, with the transferred assets. This guidance will be effective for the Corporation beginning January 1, 2010. The Corporation does not expect its adoption to have a material effect on the Corporation's financial condition and results of operations.

In June 2009, the FASB issued SFAS 167, Amendments to FASB Interpretation No. 46(R) ("SFAS 167"). (The FASB has yet to incorporate SFAS 167 in the ASC.) The new guidance removes the scope exception for qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity and increases the frequency of required reassessments to determine whether an entity is the primary beneficiary of a variable interest entity. Enhanced disclosures would also be required. This guidance will be effective for the Corporation beginning January 1, 2010. The Corporation does not expect its adoption to have a material effect on the Corporation's financial condition and results of operations.

FASB ASU 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 was issued on January 21, 2010 and amends ASC 820 to require additional disclosures regarding fair value measurements. Specifically, the ASU requires disclosure of the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers; the reasons for any transfers in or out of Level 3; and information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, the ASU also amends ASC 820 to clarify certain existing disclosure requirements. For example, the ASU clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities. Previously separate fair value disclosures were required for each major category of assets and liabilities. ASU 2010-06 also clarifies the requirement to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. Except for the requirement to disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, these disclosures are effective for the quarter

(Dollars in thousands)

ended March 31, 2010. The requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements becomes effective for the Corporation for the quarter ended March 31, 2011.

2. Business Combinations

On December 16, 2009, FirstMerit Bank, N.A., a wholly-owned subsidiary of the Corporation, acquired $102.0 million in outstanding principal of asset based lending loans ("ABL Loans"), as well as the staff to service and build new business, from First Bank Business Capital, Inc., ("FBBC") for $93.2 million in cash. FBBC is a wholly owned subsidiary of First Bank, a Missouri state chartered bank. This acquisition expands the Corporation's market presence and asset based lending business into the Midwest.

The purchase was accounted for under the acquisition method in accordance with ASC 805, *Business Combinations*. Accordingly, the ABL Loans and non-compete agreement acquired were recorded at their fair values, $92.7 million and $.10 million, respectively, on the date of acquisition. Fair values were determined based on the requirements of ASC 820, *Fair Value Measurements*. The determination of these fair values required Management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to change for up to one year after the closing date of the acquisition as additional information relative to closing date fair values becomes available.

All ABL Loans acquired were performing as of the acquisition date and as of December 31, 2009. The difference between the fair value of the ABL Loans acquired and the outstanding principal balance of these loans at the date of acquisition was $9.3 million and will be amortized into interest income over their estimated useful life in accordance with ASC Topic 310, *Receivables*.

Under ASC 805, goodwill is recorded equal to the amount by which the consideration paid and the fair value of the liabilities assumed exceeds the fair value of the assets purchased. As such, the Corporation recorded goodwill of $.4 million relating to the ABL Loans and non-compete agreement it acquired. The goodwill, which is not amortized for book purposes, was assigned to the Commercial reporting unit and is deductible for tax purposes. The goodwill will be amortized over 15 years for tax purposes using the straight line method.

On February 19, 2010, the Bank completed the purchase of certain assets and the assumption of certain liabilities with respect to 24 First Bank branches located in the greater Chicago, Illinois area. Additional information is provided in Note 21, Subsequent Events.

(Dollars in thousands)

3. Investment Securities

The following tables provide the amortized cost and fair value for the major categories of held-to-maturity and available-for-sale securities. Held-to-maturity securities are carried at amortized cost, which reflects historical cost, adjusted for amortization of premiums and accretion of discounts. Available-for-sale securities are carried at fair value with net unrealized gains or losses reported on an after-tax basis as a component of other comprehensive income in shareholders' equity.

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale				
Debt securities				
U.S. government agencies	$ 32,029	$ —	$ (132)	$ 31,897
U. S States and political subdivisions	289,529	4,984	(394)	294,119
Residential mortgage-backed securities:				
U.S. government agencies	1,557,754	55,325	(1,852)	1,611,227
Residential collateralized mortgage securities:				
U.S. government agencies	566,151	16,394	(238)	582,307
Non-agency	22	—	—	22
Corporate debt securities	61,385	—	(18,957)	42,428
Other debt securities	679	—	—	679
Total debt securities	2,507,549	76,703	(21,573)	2,562,679
Marketable equity securities	3,264	—	—	3,264
Total securities available for sale	$2,510,813	$76,703	$(21,573)	$2,565,943
Securities held to maturity				
Debt securities				
U. S States and political subdivisions	$ 50,686	$ —	$ —	$ 50,686
Total securities held to maturity	$ 50,686	$ —	$ —	$ $50,686

(Dollars in thousands)

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale				
Debt securities				
U.S. government agencies	$ 20,000	$ 38	$ —	$ 20,038
U.S States and political subdivisions	287,329	2,726	(3,580)	286,475
Residential mortgage-backed securities:				
U.S. government agencies	1,681,378	29,643	(2,795)	1,708,226
Residential collateralized mortgage securities:				
U.S. government agencies	539,382	7,071	(1,159)	545,294
Non-agency	20,450	—	(787)	19,663
Corporate debt securities	61,335	—	(29,979)	31,356
Other debt securities	730	—	—	730
Total debt securities	2,610,604	39,478	(38,300)	2,611,782
Marketable equity securities	2,793	—	—	2,793
Total securities available for sale	$2,613,397	$39,478	$(38,300)	$2,614,575
Securities held to maturity				
Debt securities				
U.S States and political subdivisions	$ 30,266	$ —	$ —	$ 30,266
Total securities held to maturity	$ 30,266	$ —	$ —	$ 30,266

Other investments on the balance sheet include Federal Reserve Bank ("FRB") and Federal Home Loan Bank ("FHLB") stock of $9.1 million, $119.1 million and $8.9 million, $119.1 million at December 31, 2009 and 2008, respectively. FHLB and FRB stock are carried at cost and evaluated for impairment based on the ultimate recoverability of the par value. Cash and stock dividends received on the stock are reported as interest income.

The carrying value of investment securities pledged to secure trust and public deposits, other obligations and for purposes required or permitted by law amounted to $2.0 billion and $2.2 billion at December 31, 2009 and 2008, respectively.

(Dollars in thousands)

Realized Gains and Losses

The following table presents the proceeds from sales of available-for-sale securities and the gross realized gains and losses on the sales of those securities that have been included in earnings as a result of those sales. Gains or losses on the sales of available-for-sale securities are recognized upon sale and are determined using the specific identification method.

	December 31		
	2009	2008	2007
Proceeds	$286,946	$171,392	$261,239
Realized gains	$ 6,037	$ 2,354	$ 4,923
Realized losses	—	(228)	(3,800)
Net securities gains	$ 6,037	$ 2,126	$ 1,123

Gross Unrealized Losses and Fair Value

The following table presents the gross unrealized losses and fair value of securities in the securities available-for-sale portfolio by length of time that individual securities in each category had been in a continuous loss position.

	At December 31, 2009							
	Less than 12 months			12 months or longer			Total	
Securities available for sale	Fair Value	Unrealized Losses	Number of impaired securities	Fair Value	Unrealized Losses	Number of impaired securities	Fair Value	Unrealized Losses
Debt securities								
U.S government agencies	$ 31,897	$ (132)	3	$ —	$ —	—	$ 31,897	$ (132)
U.S States and political subdivisions	39,059	(394)	65	—	—	—	39,059	(394)
Residential mortgage-backed securities:								
U.S. government agencies	216,014	(1,849)	15	271	(3)	2	216,285	(1,852)
Residential collateralized mortgage securities:								
U.S. government agencies	68,513	(238)	6	—	—	—	68,513	(238)
Non-agency	5	—	1	—	—	—	5	—
Corporate debt securities	—	—	—	42,428	(18,957)	8	42,428	(18,957)
Total temporarily impaired securities	$355,488	$(2,613)	90	$42,699	$(18,960)	10	$398,187	$(21,573)

(Dollars in thousands)

	At December 31, 2008							
	Less than 12 months			12 months or longer			Total	
Securities available for sale	Fair Value	Unrealized Losses	Number of impaired securities	Fair Value	Unrealized Losses	Number of impaired securities	Fair Value	Unrealized Losses
Debt securities								
U.S States and political subdivisions	$121,040	$(3,333)	197	$ 6,188	$ (247)	8	$127,228	$ (3,580)
Residential mortgage-backed securities:								
U.S. government agencies	246,741	(2,668)	29	15,942	(127)	4	262,683	(2,795)
Residential collateralized mortgage securities:								
U.S. government agencies	68,630	(483)	7	28,221	(676)	3	96,851	(1,159)
Non-agency	19,638	(787)	1	—	—	—	19,638	(787)
Corporate debt securities	—	—	—	31,356	(29,979)	8	31,356	(29,979)
Total temporarily impaired securities	$456,049	(7,271)	234	$81,707	$(31,029)	23	$537,756	$(38,300)

At least quarterly the Corporation conducts a comprehensive security-level impairment assessment on all securities in an unrealized loss position to determine if OTTI exists. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Under the current OTTI accounting model for debt securities, which was amended by the FASB and adopted by the Corporation in the second quarter of 2009, an OTTI loss must be recognized for a debt security in an unrealized loss position if the Corporation intends to sell the security or it is more likely than not that the Corporation will be required to sell the security before recovery of its amortized cost basis. In this situation, the amount of loss recognized in income is equal to the difference between the fair value and the amortized cost basis of the security. Even if the Corporation does not expect to sell the security, the Corporation must evaluate the expected cash flows to be received to determine if a credit loss has occurred. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized in income. The portion of the unrealized loss relating to other factors, such as liquidity conditions in the market or changes in market interest rates, is recorded in accumulated other comprehensive income. Equity securities are also evaluated to determine whether the unrealized loss is expected to be recoverable based on whether evidence exists to support a realizable value equal to or greater than the amortized cost basis. If it is probable that the Corporation will not recover the amortized cost basis, taking into consideration the estimated recovery period and its ability to hold the equity security until recovery, OTTI is recognized.

The security-level assessment is performed on each security, regardless of the classification of the security as available for sale or held to maturity. The assessments are based on the nature of the securities, the financial condition of the issuer, the extent and duration of the securities, the extent and duration of the loss and the intent and whether management intends to sell or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis, which may be maturity. For those securities for which the assessment shows the Corporation will recover the entire cost basis, management does not intend to sell these securities and it is not more likely than not that the Corporation will be required to sell them before the anticipated recovery of the amortized cost basis, the gross unrealized losses are recognized in other comprehensive income, net of tax.

As of December 31, 2009, gross unrealized losses are concentrated within corporate debt securities which is composed of eight, single issuer, trust preferred securities with stated maturities. Such investments are less than 2% of the fair value of the entire investment portfolio. None of the corporate issuers have deferred paying dividends on their issued trust preferred shares in which the Corporation is invested. The fair values of these investments have been impacted by the recent market conditions which have caused risk premiums to increase markedly, resulting in the significant decline in the fair value of the trust preferred securities. Management believes the Corporation will fully recover the cost of these securities and it does not intend to sell these securities and it is not more likely than not that it will be required to sell them before the anticipated recovery of the remaining amortized cost basis, which may be

(Dollars in thousands)

maturity. As a result, Management concluded that these securities were not other-than-temporarily impaired at December 31, 2009 and has recognized the total amount of the impairment in other comprehensive income, net of tax.

Contractual Maturity of Debt Securities

The following table shows the remaining contractual maturities and contractual yields of debt securities held-to-maturity and available-for-sale as of December 31, 2009. Estimated lives on mortgage-backed securities may differ from contractual maturities as issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	U.S. Government agencies	U.S. States and political subdivisions	Residential mortgage backed securities - U.S. Government agencies	Residential collateralized mortgage obligations - U.S. Government agencies	Residential collateralized mortgage obligations - non U.S. Government agencies	Corporate debt securities	Other debt securities	Total	Weighted Average Yield
Securities Available for Sale									
Remaining maturity:									
One year or less	$ —	$ 7,162	$ 6,459	$ 35,243	$ —	$ —	$ 51	$ 48,915	3.75%
Over one year through five years	19,953	14,604	1,558,883	534,042	22	—	203	2,127,707	4.23%
Over five years through ten years	—	47,991	45,885	13,022	—	—	253	107,151	5.65%
Over ten years	11,944	224,362	—	—	—	42,428	172	278,906	4.92%
Fair Value	$31,897	$294,119	$1,611,227	$582,307	$ 22	$42,428	$ 679	$2,562,679	4.40%
Amortized Cost	$32,029	$289,529	$1,557,754	$566,151	$ 22	$61,385	$ 679	$2,507,549	
Weighted-Average Yield	1.44%	6.06%	4.40%	4.05%	4.12%	0.99%	0.00%	4.40%	
Weighted-Average Maturity	6.2	10.8	3.3	2.4	4.2	17.8	13.4	4.4	
Securities Held to Maturity									
Remaining maturity:									
One year or less	$ —	$ 19,520	$ —	$ —	$ —	$ —	$ —	$ 19,520	6.31%
Over one year through five years	—	3,539	—	—	—	—	—	3,539	6.31%
Over five years through ten years	—	9,619	—	—	—	—	—	9,619	6.31%
Over ten years	—	18,008	—	—	—	—	—	18,008	7.52%
Fair Value	$ —	$ 50,686	$ —	$ —	$ —	$ —	$ —	$ 50,686	6.74%
Amortized Cost	$ —	$ 50,686	$ —	$ —	$ —	$ —	$ —	$ 50,686	
Weighted-Average Yield	—	6.74%	—	—	—	—	—	6.74%	
Weighted-Average Maturity	—	7.6	—	—	—	—	—	7.6	

(Dollars in thousands)

4. Loans and Allowance for Loan Losses

Loans outstanding by categories are as follows:

	As of December 31,		
	2009	2008	2007
Commercial loans	$4,066,522	$4,352,730	$3,906,448
Mortgage loans	463,416	547,125	577,219
Installment loans	1,425,373	1,574,587	1,598,832
Home equity loans	753,112	733,832	691,922
Credit card loans	153,525	149,745	153,732
Leases	61,541	67,594	73,733
	$6,923,489	$7,425,613	$7,001,886

Within the commercial loan category, commercial real estate construction loans totaled $274.8 million, $304.9 million and $514.1 million at December 31, 2009, 2008 and 2007, respectively. The allowance for loan losses associated with these loans was approximately $12.7 million, $16.0 million and $8.0 million at December 31, 2009, 2008 and 2007, respectively. There are no other significant concentrations within commercial loans.

The Corporation makes loans to officers on the same terms and conditions as made available to all employees and to directors on substantially the same terms and conditions as transactions with other parties. An analysis of loan activity with related parties for the years ended December 31, 2009, 2008 and 2007 is summarized as follows:

	Years Ended December 31,		
	2009	2008	2007
Aggregate amount at beginning of year	$22,005	$18,833	$12,871
Additions (deductions):			
New loans	3,504	6,839	13,316
Repayments	(4,808)	(3,639)	(6,960)
Changes in directors and their affiliations	(575)	(28)	(394)
Aggregate amount at end of year	$20,126	$22,005	$18,833

The Corporation's allowance for loan losses is the sum of various components recognized and measured pursuant to ASC 450, *Contingencies* and ASC 310, *Receivables*.

The ASC 450 components include the following: a component based on historical loss experience by credit-risk grade (for commercial loan pools) and payment status (for mortgage and consumer loan pools). The Corporation's historical loss component is the most significant of the allowance for loan losses components, and all other allowance for loan losses components are based on loss attributes that Management believes exist within the total portfolio that are not captured in the historical loss experience component.

ASC 450 components are based on similar risk characteristics supported by observable data. The historical loss experience component of the allowance for loan losses represents the results of migration analysis of historical charge-offs for portfolios of loans (including groups of commercial loans within each credit-risk grade and groups of consumer loans by payment status). For measuring loss exposure in a pool of loans, the historical charge-off or migration experience is utilized to estimate expected losses to be realized from the pool of loans.

(Dollars in thousands)

The ASC 310 component of the allowance for loan losses is based on individually impaired loans for the following types of loans as determined by the Corporation's credit-risk grading process.

- All nonperforming substandard loans of $300 thousand or more.
- All doubtful loans of $100 thousand or more.

Once it is determined that it is probable an individual loan is impaired under ASC 310, the Corporation measures the amount of impairment for the loan using the expected future cash flows of the loan discounted at the loan's effective interest rate or based upon the fair value of the underlying collateral.

The credit-risk grading process for commercial loans is summarized as follows:

"Pass" Loans (Grades 1, 2, 3, 4) are not considered a greater than normal credit risk. Generally, the borrowers have the apparent ability to satisfy obligations to the bank, and the Corporation anticipates insignificant uncollectible amounts based on its individual loan review.

"Special-Mention" Loans (Grade 5) are commercial loans that have identified potential weaknesses that deserve Management's close attention. If left uncorrected, these potential weaknesses may result in noticeable deterioration of the repayment prospects for the asset or in the institution's credit position.

"Substandard" Loans (Grade 6) are inadequately protected by the current financial condition and paying capacity of the obligor or by any collateral pledged. Loans so classified have a well-defined weakness or weaknesses that may jeopardize the liquidation of the debt pursuant to the contractual principal and interest terms. Such loans are characterized by the distinct possibility that the Corporation may sustain some loss if the deficiencies are not corrected.

"Doubtful" Loans (Grade 7) have all the weaknesses inherent in those classified as substandard, with the added characteristic that existing facts, conditions, and values make collection or liquidation in full highly improbable. Such loans are currently managed separately to determine the highest recovery alternatives.

As required by current accounting guidance, the acquired ABL loans from First Bank, Inc. were recorded at fair value with no carryover of the related allowances. The determination of the fair value of the ABL loans resulted in a write-down in the value of the loans, which was assigned to an accretable balance which will be recognized as interest income over the remaining term of the loan. The ratios of our allowance for loan and credit losses do not include these loans.

The following table summarizes the investment in impaired loans and the related allowance:

	Years Ended December 31,		
	2009	2008	2007
Impaired loans with allowance	$44,961	$22,434	$ 7,885
Related allowance	10,527	3,973	2,774
Impaired loans without allowance	22,684	31,224	8,668
Total impaired loans	67,825	53,658	16,553
Average impaired loans	66,289	36,631	19,425
Interest income recognized during the period	52	37	71

At December 31, 2009, 2008 and 2007, the investment in nonaccrual loans was $91.7 million, $52.2 million and $31.4 million, respectively. At December 31, 2009, 2008 and 2007, loans past due 90 or more and accruing interest was $35.0 million, $23.9 million and $11.7 million, respectively.

During the first quarter of 2007, $73.7 million of commercial loans and $7.1 million of other real estate were sold. The loans were written down to their fair market value of $50.6 million and reclassified as loans held for sale in the

(Dollars in thousands)

fourth quarter of 2006. The other real estate was also written down to fair market value of $5.0 million in the fourth quarter of 2006. The loan sale yielded a gain of $4.1 million which was recorded in loan sales and servicing during the first quarter of 2007. The sale of other real estate resulted in a $0.5 million loss and was recorded in other operating loss during the first quarter of 2007.

Transactions in the allowance for loan losses are summarized as follows:

Allowance for Loan Losses	Years Ended December 31,		
	2009	2008	2007
Balance at January 1,	$103,757	$ 94,205	$ 91,342
Additions (deductions):			
Provision for loan losses	98,433	58,603	30,835
Loans charged off	(99,713)	(62,388)	(44,148)
Recoveries on loans previously charged off	12,615	13,337	16,176
Balance at December 31,	$115,092	$103,757	$ 94,205

The reserve for unfunded lending commitments is presented below:

Reserve for Unfunded Lending Commitments	Years Ended December 31,		
	2009	2008	2007
Balance at January 1,	$6,588	$7,394	$6,294
Provision for credit losses	(837)	(806)	1,100
Balance at December 31,	$5,751	$6,588	$7,394

The Corporation has commitments of $4.8 million and $5.0 million as of December 31, 2009 and 2008, respectively, to lend additional funds to borrowers with nonperforming loans.

5. Goodwill and Other Intangible Assets

Goodwill

Goodwill is not amortized, but is subject to impairment tests on at least an annual basis. Consistent with prior years, the Corporation has elected to conduct its annual impairment testing as of November 30, 2009. Based on this analysis, the fair value of the Corporation's reporting units exceeded their carrying amounts and, therefore, no impairment loss was recorded. However, market valuations of financial services companies remain depressed relative to book values due to continuing uncertainty surrounding the timing of economic recovery as well as the impact of the government programs. As a result, management will continue to evaluate goodwill for impairment on a quarterly basis depending upon current market conditions, results of operations, and other factors. It is possible that a future conclusion could be reached that all or a portion of the Corporation's goodwill may be impaired, in which case a non-cash charge for the amount of such impairment would be recorded in earnings. Such a charge, if any, would have no impact on tangible capital and would not affect the Corporation's "well-capitalized" designation.

On December 16, 2009 the Corporation acquired $102.0 million in outstanding principal of ABL loans from First Bank Business Capital, Inc. The acquisition was accounted for as a business combination as defined by ASC 805, *Business Combinations.* This acquisition is more fully described in Note 2 (Business Combinations). As a result of this acquisition $0.4 million of goodwill and $0.1 million of intangible non- compete asset were recorded in the commercial line of business.

(Dollars in thousands)

Goodwill by line of business as of December 31, 2009 and 2008 is as follows:

	Commercial	Retail	Wealth	Total
Balance at December 31, 2008	$73,474	$59,038	$6,733	$139,245
Balance at December 31, 2009	$73,827	$59,038	$6,733	$139,598

Other Intangible Assets

The Corporation has other intangible assets that are amortized, consisting of core deposit intangibles, and non-compete agreements related to the ABL loan acquisition. For core deposit intangibles and non-compete agreements, changes in the gross carrying amount, accumulated amortization, and net book value were as follows:

	Gross Carrying Amount	Accumulated Amorization	Non-compete Agreement	Net Carrying Amount
December 31, 2008	$10,137	$(8,734)	$ —	$1,403
December 31, 2009	$10,137	$(9,081)	$102	$1,158

Amortization expense for intangible assets was $.35 million for 2009, and $0.57 in 2008 and $0.89 in 2007. Core deposit intangible assets are being amortized over a fifteen year life. Non-compete agreement intangible assets are being amortized over a four year life.

The following table shows the estimated future amortization expense for core deposit and non-compete agreements intangible assets at December 31, 2009.

For the years ended:

December 31, 2010	$ 373
December 31, 2011	373
December 31, 2012	373
December 31, 2013	39
	$1,158

6. Mortgage Servicing Rights and Mortgage Servicing Activity

The Corporation serviced for third parties approximately $2.0 billion of residential mortgage loans at December 31, 2009 and December 31, 2008. Loan servicing fees, not including valuation changes included in loan sales and servicing income, were $5.0 million in each of the years ended December 31, 2009, 2008, and 2007.

Servicing rights are presented within other assets on the balance sheet. The retained servicing rights are initially valued at fair value. Since mortgage servicing rights do not trade in an active market with readily observable prices, the Corporation relies primarily on a discounted cash flow analysis model to estimate the fair value of its mortgage servicing rights. Additional information can be found in Note 16 (Fair Value Measurement). Mortgage servicing rights are subsequently measured using the amortization method. Accordingly, the mortgage servicing rights are amortized over the period of, and in proportion to, the estimated net servicing income and is recorded in loan sales and servicing income.

(Dollars in thousands)

Changes in the carrying amount of mortgage servicing rights are as follows:

	Years Ended December 31,		
	2009	2008	2007
Balance at beginning of period	$18,778	$19,354	$19,575
Additions	4,862	3,047	2,521
Amortization	(3,641)	(2,838)	(2,742)
(Additions)/Recoveries to valuation allowance, net	785	(785)	—
Balance at end of period	$20,784	$18,778	$19,354
Fair value at end of period	$22,241	$18,803	$22,080

On a quarterly basis, the Corporation assesses its capitalized servicing rights for impairment based on their current fair value. For purposes of the impairment, the servicing rights are disaggregated based on loan type and interest rate which are the predominant risk characteristics of the underlying loans. A valuation allowance is established through a charge to earnings to the extent the amortized cost of the mortgage servicing rights exceeds the estimated fair value by stratification. If it is later determined that all or a portion of the temporary impairment no longer exists for the stratification, the valuation is reduced through a recovery to earnings. No valuation allowances were required as of December 31, 2009 and 2007. As of December 31, 2008, a valuation allowance of $0.8 million had been established. No permanent impairment losses were written off against the allowance during the years ended December 31, 2009, 2008 and 2007.

Key economic assumptions and the sensitivity of the current fair value of the mortgage servicing rights related to immediate 10% and 25% adverse changes in those assumptions at December 31, 2009 are presented in the following table below. These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in the fair value based on 10% variation in the prepayment speed assumption generally cannot be extrapolated because the relationship of the change in the prepayment speed assumption to the change in fair value may not be linear. Also, in the below table, the effect of a variation in the discount rate assumption on the fair value of the mortgage servicing rights is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, changes in prepayment speed estimates could result in changes in the discount rates), which might magnify or counteract the sensitivities.

Fair value of mortgage servicing rights	$22,241
Expected weighted-average life (in months)	103.9
Prepayment speed assumption (annual CPR)	11.1%
Decrease in fair value from 10% adverse change	$ 862
Decrease in fair value from 25% adverse change	2,068
Discount rate assumption	9.7%
Decrease in fair value from 100 basis point adverse change	$ 767
Decrease in fair value from 200 basis point adverse change	1,479

(Dollars in thousands)

The following table shows the estimated future amortization for mortgage servicing rights at December 31, 2009:

Years Ended December 31,	
2010	$ 2,894
2011	2,665
2012	2,315
2013	2,003
2014	1,724
more than 5 years	9,183
	$20,784

7. Restrictions on Cash and Dividends

The average balance on deposit with the FRB or other governing bodies to satisfy reserve requirements amounted to $2.3 million and $3.0 million during 2009 and 2008, respectively. The level of this balance is based upon amounts and types of customers' deposits held by the banking subsidiary of the Corporation. In addition, deposits are maintained with other banks at levels determined by Management based upon the volumes of activity and prevailing interest rates to compensate for check-clearing, safekeeping, collection and other bank services performed by these banks. At December 31, 2009, cash and due from banks included $3.0 million deposited with the FRB and other banks for these reasons.

Dividends paid by the subsidiaries are the principal source of funds to enable the payment of dividends by the Corporation to its shareholders. These payments by the subsidiaries in 2009 were restricted, by the regulatory agencies, principally to the total of 2009 net income plus undistributed net income of the previous two calendar years. Regulatory approval must be obtained for the payment of dividends of any greater amount.

8. Premises and Equipment

The components of premises and equipment are as follows:

	At December 31,		Estimated useful lives
	2009	2008	
Land	$ 23,114	$ 23,114	—
Buildings	146,772	143,632	10-35 yrs
Equipment	103,405	106,296	3-15 yrs
Leasehold improvements	19,893	20,529	1-20 yrs
Software	56,242	53,732	3-7 yrs
	349,426	347,303	
Less accumulated depreciation and amortization	224,221	214,119	
	$125,205	$133,184	

Amounts included in other expenses on the face of the consolidated financial statements for depreciation and amortization aggregated $19.5 million, $18.7 million and $20.0 million for the years ended 2009, 2008 and 2007, respectively.

(Dollars in thousands)

9. Certificates and Other Time Deposits

The aggregate amounts of certificates and other time deposits of $100 thousand and over at December 31, 2009 and 2008 were $362.3 million and $801.21 million, respectively. Interest expense on these certificates and time deposits amounted to $13.3 million, $43.8 million and $43.8 million in 2009, 2008, and 2007, respectively.

10. Federal Funds Purchased and Securities Sold under Agreements to Repurchase and Wholesale Borrowings

The following table presents the components of federal funds purchased and securities sold under agreements to repurchase and wholesale borrowings:

	As of December 31	
	2009	2008
Federal funds purchased and securities sold under agreements to repurchase	$996,345	$ 921,390
Wholesale Borrowings		
Term Auction Facility	$ —	$ 150,000
Bank notes	140,579	149,915
FHLB advances	576,732	1,021,392
Capital securities	22,296	22,343
Other	498	545
Total wholesale borrowings	$740,105	$1,344,195

Select financial statement information pertaining to the securities sold under agreements to repurchase and wholesale borrowings is follows:

	As of December 31		
	2009	2008	2007
Federal funds purchased and securities sold under agreements to repurchase			
Average balance during the year	$1,013,167	$1,343,441	$1,471,785
Weighted-average annual interest rate during the year	0.47%	2.37%	4.84%
Maximum month-end balance	$1,350,475	$1,603,335	$1,601,491
Wholesale borrowings			
Average balance during the year	$ 952,979	$ 663,109	$ 326,460
Weighted-average annual interest rate during the year	2.87%	4.16%	6.31%
Maximum month-end balance	$1,159,181	$1,344,195	$ 713,516

The respective terms of the wholesale borrowings are as follows:

Term Auction Facility. In 2008, the Corporation entered into a new borrowing arrangement, Term Auction Facility ("TAF"), with the Federal Reserve Bank. The funds are obtained by institutions at a rate determined through a competitive bidding process. Borrowings are collateralized with commercial loans held in an account with the Federal Reserve. There was no outstanding balance as of December 31, 2009. At December 31, 2008, the TAFs had interest rates of 0.42% and 0.60% and maturities of eighty-four days.

Bank Notes. During 2000, the Corporation issued $150.0 million of subordinated bank notes under a debt agreement. The notes bear interest at 8.625% and mature on April 1, 2010. Under the debt agreement, the aggregate

(Dollars in thousands)

principal outstanding at any one time may not exceed $1.0 billion. The notes were offered only to institutional investors. In 2009, the Corporation reacquired approximately $9.4 million from certain institutional investors in arms length transactions. This purchase did not have a material effect on the Corporation's results of operations.

FHLB Advances. The balances of the FHLB advances outstanding at year-end 2009 included: $557.3 million with maturities from one to five years and $19.5 million with maturities over five years. The FHLB advances have interest rates that range from 0.373% to 7.15% during 2009. FHLB advances were secured by real estate loans totaling $3,791.1 million at December 31, 2009 and $1,404.5 million at December 31, 2008.

Capital Securities. In 1998, FirstMerit Capital Trust I, formerly Signal Capital Trust I, issued and sold $50.0 million of 8.67% Capital Securities to investors in a private placement. In an exchange offer, a Common Securities Trust exchanged the outstanding Series A Securities for 8.67% Capital Securities, Series B which are owned solely by the Corporation's wholly-owned subsidiary, FirstMerit Bank, N.A. Distributions on the Capital Securities are payable semi-annually, commencing August 15, 1998 at the annual rate of 8.67% of the liquidation amount of $1.0 million per security. Generally, the interest payment schedule of the Debentures is identical to the Capital Securities schedule. The Capital Securities mature on February 15, 2028. The Corporation has acquired approximately $28.6 million of the Series B Capital Securities in the open market. The activity and balances resulting from these open market acquisitions have been properly eliminated when they represent intercompany transactions in the consolidated financial statements and the related notes.

Lines of Credit. As of December 31, 2009, the Corporation has two lines of credit with financial institutions. The terms of each line of credit are described as follows:

The Corporation had a $15.0 million line of credit with a financial institution with no outstanding balance as of December 31, 2009 and 2008. The line carries two interest rate options: one month LIBOR plus 200 basis points; or the greater of the prime lending rate of the financial institution or the Federal Funds Open Rate plus 50 basis points.

The Corporation had a $15.0 million line of credit with a financial institution with no outstanding balance as of December 31, 2009 and 2008. The line carries two interest rate options: one month LIBOR plus 175 basis points; or the greater of the prime lending rate of the financial institution and the sum of the Federal Funds Open Rate plus 50 basis points or the sum of the daily LIBOR Rate plus 100 basis points.

Contractual Maturities

The following table illustrates the contractual maturities of the Corporation's federal funds purchased and securities sold under agreements to repurchase and wholesale borrowings at December 31, 2009:

	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Federal funds purchased and securities sold under agreements to repurchase	$921,345	$ 0	$50,000	$25,000	$996,345
Wholesale Borrowings					
Bank notes	$140,579	$ —	$ —	$ —	$140,579
FHLB advances	180,122	345,682	31,446	19,482	576,732
Capital securities	—	—	—	22,296	22,296
Other	51	110	123	214	498
Total wholesale borrowings	$320,752	$345,792	$31,569	$41,992	$740,105

(Dollars in thousands)

The following table provides further detail of the maturities of federal funds purchased and securities sold under agreements to repurchase at December 31, 2009:

Overnight	$896,345
Up to thirty days	—
Thirty day to ninety days	—
Over ninety days	100,000
	$996,345

11. Federal Income Taxes

Federal income tax expense is comprised of the following:

	Years Ended December 31,		
	2009	2008	2007
Taxes currently payable	$18,528	$ 60,152	$46,817
Deferred (benefit) expense	7,117	(11,248)	3,564
	$25,645	$ 48,904	$50,381

The actual Federal income tax rate differs from the statutory tax rate as shown in the following table:

	Years Ended December 31,		
	2009	2008	2007
Statutory rate	35.00%	35.00%	35.00%
Increase (decrease) in rate due to:			
Interest on tax-exempt securities and tax-free loans, net	(4.15)	(2.29)	(1.87)
Bank owned life insurance	(4.65)	(2.65)	(2.80)
Low income housing tax credit	(1.91)	(1.06)	(0.96)
Dividends received deduction	—	—	(0.17)
ESOP Dividends	(0.49)	(0.51)	(0.49)
Non-deductible meals and entertainment	0.28	0.19	0.17
Other	(0.29)	0.36	0.17
Effective tax rates	23.79%	29.04%	29.05%

Income tax expense as reflected in the previous table excludes net worth-based taxes, which are assessed in lieu of income tax in Ohio and Pennsylvania. These taxes are $6.1 million, $6.4 million and $6.4 million in 2009, 2008 and 2007, respectively, and are recorded in other operating expense in the consolidated statements of income and comprehensive income.

(Dollars in thousands)

Principal components of the Corporation's net deferred tax asset are summarized as follows:

	Years Ended December 31,	
	2009	2008
Deferred tax assets:		
Allowance for credit losses	$ 42,719	$ 38,611
Employee benefits	38,303	40,761
REMIC	7,497	8,728
Other	667	1,334
	89,186	89,434
Deferred tax liabilities:		
Leased assets and depreciation	(6,859)	(3,684)
Available for sale securities	(19,296)	(463)
FHLB stock	(25,577)	(26,102)
Loan fees and expenses	(6,179)	(6,137)
Goodwill	(6,216)	(5,460)
	(64,127)	(41,846)
Total net deferred tax asset	$ 25,059	$ 47,588

The period change in deferred taxes recorded both directly to capital and as a part of the income tax expense and can be summarized as follows:

	Years Ended December 31,	
	2009	2008
Deferred tax changes reflected in other comprehensive income	$15,411	$ (5,920)
Deferred tax changes reflected in Federal income tax expense	7,117	(11,248)
Net change in deferred taxes	$22,528	$(17,168)

In consideration of the positive evidence available from projected taxable income in future years and net operating loss carryback availability from prior years, the Corporation believes that it is more likely than not that the deferred tax asset will be realized and accordingly no valuation allowance has been recorded.

Income tax benefits are recognized in the financial statements for a tax position only if it is considered "more likely than not" of being sustained on audit based solely on the technical merits of the income tax position. If the recognition criteria are met, the amount of income tax benefits to be recognized is measured based on the largest income tax benefit that is more than 50 percent likely to be realized on ultimate resolution of the tax position.

(Dollars in thousands)

A reconciliation of the change in the reserve for uncertain tax positions is as follows:

	Federal and State Tax	Accrued Interest and Penalties	Gross Unrecognized Income Tax Benefits
Balance at January 1, 2009	$ 889	$ 836	$1,725
Additions for tax provisions related to current year	148	(39)	109
Additions for tax provisions related to prior year	120	794	914
Reduction for tax positions related to prior closed tax years	(81)	(820)	(901)
Reduction for tax positions related to prior tax years	(42)	(149)	(191)
Balance at December 31, 2009	$1,034	$ 622	$1,656
Components of Reserve:			
Potential non-deductible compensation	$ —	$ —	$ —
Potential adjustment to non-deductible interest expense	140	15	155
Timing of the accrual for interest on nonperforming assets	—	454	454
State income tax exposure	894	153	1,047
Balance at December 31, 2009	$1,034	$ 622	$1,656

The Corporation recognized accrued interest and penalties, as appropriate, related to unrecognized tax benefits ("UTBs)", in the effective tax rate. The balance of accrued interest and penalties at the reporting periods is presented in the table above. The reserve of uncertain tax positions is recorded in accrued taxes, expenses and other liabilities on the consolidated balance sheets.

The Corporation and its subsidiaries are routinely examined by various taxing authorities. With few exceptions, the Corporation is no longer subject to federal, state and local tax examinations by tax authorities for years before 2005. The expiration of statutes of limitation for various jurisdictions is expected to reduce the UTB balance by approximately $0.8 million within the next twelve months. Management anticipates that the UTB balance will increase by $0.5 million as a result of the 2009 tax filings in the next twelve months. If the total amount of UTBs were recognized the effective tax rate would decrease by 148 basis points to 22.48% at December 31, 2009.

Management monitors changes in tax statutes and regulations and the issuance of judicial decisions to determine the potential impact to uncertain income tax positions. During 2008, federal statutes were changed to allow ordinary loss treatment on the sale of applicable preferred stock. This change eliminated a potential 2008 UTB. As a participant in Treasury's Capital Purchase Program, an additional portion of senior executive's compensation was not deductible in 2009. As of December 31, 2009, Management had identified no other potential Treasury regulations or legislative initiatives that could have a significant impact on the UTB balance within the next twelve months.

12. Benefit Plans

Pension plans. The Corporation has a defined benefit pension plan which covers employees vested in the pension plan as of December 31, 2006. On May 18, 2006, the Corporation's Board of Directors approved freezing the defined benefit pension plan for non-vested employees and closed it to new entrants after December 31, 2006. In general, benefits are based on years of service and the employee's compensation. The Corporation's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax reporting purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The Corporation made a $10.0 million contribution to the qualified pension plan during 2009; however, no contribution

(Dollars in thousands)

was made during 2008 and 2007. Management anticipates contributing $10.0 million to the qualified pension plan during 2010.

The amendments to the defined benefit pension plan qualified as a curtailment of the pension plan, the impact of which was a $1.4 million gain that was recognized as of December 31, 2006 by a direct reduction of the pension plan's cumulative net loss.

A supplemental non-qualified, non-funded pension plan for certain officers is also maintained and is being provided for by charges to earnings sufficient to meet the projected benefit obligation. The pension cost for this plan is based on substantially the same actuarial methods and economic assumptions as those used for the defined benefit pension plan.

Postretirement medical and life insurance plan. The Corporation also sponsors a benefit plan which provides postretirement medical and life insurance for retired employees. Effective January 1, 1993, the plan was changed to limit the Corporation's medical contribution to 200% of the 1993 level for employees who retire after January 1, 1993. The Corporation reserves the right to terminate or amend the plan at any time.

Effective March 1, 2009, the Corporation discontinued the subsidy for retiree medical for current eligible active employees. Eligible employees who retired on or prior to March 1, 2009, were offered subsidized retiree medical coverage until age 65. Employees who retire after March 1, 2009 will not receive a Corporation subsidy toward retiree medical coverage. The elimination of Corporation subsidized retiree medical coverage resulted in an accounting curtailment gain of $9.5 million in accordance with ASC 715, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.

The cost of postretirement benefits expected to be provided to current and future retirees is accrued over those employees' service periods. In addition to recognizing the cost of benefits for the current period, recognition is being provided for the cost of benefits earned in prior service periods (the transition obligation).

Other employee benefits. FirstMerit's Amended and Restated Executive Deferred Compensation Plan allows participating executives to elect to receive incentive compensation payable with respect to any year in whole shares of common stock or cash, to elect to defer receipt of any incentive compensation otherwise payable with respect to any year in increments of 1%. An account is maintained in the name of each participant and is credited with cash or shares of common stock equal to the number of shares that could have been purchased with the amount of any compensation so deferred, at the closing price of the common stock on the day as of which the stock account is so credited. The deferred compensation liability at December 31, 2009 and 2008 was $10.1 million and $10.2 million, respectively.

Savings plan. The Corporation maintains a savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all full-time and part-time employees beginning in the quarter following three months of continuous employment. The savings plan was approved for non-vested employees in the defined benefit pension plan and new hires as of January 1, 2007. Through the year ended December 31, 2008, employee contributions were partially matched by the Corporation in an amount equal to 50% of each employee's voluntary pretax contribution up to 6% of each employee's eligible compensation and in an amount equal to 50% of each employee's voluntary pretax contributions up to 3% of each employee's eligible compensation. Matching contributions vest in accordance with plan specifications. Effective January 1, 2009, the Corporation has suspended its matching contribution to the savings plan. The Corporation did not make a contribution to the savings plan during 2009. Contributions made by the Corporation to the savings plan were $4.2 million and $4.2 million for 2008 and 2007, respectively.

(Dollars in thousands)

Actuarial assumptions. The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the plan's target asset allocation and expected duration of benefit payments. The Corporation's pension plan weighted-average allocations at measurement dates by asset category are as follows:

Asset Category	Percentage of Plan Assets on Measurment Date December 31, 2009	2008
Cash and money market funds	2.65%	4.77%
U.S. Treasury obligations	3.45%	5.40%
U.S. Government agencies	4.70%	7.50%
Corporate bonds	6.47%	7.22%
Fixed income mutual funds	14.48%	19.13%
Domestic equity securities and mutual funds	68.25%	55.98%
	100.00%	100.00%

The Corporation's asset allocation strategy favors equities, with a target allocation of approximately 65% equity securities. The asset allocation policy is as below:

Asset Class	Target	Range
Large Cap U.S. Equity	35.00%	25%-40%
Small/Mid Cap U.S. Equity	15.00%	5%-20%
International Equity	15.00%	10%-20%
Total Equity	65.00%	50%-75%
Fixed Income	35.00%	30%-50%
Cash Equivalents	0.00%	0%-10%
	100.00%	

The Corporation uses historic plan asset returns combined with current market conditions to estimate the rate of return. The expected rate of return on plan assets is a long-term assumption and generally does not change annually. The expected return on equities was computed using a valuation framework, which projected future returns based on current equity valuations rather than historical returns. Due to active management of the plan's assets, the return on the plan equity investments historically has exceeded market averages. Management estimated the rate by which the plan assets would outperform the market in the future based on historical experience adjusted for changes in asset allocation and expectations for overall future returns on equities compared to past periods.

The discount rate reflects the market rate for high-quality fixed income debt instruments, that is rated double-A or higher by a recognized ratings agency, on the Corporation's annual measurement date and is subject to change each year. The discount rate is selected on data specific to the Corporation's plans and employee population. During 2009, the Corporation used a discount rate of 5.98% in the pension liability valuation, a decrease of 88 basis points from the 2008 discount rate.

The average rate of compensation increase for the qualified pension plans was 5.22% in 2009 and 5.22% in 2008. The Corporation used an assumed return on assets of 8.50% for both 2009 and 2008.

Additional information on the assumptions used to value the pension liability is included in Critical Accounting Policies within Management's Discussion and Analysis of Financial Condition and Results of Operations.

(Dollars in thousands)

The actuarial assumptions used in the defined benefit pension plan and the postretirement medical and life insurance benefit plan were as follows:

Weighted-average assumptions as of the measurement date*	Pension Benefits			Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Discount Rate	5.98%	6.86%	6.25%	4.94%	6.93%	6.25%
Long-term rate of return on assets	8.50%	8.50%	8.50%	—	—	—
Rate of compensation increase	3.75% - 5.22%	3.75% - 5.22%	3.75%	—	—	—
Medical trend rates — non-medicare risk Pre-65	—	—	—	7.0% to 5.0%	7.5% to 5.0%	8.0% to 5.0%
Medical trend rates — non-medicare risk Post-65	—	—	—	9.0% to 5.0%	7.5% to 5.0%	8.0% to 5.0%
Prescription Drugs	—	—	—	9.0% to 5.0%	9.5% to 5.0%	10.0% to 5.0%
Medical trend rates — medicare risk HMO Post-65	—	—	—	9.0% to 5.0%	9.5% to 5.0%	10.0% to 5.0%

* The measurement date is December 31 for 2009 and 2008. The measurement date for 2007 is September 30.

For measurement purposes, the assumed annual rate increase in the per capita cost of non-Medicare covered health care benefits was 7.0% in 2009, decreased gradually to 5.0% in 2014, and Medicare covered health care benefits was 9.0%, decreased gradually to 5.0% in 2018.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A 100 basis point change in assumed health care cost trend rates would have the following effects:

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit costs	$ 13	$ (15)
Effect on postretirement benefit obligation for health care benefits	$256	$(302)

The components of net periodic pension and postretirement benefits are:

	Pension Benefits			Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Components of Net Periodic Pension/Postretirement Cost						
Service cost	$ 5,290	$ 5,419	$ 7,466	$ 173	$ 994	$ 889
Interest cost	11,003	10,319	9,655	1,412	1,771	1,736
Expected return on assets	(11,222)	(11,688)	(11,185)	—	—	—
Prior service costs	392	115	164	(90)	(406)	(541)
Cumulative net loss	3,031	2,983	5,346	63	211	407
Curtailment income	—	—	—	(10,239)	—	—
Adjustment for measurement date change						
Prior service cost/(credit)	—	44	—	—	(135)	—
Acturial loss	—	994	—	—	71	—
Net periodic pension/postretirement cost	$ 8,494	$ 8,186	$ 11,446	$ (8,681)	$2,506	$2,490

(Dollars in thousands)

Effective December 31, 2008, the Corporation adopted the final measurement provisions of ASC 715, which required the annual measurement date of a plan's assets and benefit obligations be as of the date of the employer's fiscal year-end statement of financial position. Prior to the adoption of this provision, the Corporation had elected a September 30 measurement date to value plan assets and benefit obligations. The following table summarized the effects of adopting the measurement date provision of ASC 715 on the consolidated balance sheet as of December 31, 2008:

	SFAS 158 Measurement Date Adoption Adjustments
Deferred taxes	$ 189
Total Assets	$ 189
Pension liabilities	$ 540
Total Liabilities	$ 540
Retained Earnings	$(843)
Accumulated other comprehensive loss	492
Total shareholders' equity	$(351)
Total liabilities and shareholders' equity	$ 189

(Dollars in thousands)

The following table sets forth the plans' funded status and amounts recognized in the Corporation's consolidated financial statements.

	Pension Benefits		Postretirement Benefits	
	2009	2008	2009	2008
Change in Benefit Obligation				
Projected Benefit Obligation (PBO)/,				
Accumulated Postretirement Benefit Obligation (APBO), beginning of year	$163,625	$168,722	$ 29,221	$ 29,448
Service cost	5,290	5,419	173	994
Interest cost	11,003	10,319	1,412	1,771
Plan Amendments	1,315	1,522	—	—
Participant contributions	—	—	612	946
Actuarial (loss) gain	22,033	(14,158)	482	(582)
Benefits paid	(9,907)	(12,133)	(2,254)	(4,048)
Curtailment gain	—	—	(9,971)	—
Adjustment for measurement date change	—	3,934	—	692
PBO/APBO, end of year	$193,359	$163,625	$ 19,675	$ 29,221
Change in Plan Assets				
Fair Value of Plan Assets, beginning of year	$ 99,860	$145,326	$ —	$ —
Actual return on plan assets	21,868	(32,017)	—	—
Participant contributions	—	—	612	946
Employer contributions	10,978	1,606	1,642	3,102
Benefits paid	(9,907)	(12,133)	(2,254)	(4,048)
Adjustment for measurement date change	—	(2,922)	—	—
Fair Value of Plan Assets, end of year	$122,799	$ 99,860	$ —	$ —
Funded Status	$ (70,560)	$ (63,765)	$(19,675)	$(29,221)
Prior service (benefits) costs	2,696	1,773	—	(3,790)
Cumulative net loss	87,647	79,290	2,220	5,234
Prepaid (accrued) pension/postretirement cost	$ 19,783	$ 17,298	$(17,455)	$(27,777)
Amounts recognized in the statement of financial condition consist of:				
Prepaid benefit cost	$ —	$ —	$ —	$ —
Accrued benefit liability	(70,560)	(63,765)	(19,675)	(29,221)
Intangible asset	—	—	—	—
Accumulated other comprehensive income	90,343	81,063	2,220	1,444
Net amount recognized	$ 19,783	$ 17,298	$(17,455)	$(27,777)

(Dollars in thousands)

Accumulated Benefit Obligation ("ABO") for the Corporation's pension plan was $172.7 million, and $143.9 million for the years ended December 31, 2009 and 2008, respectively. Information for those pension plans that had an ABO in excess of plan assets is as follows:

	Pension Benefits		Postretirement Benefits	
	2009	2008	2009	2008
Aggregate Projected benefit obligation	$193,359	$163,625	n/a	n/a
Aggregate accumulated benefit obligation	172,656	143,935	n/a	n/a
Aggregate fair value of plan assets	122,799	99,860	n/a	n/a

During the years ended December 31, 2009 and 2008, the Corporation received $0.1 million and $0.2 million, respectively, in subsidy payments under the Medicare Prescription Drug, Improvement and Modernization Act of 2003. At December 31, 2009, the projected benefit payments for the pension plans and the postretirement benefit plan, which reflect expected future service, as appropriate, and the Medicare subsidies, totaled $12.3 million and $2.5 million, in 2010 $12.3 million and $2.5 million, in 2011 $12.4 million and $2.2 million, in 2012 $12.2 million and $2.1 million in 2013, $12.7 million and $1.9 million in 2014, and $66.1 million and $6.7 million in years 2015 through 2023, respectively. The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations in the preceding tables.

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits		Postretirement Benefits	
	2009	2008	2009	2008
Prior service cost	$ 2,696	$ 1,773	$ —	$(3,790)
Cumulative net loss	87,647	79,290	2,220	5,234
Total amount recognized	$90,343	$81,063	$2,220	$ 1,444

Unrecognized Actuarial Gains and Losses. Actuarial gains and losses are changes in measures of the plan assets or benefit obligations that occur during a period because of differences between actual experience and assumptions, or that occur as a result of changes in one or more actuarial assumptions. Actuarial gains and losses can arise from differences between the expected and actual return on plan assets, from changes in the benefit obligation due to changes in discount rates, from changes in assumptions about future compensation increases, health care cost trend rates, or other factors.

Net unrecognized actuarial gains or losses and prior service costs are recognized as an adjustment to accumulated other comprehensive income, net of tax, in the period they arise and, subsequently, recognized as a component of net periodic benefit cost over the average remaining service period of the active employees which is in accordance with the provisions of ASC 715.

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (credit) during the next fiscal year are as follows:

	Pension	Postretirement	Total
Prior service cost	$ 393	$—	$ 393
Cumulative net loss	$5,707	$15	$5,722

(Dollars in thousands)

The following is a description of the valuation methodologies used to measure assets held by the pension plans at fair value.

- *United States government securities*: Valued at the closing price reported in the active market in which the individual security is traded.
- *United States government agency issues and corporate bonds*: Valued using independent evaluated prices which are based on observable inputs, such as available trade information, spreads, bids and offers, and United States Treasury curves.
- *Common stocks*: Valued at the closing price reported on the active market on which the individual securities are traded.
- *Mutual funds:* Valued at the net asset value (NAV) of shares held by the pension plans at year end as reported on the active market on which the mutual funds are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Corporation believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the pension plans' assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 3,600	$ —	$—	$ 3,600
United States government securities	—	4,225	—	4,225
United States government agency issues		5,748		5,748
Corporate bonds	—	7,926	—	7,926
Common stocks	33,418	—	—	33,418
Equity and fixed income mutual funds	67,882	—	—	67,882
Total assets at fair value	$104,900	$17,899	$—	$122,799

13. Share-Based Compensation

The Corporation's 1999, 2002 and 2006 Stock and Equity Plans (the "Plans") provide stock options and restricted stock awards to certain key employees (and to all full-time employees in the case of the 1999, 2002 and 2006 Plans) for up to 6,713,301 common shares of the Corporation. In addition, the 2002 and 2006 Plans provide for the granting of non-qualified stock options and nonvested (restricted) shares to certain non-employee directors of the Corporation. Outstanding options under these Plans are generally not exercisable for twelve months from date of grant. The total share-based compensation expense and recognized during the years ended December 31, 2009, 2008 and 2007 was $7.3 million, $4.5 million and $2.1 million, respectively, and the related tax benefit thereto was $2.6 million, $1.6 million and $0.7 million, respectively. Share-based compensation expense related to award granted to employees as well as award granted to directors is recorded in salaries, wages, pension and employee benefits in the consolidated statements of income and comprehensive income.

Certain of the Corporation's share-based award grants contain terms that provide for a graded vesting schedule whereby portions of the award vest in increments over the requisite service period. The Corporation has elected to recognize compensation expense for awards with graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Compensation expense is recognized based on the estimated number of stock options and awards for which service is to be rendered. Upon stock option exercise or stock unit conversion, it is the policy of the Corporation to issue shares from treasury stock.

(Dollars in thousands)

In accordance with the Corporation's stock option and nonvested (restricted) shares plans, employee participants that are 55 or older and have 15 years of service are eligible to retire. At retirement, all unvested awards continue to vest. Prior to the Plans' amendments during 2007, which eliminated post retirement vesting, all unvested awards at the time of retirement continued to vest. The Corporation accelerates the recognition of compensation costs for share-based awards granted to retirement-eligible employees prior and employees who become retirement-eligible is granted or modified, the compensation cost of these awards is recognized over the period up to the date the employee first becomes eligible to retire.

Stock Option Awards

Options under these Plans are granted with an exercise price equal to the market price of the Corporation's stock at the date of grant; those option awards generally vest based on 3 years of continuous service and have a 10 year contractual term. Options granted as incentive stock options must be exercised within ten years and options granted as non-qualified stock options have terms established by the Compensation Committee of the Board and approved by the non-employee directors of the Board. Upon termination, options are cancelable within defined periods based upon the reason for termination of employment.

The Black-Scholes option pricing model was used to estimate the fair market value of the options at the date of grant. This model was originally developed for use in estimating the fair value of traded options which have different characteristics from the Corporation's employee stock options. Because of these differences, the Black-Scholes model is not a perfect indicator of value of an employee stock option, but it is commonly used for this purpose. There were no options granted during the year ended December 31, 2009.

A summary of stock option activity under the Plans as of December 31, 2009 and 2008, and changes during the years then ended is as follows:

Options	Shares (000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (000's)
Outstanding at January 1, 2008	6,802	$25.64		
Granted	—	—		
Exercised	(126)	16.44		
Forfeited	(7)	24.25		
Expired	(560)	28.41		
Outstanding at December 31, 2008	6,109	$25.54	3.15	$691
Granted	—	—		
Shares from stock dividend	68	—		
Exercised	(154)	18.78		
Forfeited	(1)	24.28		
Expired	(1,472)	26.15		
Outstanding at December 31, 2009	4,550	$25.35	2.92	$402
Exercisable at December 31, 2008	6,010	$25.58	3.08	$691
Exercisable at December 31, 2009	4,542	$25.36	2.92	$402

There were no options granted in the years ended December 31, 2009 and 2008. The total intrinsic value of options exercised during the years ended December 31, 2009 and 2008 was $0.3 million and $1.2 million, respectively. Cash received from options exercised under all share-based payment arrangement for the years ended

(Dollars in thousands)

December 31, 2009 and 2008 was $2.9 million and $2.1 million, respectively. The actual tax benefit realized for the tax deduction from option exercise of the share-based payment arrangements totaled $0.1 million for the year ended December 31, 2009 and $0.4 million for the year ended December 31, 2008.

In June and September 2009, the Corporation issued a $0.13 stock dividend. The Corporation's Plan includes an anitdilution feature designed to equalize the fair value of the award as a result of an equity restructuring such as the stock dividend. The number of shares available for purchase and the option price were adjusted proportionately by the Board of Directors which resulted in 68,000 additional shares outstanding.

The Corporation has a policy of repurchasing shares on the open market to satisfy share option exercises. The Corporation repurchased 2.6 million common shares in the first quarter of 2006 which was adequate to cover option exercises for the full years 2009, 2008 and 2007.

At December 31, 2009 and 2008, there was $2.8 thousand and $0.1 million, respectively of unrecognized compensation cost related to stock options granted under the Plans which will be recognized over a weighted-average period of 0.30 years for the year ended December 31, 2009 and 0.53 years for the year ended December 31, 2008.

Nonvested Stock Awards

The market price of the Corporation's common shares at the date of grant is used to estimate the fair value of nonvested (restricted) stock awards. A summary of the status of the Corporation's nonvested shares as of December 31, 2009 and 2008 and changes during the years then ended, is as follows:

Nonvested (restricted) Shares	Shares (000's)	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2008	438	$21.72
Granted	410	19.88
Vested	(144)	21.87
Forfeited or expired	(26)	20.79
Nonvested at December 31, 2008	678	$20.61
Granted	554	16.53
Vested	(328)	21.18
Forfeited or expired	(54)	18.34
Nonvested at December 31, 2009	850	$17.88

As of December 31, 2009 and 2008, there was $4.3 million and $4.0 million, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 1.62 years for the year ended December 31, 2009 and 1.66 years for the year ended December 31, 2008. The total fair value of shares vested during the year ended December 31, 2009 and 2008 was $5.7 million and $3.0 million, respectively.

ASC 718, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards applies to entities that have share-based payment arrangements that entitle employees to receive dividends or dividend equivalents on equity-classified nonvested shares when those dividends or dividend equivalents are charged to retained earnings and result in an income tax deduction. Entities that have share-based payment arrangements that fall within the scope of ASC 718 are required to increase capital surplus for a realized income tax benefit associated with dividends or dividend equivalents paid to employees for equity classified nonvested equity awards. The Corporation adopted ASC

(Dollars in thousands)

718 on January 1, 2008 for dividends declared on share-based payment awards subsequent to this date. The adoption did not have a material impact on financial condition, results of operations, or liquidity.

14. Parent Company

Condensed financial information of FirstMerit Corporation (Parent Company only) is as follows:

Condensed Balance Sheets

	As of December 31,	
	2009	2008
Assets:		
Cash and due from banks	$ 26,002	$ 12,667
Investment securities	1,295	1,249
Loans to subsidiaries	128,550	103,550
Investment in subsidiaries, at equity in underlying value of their net assets	957,774	864,586
Other assets	9,466	9,494
Total Assets	$1,123,087	$991,546
Liabilities and Shareholders' Equity:		
Wholesale borrowings	$ 52,393	$ 52,440
Accrued and other liabilities	5,067	1,263
Shareholders' equity	1,065,627	937,843
Total Liabilities and Shareholders' Equity	$1,123,087	$991,546

Condensed Statements of Income

	Years Ended December 31,		
	2009	2008	2007
Income:			
Cash dividends from subsidiaries	$31,125	$112,591	$139,111
Other income	2,881	2,708	2,717
	34,006	115,299	141,828
Interest and other expenses	12,065	10,761	11,288
Income before federal income tax benefit and equity in undistributed income of subsidiaries	21,941	104,538	130,540
Federal income benefit	(3,336)	(2,250)	(2,581)
	25,277	106,788	133,121
Equity in undistributed income (loss) of subsidiaries	56,893	12,697	(10,094)
Net income	$82,170	$119,485	$123,027

(Dollars in thousands)

Condensed Statements of Cash Flows

	Years Ended December 31,		
	2009	2008	2007
Operating activities:			
Net income	$ 82,170	$ 119,485	$ 123,027
Adjustments to reconcile net income to net cash provided by operating activites:			
Equity in undistributed (income) loss of subsidiaries	(56,893)	(12,697)	10,094
Increase in Federal income tax payable	3,893	4,291	2,793
Other	(391)	2,177	(3,062)
Net cash provided by operating activities	28,779	113,256	132,852
Investing activities:			
Loans to subsidiaries	(318,000)	(186,500)	(115,000)
Repayment of loans to subsidiaries	293,000	173,500	74,500
Payments for investments in and advances to subsidiaries	(350)	—	—
Purchases of investment securities	(46)	(59)	(76)
Net cash used by investing activities	(25,396)	(13,059)	(40,576)
Financing activities:			
Conversion of subordinated debt	—	(366)	(40)
Proceeds from short-term borrowings	—	1,000	1,000
Repayment of short-term borrowings	(47)	(2,511)	—
Proceeds from issuance of preferred stock	125,000	—	—
Repurchase of preferred stock	(125,000)	—	—
Repurchase of common stock warrant	(5,025)	—	—
Proceeds from issuance of common stock	79,526	—	—
Cash dividends-preferred	(1,789)	—	—
Cash dividends-common stock	(63,891)	(93,825)	(93,331)
Proceeds from exercise of stock options	2,936	2,103	3,045
Purchase of treasury shares	(1,758)	(747)	(233)
Net cash provided (used) by financing activities	9,952	(94,346)	(89,559)
Net increase in cash and cash equivalents	13,335	5,851	2,717
Cash and cash equivalents at beginning of year	12,667	6,816	4,099
Cash and cash equivalents at end of year	$ 26,002	$ 12,667	$ 6,816

15. Segment Information

Management monitors the Corporation's results by an internal performance measurement system, which provides lines of business results and key performance measures. The profitability measurement system is based on internal management methodologies designed to produce consistent results and reflect the underlying economics of the businesses. The development and application of these methodologies is a dynamic process. Accordingly, these measurement tools and assumptions may be revised periodically to reflect methodological, product, and/or management organizational changes. Further, these tools measure financial results that support the strategic objectives and internal organizational structure of the Corporation. Consequently, the information presented is not necessarily comparable with similar information for other financial institutions.

A description of each business, selected financial performance, and the methodologies used to measure financial performance are presented below.

- *Commercial* — The commercial line of business provides a full range of lending, depository, and related financial services to middle-market corporate, industrial, financial, business banking (formerly known as small business), public entities, and leasing clients. Commercial also includes personal business from commercial loan clients in coordination with the Wealth Management segment. Products and services offered include commercial term loans, revolving credit arrangements, asset-based lending, leasing, commercial mortgages, real estate construction lending, letters of credit, cash management services and other depository products.

- *Retail* — The retail line of business includes consumer lending and deposit gathering, residential mortgage loan origination and servicing, and branch-based small business banking (formerly known as the "micro business" line). Retail offers a variety of retail financial products and services including consumer direct and indirect installment loans, debit and credit cards, debit gift cards, residential mortgage loans, home equity loans and lines of credit, deposit products, fixed and variable annuities and ATM network services. Deposit products include checking, savings, money market accounts and certificates of deposit.

- *Wealth* — The wealth line of business offers a broad array of asset management, private banking, financial planning, estate settlement and administration, credit and deposit products and services. Trust and investment services include personal trust and planning, investment management, estate settlement and administration services. Retirement plan services focus on investment management and fiduciary activities. Brokerage and insurance delivers retail mutual funds, other securities, variable and fixed annuities, personal disability and life insurance products and brokerage services. Private banking provides credit, deposit and asset management solutions for affluent clients.

- *Other* — The other line of business includes activities that are not directly attributable to one of the three principal lines of business. Included in the Other category are the parent company, eliminations companies, community development operations, the treasury group, which includes the securities portfolio, wholesale funding and asset liability management activities, and the economic impact of certain assets, capital and support function not specifically identifiable with the three primary lines of business.

The accounting policies of the lines of businesses are the same as those of the Corporation described in Note 1 (Summary of Significant Accounting Policies). Funds transfer pricing is used in the determination of net interest income by assigning a cost for funds used or credit for funds provided to assets and liabilities within each business unit. Assets and liabilities are match-funded based on their maturity, prepayment and/or repricing characteristics. As a result the three primary lines of business are generally insulated from changes in interest rates. Changes in net interest income due to changes in rates are reported in Other by the treasury group. Capital has been allocated on an economic risk basis. Loans and lines of credit have been allocated capital based upon their respective credit risk. Asset management holdings in the Wealth segment have been allocated capital based upon their respective market risk related to assets under management. Normal business operating risk has been allocated to each line of business by the level of noninterest expense. Mismatch between asset and liability cash flow as well as interest rate risk for mortgage servicing rights and the origination business franchise value have been allocated capital based upon their respective asset/liability management risk. The provision for loan loss is allocated based upon the actual net charge-offs of each respective line of business, adjusted for loan growth and changes in risk profile. Noninterest income and expenses directly attributable to a line of business are assigned to that line of business. Expenses for centrally provided services are allocated to the business line by various activity based cost formulas.

(Dollars in thousands)

The Corporation's business is conducted solely in the United States of America. The following tables present a summary of financial results as of and for the years ended December 31, 2009, 2008, and 2007:

December 31, 2009	Commercial	Retail	Wealth	Other	FirstMerit Consolidated
Operations:					
Net interest income	$ 154,504	$ 188,491	$ 17,846	$ (12,077)	$ 348,764
Provision for loan losses	24,110	60,780	8,085	5,458	98,433
Other income	41,344	104,212	32,342	32,403	210,301
Other expenses	92,470	194,848	37,838	27,661	352,817
Net income	51,524	24,098	2,771	3,777	82,170
Averages:					
Assets	$4,071,785	$2,864,636	$306,690	$3,550,383	$10,793,494
Loans	4,101,451	2,685,133	297,589	72,810	7,156,983
Earnings assets	4,135,791	2,712,068	297,589	2,779,786	9,925,234
Deposits	1,934,036	4,708,554	533,039	333,959	7,509,588
Economic Capital	258,925	188,586	42,796	559,618	1,049,925

December 31, 2008	Commercial	Retail	Wealth	Other	FirstMerit Consolidated
Operations:					
Net interest income	$ 156,403	$ 190,455	$ 16,614	$ (7,283)	$ 356,189
Provision for loan losses	19,990	37,962	1,056	(405)	58,603
Other income	40,516	113,995	33,855	13,070	201,436
Other expenses	89,808	191,027	36,589	13,209	330,633
Net income	56,628	49,049	8,336	5,472	119,485
Averages:					
Assets	$4,015,407	$2,931,259	$311,435	$3,291,341	$10,549,442
Loans	4,042,370	2,796,399	306,406	58,771	7,203,946
Earnings assets	4,076,392	2,832,885	306,406	2,514,226	9,729,909
Deposits	1,937,237	4,620,774	458,711	400,860	7,417,582
Economic Capital	241,663	192,114	41,937	460,374	936,088

(Dollars in thousands)

December 31, 2007	Commercial	Retail	Wealth	Other	FirstMerit Consolidated
Operations:					
Net interest income	$ 151,490	$ 193,231	$ 17,917	$ (25,092)	$ 337,546
Provision for loan losses	7,872	21,260	2,658	(955)	30,835
Other income	41,361	104,946	35,717	14,899	196,923
Other expenses	79,183	194,512	35,962	20,569	330,226
Net income	68,767	53,562	9,759	(9,061)	123,027
Averages:					
Assets	$3,742,894	$2,998,057	$340,716	$3,237,121	$10,318,788
Loans	3,762,293	2,840,612	339,259	29,300	6,971,464
Earnings assets	3,801,143	2,891,424	339,324	2,450,868	9,482,759
Deposits	1,898,925	4,729,292	436,072	389,632	7,453,921
Economic Capital	243,845	191,899	47,237	392,545	875,526

16. Fair Value Measurement

As defined in ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market or most advantageous market for the asset or liability. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Corporation's assets and liabilities using valuation models or third-party pricing services. Both of these approaches rely on market-based parameters when available, such as interest rate yield curves, option volatilities and credit spreads, or unobservable inputs. Unobservable inputs may be based on management's judgment, assumptions and estimates related to credit quality, liquidity, interest rates and other relevant inputs.

GAAP establishes a three-level valuation hierarchy for determining fair value that is based on the transparency of the inputs used in the valuation process. The inputs used in determining fair value in each of the three levels of the hierarchy, highest ranking to lowest, are as follow:

- *Level 1* — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.
- *Level 2* — Valuations of assets and liabilities traded in less active dealer or broker markets. Valuations include quoted prices for similar assets and liabilities traded in the same market; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- *Level 3* — Valuations based on unobservable inputs significant to the overall fair value measurement.

The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the overall fair value measurement.

(Dollars in thousands)

Financial Instruments Measured at Fair Value

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Available-for-sale securities	$3,264	$2,513,291	$42,447	$2,559,002
Residential loans held for sale	—	16,828	—	16,828
Derivative assets	—	28,120	—	28,120
Total assets at fair value on a recurring basis	$3,264	$2,558,239	$42,447	$2,603,950
Derivative liabilities	—	58,486	—	58,486
Total liabilities at fair value on a recurring basis	$ —	$ 58,486	$ —	$ 58,486

Note: There were no significant transfers between Levels 1 2 of the hierarchy during the year ended December 31, 2009,

Available-for-sale securities. When quoted prices are available in an active market, securities are valued using the quoted price and are classified as Level 1. The quoted prices are not adjusted. Level 1 instruments include money market mutual funds.

For certain available-for sale securities, the Corporation obtains fair value measurements from an independent third party pricing service or independent brokers. The detail by level is shown in the table below.

		Level 2		Level 3
	# Issues	Independent Pricing Service	# Issues	Independent Broker Quotes
U.S. government agencies	3	$ 31,897	—	$ —
U.S States and political subdivisions	469	294,119	—	—
Residential mortgage-backed securities:				
U.S. government agencies	175	1,604,965	—	—
Residential collateralized mortgage securities:				
U.S. government agencies	57	582,305	1	2
Non-agency	1	5	1	17
Corporate debt securities	—	—	8	42,428
	705	$2,513,291	10	$42,447

Available-for-sale securities classified as Level 2 are valued using the prices obtained from an independent pricing service. The prices are not adjusted. The independent pricing service uses industry-standard models to price U.S. Government agencies and MBSs that consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Securities of obligations of state and political subdivisions are valued using a type of matrix, or grid, pricing in which securities are benchmarked against the treasury rate based on credit rating. For collateralized mortgage securities, depending on the characteristics of a given tranche, a volatility driven multidimensional static model or Option-Adjusted Spread model is generally used. Substantially all assumptions used by the independent pricing service are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. On a quarterly basis, the Corporation obtains from the independent pricing service the inputs used to value a sample of securities held in portfolio. The Corporation reviews these inputs to ensure the appropriate classification, within the fair value hierarchy, is ascribed to a fair value measurement in its entirety. In addition, all fair value measurement are reviewed to determine the reasonableness of the measurement relative to changes in observable market data and market information received from outside market participants and analysts.

Available-for-sale securities classified as level 3 securities are primarily single issuer trust preferred securities. These trust preferred securities, which represent less than 1% of the portfolio at fair value, are valued based on the average of two non-binding broker quotes. Since these securities are thinly traded, the Corporation has determined that the using an average of two non-binding broker quotes is a more conservative valuation methodology. The non-binding nature of the pricing results in a classification as Level 3.

Loans held for sale. Effective August 1, 2008, the Corporation elected to account for residential mortgage loans originated subsequent to such date at fair value. Previously, these residential loans had been recorded at the lower of cost or market value. These loans are regularly traded in active markets through programs offered by the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"), and observable pricing information is available from market participants. The prices are adjusted as necessary to include any embedded servicing value in the loans and to take into consideration the specific characteristics of certain loans. These adjustments represent unobservable inputs to the valuation but are not considered significant to the fair value of the loans. Accordingly, residential real estate loans held for sale are classified as Level 2.

Derivatives. The Corporation's derivatives include interest rate swaps and written loan commitments and forward sales contracts related to residential mortgage loan origination activity. Valuations for interest rate swaps are derived from third party models whose significant inputs are readily observable market parameters, primarily yield curves, with appropriate adjustments for liquidity and credit risk. These fair value measurements are classified as Level 2. The fair values of written loan commitments and forward sales contracts on the associated loans are based on quoted prices for similar loans in the secondary market, consistent with the valuation of residential mortgage loans held for sale. Expected net future cash flows related to loan servicing activities are included in the fair value measurement of written loan commitments. A written loan commitment does not bind the potential borrower to entering into the loan, nor does it guarantee that the Corporation will approve the potential borrower for the loan. Therefore, when determining fair value, the Corporation makes estimates of expected "fallout" (locked pipeline loans not expected to close), using models, which consider cumulative historical fallout rates and other factors. Fallout can occur for a variety of reasons including falling rate environments when a borrower will abandon a fixed rate loan commitment at one lender and enter into a new lower fixed rate loan commitment at another, when a borrower is not approved as an acceptable credit by the lender, or for a variety of other non-economic reasons. Fallout is not a significant input to the fair value of the written loan commitments in their entirety. These measurements are classified as Level 2.

Derivative assets are typically secured through securities with financial counterparties or cross collateralization with a borrowing customer. Derivative liabilities are typically secured through the Corporation pledging securities to financial counterparties or, in the case of a borrowing customer, by the right of setoff. The Corporation considers factors such as the likelihood of default by itself and its counterparties, right of setoff, and remaining maturities in determining the appropriate fair value adjustments. All derivative counterparties approved by the Corporation's Asset and Liability Committee are regularly reviewed, and appropriate business action is taken to adjust the exposure to certain counterparties, as necessary. Counterparty exposure is evaluated by netting positions that are subject to master netting agreements, as well as considering the amount of marketable collateral securing the position. This approach used to estimate impacted exposures to counterparties is also used by the Corporation to estimate its own credit risk on derivative liability positions. To date, no material losses due to counterparty's inability to pay any uncollateralized position have been incurred. There was no significant change in value of derivative assets and liabilities attributed to credit risk for the year ended December 31, 2009.

(Dollars in thousands)

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2009 are summarized follows:

	Fair Value January 1, 2009	Total realized/unrealized gains/(losses)(a)	Purchases, sales issuances settlements, net	Transfers	Fair Value twelve months ended December 31, 2009	Total changes in fair values included in current period earnings
Other debt securities	$31,385	$11,062	$—	$—	$42,447	$—

(a) Reported in other comprehensive income (loss)

Certain financial assets and liabilities are measured at fair value on a nonrecurring basis. Generally, nonrecurring valuations are the result of applying accounting standards that require assets or liabilities to be assessed for impairment, or recorded at the lower-of-cost or fair value. The following table presents the balances of assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Mortgage servicing rights	$—	$—	$ 22,241	$ 22,241
Impaired and nonaccrual loans	—	—	71,349	71,349
Other property(1)	—	—	13,265	13,265
Total assets at fair value on a nonrecurring basis	$—	$—	$106,855	$106,855

(1) Represents the fair value, and related change in the value, of foreclosed real estate and other collateral owned by the Corporation during the period.

Mortgage Servicing Rights. The Corporation carries its mortgage servicing rights at lower of cost or fair value, and therefore, can be subject to fair value measurements on a nonrecurring basis. Since sales of mortgage servicing rights tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of mortgage servicing rights. As such, like other participants in the mortgage banking business, the Corporation relies primarily on a discounted cash flow model, incorporating assumptions about loan prepayment rates, discount rates, servicing costs and other economic factors, to estimate the fair value of its mortgage servicing rights. Since the valuation model uses significant unobservable inputs, the Corporation classifies mortgage servicing rights as Level 3.

The Corporation utilizes a third party vendor to perform the modeling to estimate the fair value of its mortgage servicing rights. The Corporation reviews the estimated fair values and assumptions used by the third party in the model on a quarterly basis. The Corporation also compares the estimates of fair value and assumptions to recent market activity and against its own experience.

Prepayment Speeds: Generally, when market interest rates decline and other factors favorable to prepayments occur there is a corresponding increase in prepayments as customers refinance existing mortgages under more favorable interest rate terms. When a mortgage loan is prepaid the anticipated cash flows associated with servicing that loan are terminated, resulting in a reduction of the fair value of the capitalized mortgage servicing rights. To the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments and could result in significant earnings volatility. To estimate prepayment speeds, the Corporation utilizes a third-party prepayment model, which is based upon statistically derived data linked to certain key principal indicators involving historical borrower prepayment activity associated with mortgage loans in the secondary market, current market interest rates and other factors, including the Corporation's own historical prepayment experience. For purposes of model valuation, estimates are made for each product type within the mortgage servicing rights portfolio on a monthly basis.

Discount Rate: Represents the rate at which expected cash flows are discounted to arrive at the net present value of servicing income. Discount rates will change with market conditions (i.e., supply vs. demand) and be reflective of the yields expected to be earned by market participants investing in mortgage servicing rights.

Cost to Service: Expected costs to service are estimated based upon the incremental costs that a market participant would use in evaluating the potential acquisition of mortgage servicing rights.

Float Income: Estimated float income is driven by expected float balances (principal, interest and escrow payments that are held pending remittance to the investor or other third party) and current market interest rates, including the six month average of the three-month LIBOR index, which are updated on a monthly basis for purposes of estimating the fair value of mortgage servicing rights.

Impaired and nonaccrual loans. Fair value adjustments for these items typically occur when there is evidence of impairment. Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. The Corporation measures fair value based on the value of the collateral securing the loans. Collateral may be in the form of real estate or personal property including equipment and inventory. The vast majority of the collateral is real estate. The value of the collateral is determined based on internal estimates as well as third party appraisals or price opinions. These measurements were classified as Level 3.

Other Property. Other property includes foreclosed assets and properties securing residential and commercial loans. Assets acquired through, or in lieu of, loan foreclosures are recorded initially at the lower of the loan balance or fair value, less estimated selling costs, upon the date of foreclosure. Fair value is based upon appraisals or third-party price opinions and, accordingly, considered a Level 3 classification. Subsequent to foreclosure, valuations are updated periodically, and the assets may be marked down further, reflecting a new carrying amount.

Disclosures about Fair Value of Financial Instruments

The carrying amount and fair value of the Corporation's financial instruments are shown below.

(Dollars in thousands)

The following methods and assumptions were used to estimate the fair values of each class of financial instrument presented:

	At December 31,			
	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Investment securities	$2,744,838	$2,744,838	$2,772,848	$2,772,848
Net loans	6,808,397	6,362,674	7,321,856	6,727,645
Loan held for sale	16,828	16,828	11,141	11,141
Cash and due from banks	161,033	161,033	178,406	178,406
Accrued interest receivable	39,274	39,274	42,481	42,481
Mortgage servicing rights	20,784	22,241	18,778	18,803
Derivative assets	28,120	28,120	42,445	42,445
Financial liabilities:				
Deposits	$7,515,796	$7,519,604	$7,597,679	$7,620,870
Federal funds purchased and securities sold under agreements to repurchase	996,345	998,645	921,390	921,808
Wholesale borrowings	740,105	745,213	1,344,195	1,350,942
Accrued interest payable	11,336	11,336	29,018	29,018
Derivative liabilities	58,486	58,486	99,881	99,881

Investment Securities — See Financial Instruments Measured at Fair Value above.

Net loans — The loan portfolio was segmented based on loan type and repricing characteristics. Carrying values are used to estimate fair values of variable rate loans. A discounted cash flow method was used to estimate the fair value of fixed-rate loans. Discounting was based on the contractual cash flows, and discount rates are based on the year-end yield curve plus a spread that reflects current pricing on loans with similar characteristics. If applicable, prepayment assumptions are factored into the fair value determination based on historical experience and current economic conditions.

Loans held for sale — The majority of loans held for sale are residential mortgage loans which are recorded at fair value. All other loans held for sale are recorded at the lower of cost or market, less costs to sell. See Financial Instruments Measured at Fair Value above.

Cash and due from banks — The carrying amount is considered a reasonable estimate of fair value.

Accrued interest receivable — The carrying amount is considered a reasonable estimate of fair value.

Mortgage servicing rights — See Financial Instruments Measured at Fair Value above.

Deposits — The estimated fair value of deposits with no stated maturity, which includes demand deposits, money market accounts and other savings accounts, are established at carrying value because of the customers' ability to withdraw funds immediately. A discounted cash flow method is used to estimate the fair value of fixed rate time deposits. Discounting was based on the contractual cash flows and the current rates at which similar deposits with similar remaining maturities would be issued.

Federal funds purchased and securities sold under agreements to repurchase and wholesale borrowings — The carrying amount of variable rate borrowings including federal funds purchased is considered to be their fair value. Quoted market prices or the discounted cash flow method was used to estimate the fair value of the Corporation's long-

(Dollars in thousands)

term debt. Discounting was based on the contractual cash flows and the current rate at which debt with similar terms could be issued.

Accrued interest payable — The carrying amount is considered a reasonable estimate of fair value.

Derivative assets and liabilities — See Financial Instruments Measured at Fair Value above.

Financial instruments recorded at Fair Value

The Corporation may elect to report most financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in net income. This election can be made at the acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made.

Effective August 1, 2008, the Corporation elected to fair value newly originated conforming fixed-rate and adjustable-rate first mortgage loans held for sale. Previously, these loans had been recorded at the lower of cost or market value. The election of the fair value option aligns the accounting for these loans with the related hedges. It also eliminates the requirements of hedge accounting under GAAP. The fair value option was not elected for loans held for investment.

The following table reflects the differences, as of December 31, 2009, between the fair value carrying amount of residential mortgages held for sale and the aggregate unpaid principal amount the Corporation is contractually entitled to receive at maturity. None of these loans were 90 days or more past due, nor were any on nonaccrual status.

	Fair Value Carrying Amount	Aggregate Unpaid Principal	Fair Value Carrying Amount Less Aggregate Unpaid Principal
Loans held for sale reported at fair value	$16,828	$16,679	$149

Interest income on loans held for sale is accrued on the principal outstanding primarily using the "simple-interest" method.

Loans held for sale are measured at fair value with changes in fair value recognized in current earnings. The change in fair value included in earnings for the year ended December 31, 2009 was not significant.

17. Derivatives and Hedging Activities

The Corporation, through its mortgage banking and risk management operations, is party to various derivative instruments that are used for asset and liability management and customers' financing needs. Derivative instruments are contracts between two or more parties that have a notional amount and underlying variable, require no net investment and allow for the net settlement of positions. The notional amount serves as the basis for the payment provision of the contract and takes the form of units, such as shares or dollars. The underlying variable represents a specified interest rate, index or other component. The interaction between the notional amount and the underlying variable determines the number of units to be exchanged between the parties and influences the market value of the derivative contract. Derivative assets and liabilities are recorded at fair value on the balance sheet and do not take into account the effects of master netting agreements. Master netting agreements allow the Corporation to settle all derivative contracts held with a single counterparty on a net basis, and to offset net derivative positions with related collateral, where applicable.

The predominant derivative and hedging activities include interest rate swaps and certain mortgage banking activities. Generally, these instruments help the Corporation manage exposure to market risk, and meet customer financing needs. Market risk represents the possibility that economic value or net interest income will be adversely

(Dollars in thousands)

affected by fluctuations in external factors, such as interest rates, market-driven rates and prices or other economic factors.

Derivatives Designated in Hedge Relationships

The Corporation uses interest rate swaps to modify its exposure to interest rate risk. For example, the Corporation employs fair value hedging strategies to convert specific fixed-rate loans into variable-rate instruments. Gains or losses on the derivative instrument as well as the offsetting gains or losses on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings. The Corporation also employs cash flow hedging strategies to effectively convert certain floating-rate liabilities into fixed-rate instruments. The effective portion of the gains or losses on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings. The remaining gains or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, are recognized in the current earnings.

At December 31, 2009 and 2008, the notional or contractual amounts and fair value of the Corporation's derivatives designated in hedge relationships were as follows:

	Asset Derivatives				Liability Derivatives			
	December 31, 2009		December 31, 2008		December 31, 2009		December 31, 2008	
	Notional/ Contract Amount	Fair Value(a)	Notional/ Contract Amount	Fair Value(a)	Notional/ Contract Amount	Fair Value(b)	Notional/ Contract Amount	Fair Value(b)
Interest rate swaps:								
Fair value hedges	$1,452	$—	$—	$—	$398,895	$27,769	$479,801	$49,552
Cash flow hedges	—	—	—	—	—	—	100,000	875
Total	$1,452	$—	$—	$—	$398,895	$27,769	$579,801	$50,427

(a) Included in Other Assets on the Consolidate Balance Sheet

(b) Included in Other Liabilities on the Consolidated Balance Sheet

Through the Corporation's Fixed Rate Advantage Program ("FRAP Program") a customer received a fixed interest rate commercial loan and the Corporation subsequently converted that fixed rate loan to a variable rate instrument over the term of the loan by entering into an interest rate swap with a dealer counterparty. The Corporation receives a fixed rate payment from the customer on the loan and pays the equivalent amount to the dealer counterparty on the swap in exchange for a variable rate payment based on the one month London Inter-Bank Offered Rate ("LIBOR") index. These interest rate swaps are designated as fair value hedges. Through application of the "short cut method of accounting", there is an assumption that the hedges are effective. The Corporation discontinued originating interest rate swaps under the FRAP program in February 2008 and subsequently began a new interest rate swap program for commercial loan customers, termed the Back-to-Back Program.

The Corporation entered into Federal Funds interest rate swaps to lock in a fixed rate to offset the risk of future fluctuations in the variable interest rate on Federal Funds borrowings. The Corporation entered into a swap with the counterparty during which time the Corporation paid a fixed rate and received a floating rate based on the current effective Federal Funds rate. The Corporation then borrowed Federal Funds in an amount equal to at least the outstanding notional amount of the swap(s) which resulted in the Corporation being left with a fixed rate instrument. These instruments were designated as cash flow hedges. The last Federal Funds interest rate swap matured in the quarter ended March 31, 2009, and there were no Federal Funds interest rate swaps outstanding as of December 31, 2009.

(Dollars in thousands)

For the years ended December 31, 2009, 2008 and 2007, the amount of the hedge effectiveness on cash flow hedges recognized in OCI and reclassified from OCI into other income as well as the amount of hedge ineffectiveness recognized in other income was as follows:

	Year Ended								
	December 31, 2009			December 31, 2008			December 31, 2007		
	Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)	Gain/(Loss) Reclassified from Accumulated OCI into Income	Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion)	Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)	Gain/(Loss) Reclassified from Accumulated OCI into Income	Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion)	Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)	Gain/(Loss) Reclassified from Accumulated OCI into Income	Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion)
Interest rate swaps	$—	$692	$328	$94	$(974)	$601	$(1,249)	$(611)	$(36)

Derivatives Not Designated in Hedge Relationships

At December 31, 2009 and 2008, the notional or contractual amounts and fair value of the Corporation's derivatives not designated in hedge relationships were as follows:

	Asset Derivatives				Liability Derivatives			
	December 31, 2009		December 31, 2008		December 31, 2009		December 31, 2008	
	Notional/ Contract Amount	Fair Value(a)	Notional/ Contract Amount	Fair Value(a)	Notional/ Contract Amount	Fair Value(b)	Notional/ Contract Amount	Fair Value(b)
Interest rate swaps	$639,285	$26,840	$469,133	$42,371	$686,947	$30,717	$519,815	$49,454
Mortgage loan commitments	55,023	396	58,021	591	—	—	—	—
Forward sales contracts	67,085	884	67,027	(517)	—	—	—	—
TBA Securities	—	—	—	—	—	—	—	—
Credit contracts	—	—	—	—	62,458	—	88,848	—
Other	—	—	—	—	18,171	—	10,897	—
Total	$761,393	$28,120	$594,181	$42,445	$767,576	$30,717	$619,560	$49,454

(a) Included in Other Assets on the Consolidate Balance Sheet

(b) Included in Other Liabilities on the Consolidated Balance Sheet

Interest Rate Swaps. In 2008, the Corporation implemented the Back-to-Back Program, which is an interest rate swap program for commercial loan customers. The Back-to-Back Program provides the customer with a fixed rate loan while creating a variable rate asset for the Corporation through the customer entering into an interest rate swap with the Corporation on terms that match the loan. The Corporation offsets its risk exposure by entering into an offsetting interest rate swap with a dealer counterparty. These swaps do not qualify as designated hedges, therefore, each swap is accounted for as a standalone derivative.

The Corporation has other interest rate swaps associated with fixed rate commercial loans with a notional value of $47.7 million as of December 31, 2009. These swaps are also accounted for as standalone derivatives. This portfolio of interest rate swaps was terminated in January 2010.

Mortgage banking. In the normal course of business, the Corporation sells originated mortgage loans into the secondary mortgage loan markets. During the period of loan origination and prior to the sale of the loans in the secondary market, the Corporation has exposure to movements in interest rates associated with mortgage loans that are in the "mortgage pipeline" and the "mortgage warehouse". A pipeline loan is one in which the Corporation has entered into a written mortgage loan commitment with a potential borrower that will be held for resale. Once a mortgage loan is closed and funded, it is included within the mortgage warehouse of loans awaiting sale and delivery into the secondary market.

Written loan commitments that relate to the origination of mortgage loans that will be held for resale are considered free-standing derivatives and do not qualify for hedge accounting. Written loan commitments generally have a term of up to 60 days before the closing of the loan. The loan commitment does not bind the potential borrower to entering into the loan, nor does it guarantee that the Corporation will approve the potential borrower for the loan. Therefore, when determining fair value, the Corporation makes estimates of expected "fallout" (loan commitments not expected to close), using models, which consider cumulative historical fallout rates and other factors. Fallout can occur for a variety of reasons including falling rate environments when a borrower will abandon an interest rate lock loan commitment at one lender and enter into a new lower interest rate lock loan commitment at another, when a borrower is not approved as an acceptable credit by the lender, or for a variety of other non-economic reasons. In addition, expected net future cash flows related to loan servicing activities are included in the fair value measurement of a written loan commitment.

Written loan commitments in which the borrower has locked in an interest rate results in market risk to the Corporation to the extent market interest rates change from the rate quoted to the borrower. The Corporation economically hedges the risk of changing interest rates associated with its interest rate lock commitments by entering into forward sales contracts.

The Corporation's warehouse (mortgage loans held for sale) is subject to changes in fair value, due to fluctuations in interest rates from the loan's closing date through the date of sale of the loan into the secondary market. Typically, the fair value of the warehouse declines in value when interest rates increase and rises in value when interest rates decrease. To mitigate this risk, the Corporation enters into forward sales contracts on a significant portion of the warehouse to provide an economic hedge against those changes in fair value.

Effective August 1, 2008, the Corporation elected to fair value, on a prospective basis, newly originated conforming fixed-rate and adjustable-rate first mortgage warehouse loans. Prior to this election, all warehouse loans were carried at the lower of cost or market and a hedging program was utilized on its mortgage loans held for sale to gain protection for the changes in fair value of the mortgage loans held for sale and the forward sales contracts. As such, both the mortgage loans held for sale and the forward sales contracts were recorded at fair value with ineffective changes in value recorded in current earnings as Loan sales and servicing income. Upon the Corporation's election to prospectively account for substantially all of its mortgage loan warehouse products at fair value it discontinued the application of designated hedging relationships for new originations.

The Corporation periodically enters into derivative contracts by purchasing TBA Securities which are utilized as economic hedges of its MSRs to minimize the effects of loss of value of MSRs associated with increase prepayment activity that generally results from declining interest rates. In a rising interest rate environment, the value of the MSRs generally will increase while the value of the hedge instruments will decline. The hedges are economic hedges only, and are terminated and reestablished as needed to respond to changes in market conditions. The Corporation held no outstanding TBA Securities contracts as of December 31, 2009 and 2008.

Credit contracts. Prior to implementation of the Back-to-Back Program, certain of the Corporation's commercial loan customers entered into interest rate swaps with unaffiliated dealer counterparties. The Corporation entered into swap participations with these dealer counterparties whereby the Corporation guaranteed payment in the event that the counterparty experienced a loss on the interest rate swap due to a failure to pay by the Corporation's commercial loan customer. The Corporation simultaneously entered into reimbursement agreements with the commercial loan customers obligating the customers to reimburse the Corporation for any payments it makes under the swap participations. The Corporation monitors its payment risk on its swap participations by monitoring the creditworthiness of its commercial loan customers, which is based on the normal credit review process the Corporation would

(Dollars in thousands)

have performed had it entered into these derivative instruments directly with the commercial loan customers. At December 31, 2009, the remaining terms on these swap participation agreements generally ranged from one to nine years. The Corporation's maximum estimated exposure to written swap participations, as measured by projecting a maximum value of the guaranteed derivative instruments based on interest rate curve simulations and assuming 100% default by all obligors on the maximum values, was approximately $4.2 million as of December 31, 2009. The fair values of the written swap participations were not material at December 31, 2009 and 2008.

Gains and losses recognized in income on non-designated hedging instruments for the years ended December 31, 2009, 2008 and 2007 are as follows:

Derivatives not designated as hedging instruments	Location of Gain/(Loss) Recognized in Income on Derivative	Amount of Gain/(Loss) Recognized in Income on Derivative		
		Year Ended		
		December 31, 2009	December 31, 2008	December 31, 2007
Interest rate swaps	Other expense	$(3,877)	$ —	—
Mortgage loan commitments	Other income	(195)	591	—
Forward sales contracts	Other income	1,401	(517)	—
TBA Securities	Other income	(4,451)	2,051	—
Credit contracts	Other income	—	—	—
Total		$(7,122)	$2,125	—

Counterparty Credit Risk

Like other financial instruments, derivatives contain an element of "credit risk"— the possibility that the Corporation will incur a loss because a counterparty, which may be a bank, a broker-dealer or a customer, fails to meet its contractual obligations. This risk is measured as the expected positive replacement value of contracts. All derivative contracts may be executed only with exchanges or counterparties approved by the Corporation's Asset and Liability Committee, and only within the Corporation's Board of Directors Credit Committee approved credit exposure limits. Where contracts have been created for customers, the Corporation enters into derivatives with dealers to offset its risk exposure. To manage the credit exposure to exchanges and counterparties, the Corporation generally enters into bilateral collateral agreements using standard forms published by the International Swaps and Derivatives Association ("ISDA"). These agreements are to include thresholds of credit exposure or the maximum amount of unsecured credit exposure which the Corporation is willing to assume. Beyond the threshold levels, collateral in the form of securities made available from the investment portfolio or other forms of collateral acceptable under the bilateral collateral agreements are provided. The threshold levels for each counterparty are established by the Corporation's Asset and Liability Committee. The Corporation generally posts collateral in the form of highly rated Government Agency issued bonds or MBSs. Collateral posted against derivative liabilities was $70.0 million and $99.4 million as of December 31, 2009 and 2008, respectively.

(Dollars in thousands)

18. Commitments and Contingencies

Obligations Under Non-cancelable Leases

The Corporation is obligated under various non-cancelable operating leases on branch offices. Minimum future rental payments under non-cancelable operating leases at December 31, 2009 are as follows:

At December 31,	Lease Commitments
2010	$ 5,370
2011	4,909
2012	4,068
2013	3,492
2014	2,787
2015-2028	11,282
	$31,908

Commitments to Extend Credit

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Loan commitments to originate residential mortgage loans held for sale and forward commitments to sell residential mortgage loans are considered derivative instruments, and the fair value of these commitments is recorded on the consolidated balance. Additional information is provided in Note 17 (Derivatives and Hedging Activities). Commitments generally are extended at the then prevailing interest rates, have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon the total commitment amounts do not necessarily represent future cash requirements. Loan commitments involve credit risk not reflected on the balance sheet. The Corporation mitigates exposure to credit risk with internal controls that guide how applications for credit are reviewed and approved, how credit limits are established and, when necessary, how demands for collateral are made. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Management evaluates the creditworthiness of each prospective borrower on a case-by-case basis and, when appropriate, adjusts the allowance for probable credit losses inherent in all commitments. Additional information pertaining to this allowance is included in Note 4 (Loans and Allowance for Loan Losses) and under the heading "Allowance for Loan Losses and Reserve for Unfunded Lending Commitments" within *Management's Discussion and Analysis of Financial Condition and Results of Operation* of this report.

The following table shows the remaining contractual amount of each class of commitments to extend credit as of December 31, 2009 and 2008. This amount represents the Corporation's maximum exposure to loss if the customer were to draw upon the full amount of the commitment and subsequently default on payment for the total amount of the then outstanding loan.

	At December 31,	
	2009	2008
Loan Commitments		
Commerical	$1,397,045	$1,335,749
Consumer	1,596,834	1,699,648
Total loan commitments	$2,993,879	$3,035,397

(Dollars in thousands)

Guarantees

The Corporation is a guarantor in certain agreements with third parties. The following table shows the types of guarantees the Corporation had outstanding as of December 31, 2009 and 2008.

	At December 31,	
	2009	2008
Financial guarantees		
Standby letters of credit	$156,374	$160,805
Loans sold with recourse	60,068	81,779
Total loan commitments	$216,442	$242,584

Standby letters of credit obligate the Corporation to pay a specified third party when a customer fails to repay an outstanding loan or debt instrument, or fails to perform some contractual nonfinancial obligation. The credit risk involved in issuing letters of credit is essentially the same as involved in extending loan facilities to customers. Collateral held varies, but may include marketable securities, equipment and real estate. Any amounts drawn under standby letters of credit are treated as loans; they bear interest and pose the same credit risk to the Corporation as a loan. Except for short-term guarantees of $91.7 million and $82.0 million at December 31, 2009 and 2008, respectively, the remaining guarantees extend in varying amounts through 2014.

In recourse arrangements, the Corporation accepts 100% recourse. By accepting 100% recourse, the Corporation is assuming the entire risk of loss due to borrower default. The Corporation uses the same credit policies originating loans which will be sold with recourse as it does for any other type of loan. The Corporation's exposure to credit loss, if the borrower completely failed to perform and if the collateral or other forms of credit enhancement all prove to be of no value, is represented by the notional amount less any allowance for possible loan losses. An allowance of $3.0 million and $5.3 million was established as of December 31, 2009 and 2008, respectively.

Litigation

The Corporation and its subsidiaries are from time to time engaged in various matters of litigation, other assertions of improper or fraudulent loan practices or lending violations, and other matters. In addition, as part of the ordinary course of business, the Corporation and its subsidiaries are parties to litigation involving claims to the ownership of funds in particular accounts, the collection of delinquent accounts, challenges to security interests in collateral, and foreclosure interests, that is incidental to its regular business activities. While the ultimate liability with respect to these other litigation matters and claims cannot be determined at this time, the Corporation believes that damages, if any, and other amounts relating to pending matters are not likely to be material to the consolidated financial position or results of operations. Reserves are established for these various matters of litigation, when appropriate under ASC Topic 450, *Contingencies*, based in part upon the advice of legal counsel.

19. Shareholders' Equity

Capital Transactions

On January 9, 2009, the Corporation completed the sale to the United States Department of the Treasury (the "Treasury") of $125.0 million of newly issued FirstMerit non-voting preferred shares as part of the Treasury's Troubled Assets Relief Program ("TARP") Capital Purchase Program ("CPP"). FirstMerit issued and sold to the Treasury for an aggregate purchase price of $125.0 million in cash (1) 125,000 shares of FirstMerit's Fixed Rate Cumulative Perpetual Preferred Shares, Series A, each without par value and having a liquidation preference of $1,000 per share, and (2) a warrant to purchase 952,260 FirstMerit common shares, each without par value, at an exercise price of $19.69 per share.

(Dollars in thousands)

On April 22, 2009, the Corporation repurchased of all 125,000 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A for $126.2 million which included all accrued and unpaid dividends as well as the unamortized discount on the preferred stock.

On May 27, 2009, the Corporation completed the repurchase of the warrant held by the Treasury. The Corporation paid $5.0 million to the Treasury to repurchase the warrant.

On May 6, 2009, the Corporation entered into a Distribution Agency Agreement with Credit Suisse Securities (USA) LLC ("Credit Suisse") pursuant to which the Corporation, from time to time, may offer and sell shares of the Corporation's common stock. Sales of the common stock are made by means of ordinary brokers' transactions on the Nasdaq Global Select Market at market prices, in block transactions, or as otherwise agreed with Credit Suisse. At December 31, 2009, the Corporation had sold 4.3 million shares with an average value of $18.98 per share and has authorization to raise an additional $19.0 million through this program.

Earnings per Share

The reconciliation of the numerator and denominator used in the basic earnings per share calculation to the numerator and denominator used in the diluted earnings per share calculation is presented as follows:

	Years Ended December 31,		
	2009	2008	2007
Basic EPS:			
Net income	$ 82,170	$ 119,485	$ 123,027
Less: preferred dividend	(6,167)	—	—
Less: accretion of preferred stock discount	(204)	—	—
Net income available to common shareholders	$ 75,799	$ 119,485	$ 123,027
Average common shares outstanding*	84,678,045	82,059,662	81,593,144
Basic net income per share*	$ 0.90	$ 1.46	$ 1.51
Diluted EPS:			
Income available to common shareholders	$ 75,799	$ 119,485	$ 123,027
Add: interest expense on convertible bonds, net of tax	—	5	16
Income used in diluted earnings per share calculation	$ 75,799	$ 119,490	$ 123,043
Average common shares outstanding*	84,678,045	82,059,662	81,593,144
Add: common stock equivalents:			
Stock option plans	8,102	23,548	94,622
Convertible debentures/preferred securities	—	14,228	43,520
Average common and common stock equivalent shares outstanding*	84,686,147	82,097,438	81,731,286
Diluted net income per share*	$ 0.90	$ 1.46	$ 1.51

* Average outstanding shares and per share data restated to reflect the effect of stock dividends declared April 28, 2009 and August 20, 2009.

For the years ended December 31, 2009, 2008, and 2007, options to purchase 4.9 million shares, 6.4 million shares and 6.3 million shares, respectively, were outstanding but not included in the computation of diluted earnings per share because they were antidilutive.

(Dollars in thousands)

20. Regulatory Matters

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to quantitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. At December 31, 2009 and 2008, Management believes the Corporation meets all capital adequacy requirements to which it is subject. The capital terms used in this note to the consolidated financial statements are defined in the regulations as well as in the "Capital Resources" section of Management's Discussion and Analysis of financial condition and results of operations.

At December 31, 2009 and 2008, the most recent notification from the OCC categorized FirstMerit Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized FirstMerit Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. In management's opinion, there are no conditions or events since the OCC's notification that have changed First Merit Bank's categorization as "well capitalized."

Consolidated

	Actual			Adequately Capitalized:			Well Capitalized:		
As of December 31, 2009	Amount	Ratio		Amount	Ratio		Amount		Ratio
Total Capital (to Risk Weighted Assets)	$1,071,682	13.34%	>	$642,670	8.00%	>	$803,337	>	10.00%
Tier I Capital (to Risk Weighted Assets)	$ 971,013	12.09%	>	$321,335	4.00%	>	$482,002	>	6.00%
Tier I Capital (to Average Assets)	$ 971,013	9.39%	>	$413,842	4.00%	>	$517,303	>	5.00%

Consolidated

	Actual			Adequately Capitalized:			Well Capitalized:		
As of December 31, 2008	Amount	Ratio		Amount	Ratio		Amount		Ratio
Total Capital (to Risk Weighted Assets)	$1,007,679	11.80%	>	$683,403	8.00%	>	$854,254	>	10.00%
Tier I Capital (to Risk Weighted Assets)	$ 870,870	10.19%	>	$341,702	4.00%	>	$512,553	>	6.00%
Tier I Capital (to Average Assets)	$ 870,870	8.19%	>	$425,481	4.00%	>	$531,851	>	5.00%

(Dollars in thousands)

Bank Only

As of December 31, 2009	Actual			Adequately Capitalized:			Well Capitalized:		
	Amount	Ratio		Amount	Ratio		Amount		Ratio
Total Capital (to Risk Weighted Assets)	$922,919	11.51%	>	$641,231	8.00%	>	$801,539	>	10.00%
Tier I Capital (to Risk Weighted Assets)	$826,517	10.31%	>	$320,615	4.00%	>	$480,923	>	6.00%
Tier I Capital (to Average Assets)	$826,517	8.00%	>	$413,040	4.00%	>	$516,300	>	5.00%

Bank Only

As of December 31, 2008	Actual			Adequately Capitalized:			Well Capitalized:		
	Amount	Ratio		Amount	Ratio		Amount		Ratio
Total Capital (to Risk Weighted Assets)	$895,703	10.51%	>	$681,973	8.00%	>	$852,466	>	10.00%
Tier I Capital (to Risk Weighted Assets)	$762,634	8.95%	>	$340,986	4.00%	>	$511,480	>	6.00%
Tier I Capital (to Average Assets)	$762,634	7.18%	>	$424,764	4.00%	>	$530,955	>	5.00%

21. Subsequent Events (unaudited)

On February 19, 2010, FirstMerit Bank, N.A., completed the previously announced acquisition of certain assets and the transfer of certain liabilities with respect to 24 branches of First Bank located in the greater Chicago, Illinois area. Based on the January 31, 2010 pre-closing balance sheet, the acquisition included the assumption of approximately $1.2 billion in deposits and the purchase of $330.4 million of loans and certain other assets of First Bank associated with the acquired branch locations. In consideration of the purchased assets and transferred liabilities, FirstMerit Bank paid to First Bank a 3.50% deposit premium on the total deposits assumed on February 19, 2010, or $42.1 million based on the January 31, 2010 pre-closing balance sheet. In accordance with the purchase and assumption agreement, total deposits assumed and loans and other assets purchased are subject to change based on receipt and review of the February 19, 2010 closing balance sheet; the consideration paid will be adjusted accordingly. This acquisition will be accounted for under the acquisition method in accordance with ASC 805. The fair value of the assets acquired and liabilities assumed have yet to be determined.

On February 19, 2010 the Corporation acquired, through its subsidiary FirstMerit Bank, N.A., the operations of George Washington Savings Bank, the subsidiary of George Washington Savings Bancorp, through a purchase and assumption agreement with the FDIC. The Illinois Department of Financial and Professional Regulations, Division of Banking, declared George Washington Savings Bank closed on February 19, 2010 and appointed the FDIC as receiver. As of January 30, 2010, George Washington Savings Bank had approximately $393 million in loans which will be subject to a loss-sharing agreement with the FDIC.

(Dollars in thousands)

22. Quarterly Financial Data (Unaudited)

Quarterly financial and per share data for the years ended 2009 and 2008 are summarized as follows:

		Quarters			
		First	Second	Third	Fourth
Total interest income	2009	$119,356	$116,159	$113,671	$110,341
	2008	$145,524	$135,771	$137,150	$135,381
Total interest expense	2009	$ 32,462	$ 29,044	$ 26,294	$ 22,963
	2008	$ 61,225	$ 48,240	$ 46,029	$ 42,143
Net interest income	2009	$ 86,894	$ 87,115	$ 87,377	$ 87,378
	2008	$ 84,299	$ 87,531	$ 91,121	$ 93,238
Provision for loan losses	2009	$ 18,065	$ 26,521	$ 23,887	$ 29,960
	2008	$ 11,521	$ 14,565	$ 15,531	$ 16,986
Net income	2009	$ 29,434	$ 15,495	$ 22,763	$ 14,478
	2008	$ 31,443	$ 29,153	$ 29,753	$ 29,136
Net income per basic share*	2009	$ 0.33	$ 0.13	$ 0.27	$ 0.17
	2008	$ 0.38	$ 0.36	$ 0.37	$ 0.35
Net income per diluted share*	2009	$ 0.33	$ 0.13	$ 0.27	$ 0.17
	2008	$ 0.38	$ 0.36	$ 0.37	$ 0.35

* Per share data restated to reflect the effect of stock dividends declared April 28, 2009 and August 20, 2009.

MANAGEMENT'S REPORT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

FirstMerit Corporation is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements and related notes included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with accounting principles generally accepted in the United States necessarily include some amounts that are based on Management's best estimates and judgments. The Management of FirstMerit Corporation is responsible for establishing and maintaining adequate internal controls over financial reporting that are designed to produce reliable financial statements in conformity with accounting principles generally accepted in the United States of America. FirstMerit Corporation's system of internal control over financial reporting contains self-monitoring mechanisms, and compliance is tested and evaluated through internal audits. Our internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the Audit Committee of the Board of Directors. Actions are taken to correct potential deficiencies as they are identified. The Audit Committee, consisting entirely of directors who are independent under the listing standards of the Nasdaq Stock Market, meets with management, the internal auditors and the independent registered public accounting firm, reviews audit plans and results, and reviews management's actions in discharging its responsibilities for accounting, financial reporting and internal controls.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed FirstMerit Corporation's system of internal control over financial reporting as of December 31, 2009, in relation to criteria for effective internal control over financial reporting as described in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, Management concludes that, as of December 31, 2009, its system of internal control over financial reporting met those criteria and was effective. Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired FBBC ABL loans, which is included in the 2009 consolidated financial statements and constituted 0.88% of total assets as of December 31, 2009.

The effectiveness of FirstMerit Corporation's internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

PAUL G. GREIG
Chairman and Chief
Executive Officer

TERRENCE E. BICHSEL
Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
FirstMerit Corporation

We have audited the consolidated balance sheets of FirstMerit Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of FirstMerit Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FirstMerit Corporation and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), FirstMerit Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010 expressed an unqualified opinion thereon.


Ernst + Young LLP

Akron, Ohio
February 25, 2010

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Shareholders and Board of Directors
FirstMerit Corporation

We have audited FirstMerit Corporation's ("FirstMerit") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). FirstMerit's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Report on Management's Assessment of Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired First Bank Business Capital, Inc.'s (FBBC) asset based lending (ABL) business, which is included in the 2009 consolidated financial statements of FirstMerit Corporation and constituted 0.88% of total assets as of December 31, 2009. Our audit of internal control over financial reporting of FirstMerit Corporation also did not include an evaluation of the internal control over financial reporting of FBBC's ABL business.

In our opinion, FirstMerit maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FirstMerit Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 25, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Akron, Ohio
February 25, 2010

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

FirstMerit Corporation's Management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. As of December 31, 2009, an evaluation was performed under the supervision and with the participation of Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures. Based on that evaluation, management concluded that disclosure controls and procedures as of December 31, 2009 were effective in ensuring material information required to be disclosed in this Annual Report on Form 10-K was recorded, processed, summarized, and reported on a timely basis. Additionally, there were no changes in the Corporation's internal control over financial reporting.

Management's responsibilities related to establishing and maintaining effective disclosure controls and procedures include maintaining effective internal controls over financial reporting that are designed to produce reliable financial statements in accordance with accounting principles generally accepted in the United States of America. As disclosed in the Report on Management's Assessment of Internal Control Over Financial Reporting on page 105 of this Annual Report, Management assessed the Corporation's system of internal control over financial reporting as of December 31, 2009, in relation to criteria for effective internal control over financial reporting as described in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Management believes that, as of December 31, 2009, its system of internal control over financial reporting met those criteria and is effective.

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired FBBC ABL loans, which is included in the 2009 consolidated financial statements and constituted 0.88% of total assets as of December 31, 2009.

There have been no significant changes in the Corporation's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2009.

ITEM 9B. OTHER INFORMATION

Not Applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors, Executive Officers and Persons Nominated or Chosen to Become Directors or Executive Officers

The information required by Item 401 of Regulation S-K concerning the directors of FirstMerit and the nominees for re-election as directors of FirstMerit at the Annual Meeting of Shareholders to be held on April 21, 2010 (the "2010 Annual Meeting") is incorporated herein by reference from the disclosure to be included under the caption "Proposal 1 — Election of Directors" in FirstMerit's definitive proxy statement relating to the 2010 Annual Meeting to be filed with the SEC ("FirstMerit's 2010 Proxy Statement").

The information required by Item 401 of Regulation S-K concerning the executive officers of FirstMerit is incorporated herein by reference from the disclosure provided under the caption "Executive Officers of the Registrant" included in Part I of this Annual Report on Form 10-K.

Compliance with Section 16(a) of the Exchange Act

The information required by item 405 of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in FirstMerit's 2010 Proxy Statement.

Committee Charters; Code of Business Conduct and Ethics

FirstMerit has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that covers all employees, including its principal executive, financial and accounting officers, and is posted on FirstMerit's website *www.firstmerit.com.* In the event of any amendment to, or waiver from, a provision of the Code of Ethics that applies to its principal executive, financial or accounting officers, FirstMerit intends to disclose such amendment or waiver on its website.

Procedures for Recommending Directors Nominees

Information concerning the procedures by which shareholders of FirstMerit may recommend nominees to First-Merit's Board of Directors is incorporated herein by reference from the disclosure to be included under the caption "Director Nominations" in FirstMerit's 2010 Proxy Statement. These procedures have not materially changed from those described in FirstMerit's definitive proxy materials for the 2009 Annual Meeting of Shareholders held on April 15, 2009.

Audit Committee

The information required by Items 407(d)(4) and 407(d)(5) of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "Committees of the Board of Directors — Audit Committee" in FirstMerit's 2010 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K is incorporated herein by reference from the disclosure to be included under the captions "Compensation Discussion and Analysis" and "Executive Compensation and Other Information" in FirstMerit's 2010 Proxy Statement.

The information required by Item 407(e)(4) of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "Compensation Interlocks and Insider Participation" in FirstMerit's 2010 Proxy Statement.

The information required by Item 407(e)(5) of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "The Compensation Report" in FirstMerit's 2010 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 403 of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "Beneficial Ownership of Management and Certain Beneficial Owners" in FirstMerit's 2010 Proxy Statement.

Equity Compensation Plan Information

Plan category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities available for grant for Options, Warrants and Rights (c)
Equity Compensation Plans Approved by Security Holders			
1999	1,933,487	26.32	—
2002	2,009,809	24.89	—
2002D	89,000	23.61	—
2006	448,438	23.95	2,163,567
2006D	69,000	22.04	—
Total	4,549,734		2,163,567

Equity Compensation Plans Not Approved by Security Holders

None.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENT

The information required by Item 404 of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "Certain Relationships and Related Transactions" in FirstMerit's 2010 Proxy Statement.

The information required by Item 407(a) of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "The Board of Directors — Independence" in FirstMerit's 2010 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference from the disclosure to be included under the captions "Independent Registered Public Accounting Firm Fees" and "Pre-Approval of Fees" in First-Merit's 2010 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

(a)(1) The following Financial Statements appear in Part II of this Report:

Consolidated Balance Sheets as of December 31, 2009 and 2008;

Consolidated Statements of Income for Years ended December 31, 2009, 2008, and 2007;

Consolidated Statements of Changes in Shareholders' Equity for Years ended December 31, 2009, 2008, and 2007;

Consolidated Statements of Cash Flows for Years ended December 31, 2009, 2008, and 2007;

Notes to Consolidated Financial Statements for Years ended December 31, 2009, 2008, and 2007;

Report of Management on Internal Control Over Financial Reporting; and

Reports of Independent Registered Public Accounting Firms.

(a)(2) Financial Statement Schedules

All schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes which appear in Part II of this Report.

(a)(3) See the Exhibit Index which follows the signature page.

(b) See the Exhibit Index which follows the signature page.

(c) See subparagraph (a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Akron, State of Ohio, on the 25th day of February, 2010.

FIRSTMERIT CORPORATION

By: /s/ Paul G. Greig

Paul G. Greig, Chairman and Chief Executive Officer

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Paul G. Greig

Paul G. Greig
Chairman, Chief Executive Officer and Director
(principal executive officer)

/s/ Terrence E. Bichsel

Terrence E. Bichsel
Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)

/s/ Steven H. Baer*

Steven H. Baer
Director

/s/ R. Cary Blair*

R. Cary Blair
Director

/s/ Karen S. Belden*

Karen S. Belden
Director

/s/ Robert W. Briggs*

Robert W. Briggs
Director

/s/ John C. Blickle*

John C. Blickle
Director

/s/ Gina D. France*

Gina D. France
Director

/s/ Richard Colella*

Richard Colella
Director

/s/ J. Michael Hochschwender*

J. Michael Hochschwender
Director

/s/ Terry L. Haines*

Terry L. Haines
Director

/s/ Philip A. Lloyd, II*

Philip A. Lloyd, II
Director

/s/ Clifford J. Isroff*

Clifford J. Isroff
Director

/s/ Richard N. Seaman*

Richard N. Seaman
Director

*The undersigned, by signing his name hereto, does hereby sign and execute this Annual Report on Form 10-K on behalf of each of the indicated directors of FirstMerit Corporation pursuant to a Power of Attorney executed by each such director and filed with this Annual Report on Form 10-K.

/s/ J. Bret Treier

J. Bret Treier, Attorney-in-Fact

Dated: February 25, 2010

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit Index

Exhibit Number	Description
3.1	Second Amended and Restated Articles of Incorporation of FirstMerit Corporation, as amended (incorporated by reference from Exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC by FirstMerit on February 18, 2009).
3.2	Second Amended and Restated Code of Regulations of FirstMerit Corporation as amended (incorporated by reference from Exhibit 3.2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC by FirstMerit on February 18, 2009).
4.1	Indenture dated as of February 13, 1998, between Firstar Bank Milwaukee, National Association, as trustee, and Signal Corp. (incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-4 (No. 333-52581-01) filed with the SEC by FirstMerit Capital Trust I, fka Signal Capital Trust I, on May 13, 1998).
4.2	Amended and Restated Declaration of Trust of FirstMerit Capital Trust I, fka Signal Capital Trust I, dated as of February 13, 1998 (incorporated by reference from Exhibit 4.5 to the Registration Statement on Form S-4 (No. 333-52581-01) filed with the SEC by FirstMerit Capital Trust I, fka Signal Capital Trust I, on May 13, 1998).
4.3	Form of Capital Security Certificate (incorporated by reference from Exhibit 4.6 to the Registration Statement on Form S-4 (No. 333-52581-01) filed with the SEC by FirstMerit Capital Trust I, fka Signal Capital Trust I, on May 13, 1998).
4.4	Series B Capital Securities Guarantee Agreement (incorporated by reference from Exhibit 4.7 to the Registration Statement on Form S-4 (No. 333-52581-01) filed with the SEC by FirstMerit Capital Trust I, fka Signal Capital Trust I, on May 13, 1998).
4.5	Form of 8.67% Junior Subordinated Deferrable Interest Debenture, Series B (incorporated by reference from Exhibit 4.2 to the Registration Statement on Form S-4 (No. 333-52581-01) filed with the SEC by FirstMerit Capital Trust I, fka Signal Capital Trust I, on May 13, 1998).
4.6	Supplemental Indenture dated as of February 12, 1999, between FirstMerit and Firstar Bank Milwaukee, National Association, as trustee, relating to the obligations of FirstMerit Capital Trust I, fka Signal Capital Trust I (incorporated by reference from Exhibit 4.3 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed with the SEC by FirstMerit on March 22, 1999).
4.7	Letter Agreement dated January 9, 2009, including the Securities Purchase Agreement — Standard Terms attached thereto as Exhibit A, between FirstMerit and the United States Department of the Treasury (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by FirstMerit on January 12, 2009) [Note: Annex A to the Securities Purchase Agreement is not included therewith; filed as Exhibit 3.2 to Current Report on Form 8-K filed with the SEC by FirstMerit on January 12, 2009].
4.8	Form of Warrant to purchase 952,260 Common Shares of FirstMerit, issued to the United States Department of the Treasury on January 9, 2009 (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by FirstMerit on January 12, 2009).
10.1	Credit Agreement between FirstMerit and Citibank, N.A. (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by FirstMerit on December 7, 2006).
10.2*	Amended and Restated 1997 Stock Plan (incorporated by reference from Exhibit 1.4 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC by FirstMerit on March 9, 2001).
10.3*	First Amendment to the Amended and Restated 1997 Stock Plan (incorporated by reference from Exhibit 10.3 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC by FirstMerit on February 18, 2009).
10.4*	Amended and Restated 1999 Stock Option Plan (incorporated by reference from Exhibit 10.5 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000, filed with the SEC by FirstMerit on April 30, 2001).
10.5*	First Amendment to the Amended and Restated 1999 Stock Plan (incorporated by reference from Exhibit 10.3 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC by FirstMerit on February 18, 2009).

Exhibit Number	Description
10.6*	Amended and Restated 2002 Stock Plan (incorporated by reference from Exhibit 10.6 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC by FirstMerit on April 30, 2006).
10.7*	First Amendment to the Amended and Restated 2002 Stock Plan (incorporated by reference from Exhibit 10.7 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC by FirstMerit on February 18, 2009).
10.8*	Amended and Restated 2006 Equity plan (incorporated by reference from Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by FirstMerit on May 2, 2008).
10.9*	First Amendment to the Amended and Restated 2006 Equity Plan (incorporated by reference from Exhibit 10.9 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC by FirstMerit on February 18, 2009).
10.10*	Amended and Restated Executive Deferred Compensation Plan (incorporated by reference from Exhibit 10.10 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC by FirstMerit on February 18, 2009).
10.11*	Amended and Restated Director Deferred Compensation Plan (incorporated by reference from Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC by FirstMerit on February 18, 2009).
10.12*	Amended and Restated Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC by FirstMerit on February 18, 2009).
10.13*	Form of Amended and Restated Membership Agreement with respect to the Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10.39 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed with the SEC by FirstMerit on March 22, 1999).
10.14*	2008 Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10.14 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC by FirstMerit on February 18, 2009).
10.15*	Amendment to the Supplemental Executive retirement plan (incorporated by reference from Exhibit 10.15 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC by FirstMerit on February 18, 2009).
10.16*	Amended and Restated Unfunded Supplemental Benefit Plan (incorporated by reference from Exhibit 10.16 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC by FirstMerit on February 18, 2009).
10.17*	Amended and Restated Executive Cash Incentive Plan (incorporated by reference from Exhibit 10.17 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC by FirstMerit on February 18, 2009).
10.18*	2008 Excess Benefit Plan (incorporated by reference from Exhibit 10.18 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC by FirstMerit on February 18, 2009).
10.19*	First Amendment to the 2008 Excess Benefit Plan (incorporated by reference from Exhibit 10.19 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC by FirstMerit on February 18, 2009).
10.20*	Executive Insurance Program Summary (incorporated by reference from Exhibit 10.20 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001, filed with the SEC by FirstMerit on April 30, 2002).
10.21*	Long-Term Disability Benefit Summary (incorporated by reference from Exhibit 10.21 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC by FirstMerit on February 18, 2009).
10.22*	Director Compensation Summary (incorporated by reference from Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC by FirstMerit on February 18, 2009).
10.23*	Form of Amended and Restated Change in Control Termination Agreement (Tier 1) (incorporated by reference from Exhibit 10.23 to the Annual Report on Form 10-K filed by FirstMerit on February 18, 2009).

Exhibit Number	Description
10.24*	Form of Amended and Restated Change in Control Termination Agreement (Tier 1/2008 SERP) (incorporated by reference from Exhibit 10.24 to the Annual Report on Form 10-K filed by FirstMerit on February 18, 2009).
10.25*	Form of Displacement Agreement (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed by FirstMerit on November 5, 2004).
10.26*	Form of Director and Officer Indemnification Agreement and Undertaking (incorporated by reference from Exhibit 10.35 to the Annual Report on Form 10-K/A filed by FirstMerit on April 30, 2002).
10.27*	Amended and Restated Employment Agreement by and between FirstMerit Corporation and Paul G. Greig (incorporated by reference from Exhibit 10.27 to the Annual Report on Form 10-K filed by FirstMerit on February 18, 2009).
10.28*	Amended and Restated Change in Control Termination Agreement (Greig) (incorporated by reference from Exhibit 10.28 to the Annual Report on Form 10-K filed by FirstMerit on February 18, 2009).
10.29*	Amended and Restated Displacement Agreement (Greig) (incorporated by reference from Exhibit 10.29 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC by FirstMerit on February 18, 2009).
10.30*	Restricted Stock Award Agreement of Paul G. Greig, dated May 15, 2006 (incorporated by reference from Exhibit 10.37 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC by FirstMerit on February 18, 2007).
10.31*	Form of Director Initial Restricted Stock Award (incorporated by reference from Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC by FirstMerit on May 2, 2008).
10.32*	Form of Director Annual Restricted Stock Award (incorporated by reference from Exhibit 10.3 to the Quarterly Report on Form 10-Q filed with the SEC by FirstMerit on May 2, 2008).
10.33*	Form of Employee restricted Stock Award (Change in Control) (incorporated by reference from Exhibit 10.4 to the Quarterly Report on Form 10-Q filed with the SEC by FirstMerit on May 2, 2008).
10.34*	Form of Employee Restricted Stock Award (no Change in Control) (incorporated by reference from Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC by FirstMerit on May 2, 2008).
10.35*	Form of Director Nonqualified Stock Option Agreement (incorporated by reference from Exhibit 10.6 to the Quarterly Report on Form 10-Q filed with the SEC by FirstMerit on May 2, 2008).
10.36*	Form of Employee Nonqualified Stock Option Agreement (Change in Control) (incorporated by reference from Exhibit 10.7 to the Quarterly Report on Form 10-Q filed with the SEC by FirstMerit on May 2 2008).
10.37*	Form of Employee Nonqualified Stock Option Agreement (no Change in Control) (incorporated by reference from Exhibit 10.8 to the Quarterly Report on Form 10-Q filed with the SEC by FirstMerit on May 2, 2008).
10.38*	Form of Letter Agreement dated January 9, 2009, between FirstMerit Corporation and its Senior Executive Officers (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by FirstMerit on January 12, 2009) [Note: Appendix A is not included therewith; filed as part of Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC by FirstMerit on January 12, 2009].
10.39	Credit Agreement by and between FirstMerit Corporation and SunTrust Bank (incorporated by reference from Exhibit 10.39 to the Annual Report on Form 10-K filed by FirstMerit on February 18, 2009).
10.40	First Amendment to the Credit Agreement between FirstMerit Corporation and SunTrust Bank (incorporated by reference from Exhibit 10.40 to the Annual Report on Form 10-K filed by FirstMerit on February 18, 2009).
10.41	Line of Credit Letter Agreement between FirstMerit Corporation and PNC Bank, N.A. (incorporated by reference from Exhibit 10.41 to the Annual Report on Form 10-K filed by FirstMerit on February 18, 2009).
10.42	Committed Line of Credit Note between FirstMerit Corporation and PNC Bank, N.A. (incorporated by reference from Exhibit 10.42 to the Annual Report on Form 10-K filed by FirstMerit on February 18, 2009).
10.43	Repurchase Letter Agreement dated April 22, 2009, between FirstMerit and the United States Department of the Treasury (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by FirstMerit on April 22, 2009).
10.44	Distribution Agency Agreement dated May 6, 2009, between FirstMerit and Credit Suisse Securities (USA) LLC (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by FirstMerit on May 6, 2009).

Exhibit Number	Description
10.45	Warrant Repurchase Letter Agreement dated May 27, 2009, between FirstMerit and the United States Department of the Treasury (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by FirstMerit on May 27, 2009).
10.46	Purchase and Assumption Agreement dated November 11, 2009, between FirstMerit Bank, N.A. and First Bank (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by FirstMerit on November 12, 2009).
12	Computation of Consolidated Ratios of Earnings to Fixed Charges (filed herewith).
21	Subsidiaries of FirstMerit (filed herewith).
23	Consent of Ernst & Young LLP (filed herewith).
24	Power of Attorney (filed herewith).
31.1	Rule 13a-14(a)/Section 302 Certification of Paul G. Greig, Chairman, President and Chief Executive Officer of FirstMerit (filed herewith).
31.2	Rule 13a-14(a)/Section 302 Certification of Terrence E. Bichsel, Executive Vice President and Chief Financial Officer of FirstMerit (filed herewith).
32.1	Rule 13a-14(b)/Section 906 Certification of Paul G. Greig, Chairman, President and Chief Executive Officer of FirstMerit (filed herewith).
32.2	Rule 13a-14(b)/Section 906 Certification of Terrence E. Bichsel, Executive Vice President and Chief Financial Officer of FirstMerit (filed herewith).

EXECUTIVE GROUP

PAUL G. GREIG
Chairman, President and CEO

TERRENCE E. BICHSEL
Executive Vice President
Chief Financial Officer

N. JAMES BROCKLEHURST
Executive Vice President

NICHOLAS V. BROWNING
Executive Vice President

TIMOTHY M. BURKE
Executive Vice President

R. ERIC DELLAPINA
Senior Vice President

KENNETH A. DORSETT
Executive Vice President

MARK N. DUHAMEL
Executive Vice President
Treasurer

DAVID G. GOODALL
Executive Vice President

P. GENE GOTTFRIED
Senior Vice President

BRUCE M. KEPHART
Executive Vice President

DONALD H. KINCADE
Senior Vice President

WILLIAM G. LAMB
Executive Vice President

CHRISTOPHER J. MAURER
Executive Vice President

SEAN P. RICHARDSON
Executive Vice President

WILLIAM P. RICHGELS
Executive Vice President

LARRY A. SHOFF
Executive Vice President

JUDITH A. STEINER
Executive Vice President
Corporate Secretary

SUE E. ZAZON
Senior Vice President

BOARD OF DIRECTORS

MR. STEVEN H. BAER
Mr. Baer, 60, is Managing Member, Rally Capital Services, LLC. He was elected to the FirstMerit Board of Directors in 2007.
Audit Committee

MS. KAREN S. BELDEN
Ms. Belden, 67, is currently a real estate agent for Prudential DeHoff Realtors. She was elected to the FirstMerit Board of Directors in 1996.
Audit committee,
Risk Management Committee

MR. R. CARY BLAIR
Mr. Blair, 70, is the former Chairman and Chief Executive Officer for Westfield Companies. He was elected to the FirstMerit Board of Directors in 1996.
Executive Committee,
Chairman, Compensation Committee

MR. JOHN C. BLICKLE
Mr. Blickle, 59, is the President of Rubber City Arches, LLC, dba McDonald's Restaurants. He was elected to the FirstMerit Board of Directors in 1989.
Chairman, Audit Committee,
Corporate Governance & Nominating Committee, Executive Committee,
Risk Management Committee

MR. ROBERT W. BRIGGS
Mr. Briggs, 68, is the President of GAR Foundation; Chairman Emeritus of the Board of the law firm of Buckingham, Doolittle & Burroughs, LLP. He was elected to the FirstMerit Board of Directors in 1996.
Executive Committee,
Risk Management Committee

MR. RICHARD COLELLA
Mr. Colella, 74, is an Attorney for Colella & Weir, PLL. He was elected to the FirstMerit Board of Directors in 1998.
Risk Management Committee

MS. GINA D. FRANCE
Ms. France, 51, is the President of France Strategic Partners, LLC. She was elected to the FirstMerit Board of Directors in 2004.
Audit Committee, Corporate Governance & Nominating Committee

MR. PAUL G. GREIG
Mr. Greig, 54, is the chairman, President and Chief Executive Officer of FirstMerit Corporation. He was elected to the FirstMerit Board of Directors in 2006.
Executive Committee

MR. TERRY L. HAINES
Mr. Haines, 63, is the former President and Chief Executive Officer of A. Schulman, Inc. He was elected to the FirstMerit Board of Directors in 1991.
Compensation Committee

MR. J. MICHAEL HOCHSCHWENDER
Mr. Hochschwender, 49, is the President and Chief Executive Officer of the Smithers Group. He was elected to the FirstMerit Board of Directors in 2005.
Compensation Committee,
Audit Committee

MR. CLIFFORD J. ISROFF
Mr. Isroff, 73, is the former Chairman of I Corp. He was elected to the FirstMerit Board of Directors in 1981.
Chairman, Corporate Governance & Nominating Committee,
Chairman, Executive Committee,
Compensation Committee,
Risk Management Committee

MR. PHILIP A. LLOYD, II
Mr. Lloyd, 63, is an attorney for Vorys, Sater, Seymour and Pease, LLP. He was elected to the FirstMerit Board of Directors in 1988.
Executive Committee
Chairman, Risk Management Committee

MR. RICHARD N. SEAMAN
Mr. Seaman, 64, is the President and Chief Executive Officer of Seaman Corporation. He was elected to the FirstMerit Board of Directors in 1998.
Compensation Committee

Stock Listing
Nasdaq Global Select Market
Symbol – FMER

Stock Transfer Agent
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
1-800-937-5449
www.amstock.com

Corporate Address
FirstMerit Corporation
III Cascade Plaza
Akron, Ohio 44308-1103
330-996-6300
www.firstmerit.com

Annual Meeting
The Annual Meeting of FirstMerit Corporation will be held at 10 a.m. on Wednesday, April 21, 2010, at the J.S. Knight Center
77 E. Mill Street
Akron, Ohio 44308

Form 10-K
The annual report on form 10-K, as required to be filed with the Securities and Exchange Commission, is available without charge either by visiting www.firstmerit.com/investors or upon written request to:
Thomas P. O'Malley
FirstMerit Corporation
III Cascade Plaza
Akron, Ohio 44308-1103

Financial Updates/Information
To access timely information and complete financial information visit www.firstmerit.com.

Dividend Reinvestment
A plan is available to shareholders whereby they may acquire additional shares free of commission and fees. For information, please contact:
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
1-800-937-5449
www.amstock.com



FirstMerit Corporation
III Cascade Plaza
Akron, Ohio 44308-1103
330-996-6300

www.firstmerit.com